SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 11, 2012
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP

(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento
Básico do Estado de São Paulo -
SABESP

Financial Statements as of
December 31, 2011 and 2010

Independent auditor's report

To the Management and Shareholders
Companhia de Saneamento Básico do
Estado de São Paulo - SABESP

We have audited the accompanying financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP ("Company" or "Parent company"), which comprise the balance sheet as at December 31, 2011 and the statements of income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2011 and the consolidated statements of income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility
for the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the parent company
financial statements

In our opinion, the parent company financial statements referred to above present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as at December 31, 2011, and its financial performance and cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated
financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP and its subsidiaries as at December 31, 2011, and their financial performance and cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis of matter

As discussed in Note 2 to these financial statements, the parent company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, these practices differ from IFRS applicable to separate financial statements only in relation to the measurement of investments in jointly-controlled subsidiaries based on equity accounting, while IFRS requires measurement based on cost or fair value. Our opinion is not qualified in respect of this matter.

Other matters

Supplementary information -
statements of value added

We also have audited the parent company and consolidated statements of value added for the year ended December 31, 2011 prepared by management, the presentation of which is required by the Brazilian corporate legislation for listed companies, but is considered supplementary information for IFRS. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, March 23, 2012

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Valdir Renato Coscodai
Contador CRC 1SP149262/O-6

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

MESSAGE FROM CEO

It is not possible talking about civilization without mentioning basic sanitation, which is human being s basic right and condition necessary so that the environment and natural resources are not fated to exhaustion. In this regard, supply water, collect and treat sewage is an activity intrinsically connected with sustainability. One cannot live without the other.

A company like Sabesp everyday deals with sustainability in all its dimensions. We are socially responsible for providing a service whose effects over recipient s life quality and health conditions are direct and immediate. We are environmentally involved in the conservation of springs, recovery of water resources and rivers, stream and ocean depollution. We are committed to the financial strength of a business whose maturation is naturally lengthy and costs should necessarily low.

Sabesp s commitment to sustainability precepts is already recognized by society. This is the result of a culture that has been built up in our employees daily activities, our service providers, in the quality which is increasingly required from our suppliers, but sustainability does not mean the final destination, it is a direction to be sought towards a future much better than present time.

Therefore, when preparing this report, we were concerned with broadening the limits of boundaries. We enhanced the dimension of the information disclosed, we sought to improve the quality of the information that has already been published, we acknowledge our weaknesses when and where they can be noticed. We are committed to transparency, common good and respect for our stakeholders.

I understand that our mission of supplying sanitation to over 27.6 million people only is successful if grounded in fundamental principles: transparency, good management and technology. Sabesp has been able to fulfill this mission, efficiently on a solid, dynamic, innovative and sustainable basis in financial, environmental and social terms.

Sustainable development cannot be better translated than a sewage treatment station capable of effectively operating over its 50 years of useful life, at lower cost, with greater service scope, taking most advantage of natural resources and with a minimum impact on the environment. This means sustainability.

Sabesp is also committed to the universalization of sanitation services in formal areas where we operate by the end of this decade. Therefore, the company foresees to maintain the average of investments recorded in the past years, i.e., approximately R$ 2 billion.

Based on these principles, Sabesp obtained relevant results in the expansion of water and sewage services in 2011. In both cases, the number of new connections was the highest over the last 12 years. By the end of this decade, we plan to make another 1.6 million new water connections and nearly 2.3 million sewage connections in order to materialize our target of universalizing sanitation services in our marketplace.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

All six performance targets outlined for our organization in 2011 have been achieved. We consider the performance satisfactory, without mentioning that, although our business strategy kept its direction, 2011 was a year of changes in our Management, we exchanged four of six members of our Board of Executive Officers. In our opinion, our performance in new businesses is still far from our plans but it is possible to move forward.

The commitment of universalizing water supply, sewage collection and treatment services by the end of this decade is one of the most privileged and challenging commitments that a company could have. Sabesp has the privilege of, in each of its small to relevant actions, collaborating to a better people s life, a healthier environment, so that society is economically more developed and socially fairer.

Dilma Pena

Chief Executive Officer of Sabesp

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Profile

Sabesp is a mixed-capital company with limited liability that operates in the sanitation sector, whose majority shareholder is the São Paulo State Government. Its common shares are traded on the Novo Mercado (New Market) segment of the Securities, Commodities and Futures Exchange of São Paulo (BM&FBovespa), under the ticker SBSP3, and as American Depositary Receipts (ADR level III) at New York Stock Exchange (NYSE), under the ticker SBS.

Founded in 1973, Sabesp is the largest sanitation company of the Americas and the world s fourth largest company in terms of population served, according to the 13rd edition (2011-2012) of the Pinsent Masons Water Yearbook. The Company s head offices are located in the City and State of São Paulo.

In addition to providing water and sewage services in the State of São Paulo, Sabesp is also accredited to operate in other states and countries, and may also operate in the drainage and city cleaning segments, handling of solid waste and energy.

We directly operate sanitation services in 363 municipalities of the State of São Paulo in 2011, the municipality of Macatuba is no longer our operated base and we supply water on the wholesale basis to other seven municipalities, among which five also utilize our sewage treatment services. Total population supplied with water by Sabesp reaches 27.6 million people (3.5 million referring to wholesale, 200,000 in partnership and 23.9 million directly by the company), which accounts for approximately 70% of the urban population of the State of São Paulo.

In addition, we also provide water and sewage services in other three municipalities of the State of São Paulo, through special purpose entities (SPE) organized with private companies, namely: Águas de Castilho S.A. and Águas de Andradina S.A., in partnership with CAB Ambiental; Saneaqua Mairinque S.A., jointly with Foz do Brasil. In the city of Mogi Mirim, in partnership with OHL Meio Ambiente and Etep, we are in charge of the modernization, implementation and management of sewage treatment system also through a SPE.

We also provide consulting services in the water rational use, business and operating management in Panamá and Honduras through a consortium signed with Latin Consult. In addition, we maintain partnerships with sanitation concessionaires of the states of Alagoas (Casal) and Espírito Santo (Cesan).

Sabesp s mission is to provide sanitation services, contributing to improve life quality and environment . Our vision of the future foresees to be recognized in 2018 as the company that ensured universal access to water and sewage services in its marketplace, in a sustainable and competitive manner, with excellence in costumer service .

Despite the dimension of the challenge, the company is well positioned to achieve its objective, with sustainability and profitability. We understand that most of level of investments required is already equalized to fulfill our investment plan. Nevertheless, we continue working hard in raising funds, mainly at lower costs, compatible with sanitation activity, in order to deal with investments necessary to expand our services.

In order to achieve the objective of universalizing services in 2011, the Company reformulated its strategic guidelines: growth with economic and financial sustainability; social and environmental sustainability; universalization and quality; proactive behavior in relationships; integration and innovation; and human capital as competitive force. The new cycle of strategic planning covers the period between 2011 and 2020.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

The Company s commitment to a sustainable and responsible universalization of water and sewage services in its marketplace by the end of this decade is reflected in the financial strategy and social and environmental actions outlined herein.

Table of indicators

Indicators	Unit	2011	2010	2009	2008	2007	2006
Services
Water service ratio		Trend to Univesalization (1)
Sewage collection service ratio	%	82	81	80	79	79	78
Collected sewage treatment ratio (2)%		76	75	74	72	66	63
Resident population serviced with water supply	thousand inhabitants	23,911	23,625	23,363	23,162	22,959	22,700
Resident population serviced with sewage collection	thousand inhabitants	20,498	20,024	19,600	19,198	18,881	18,519
Operational
Water connections	thousand units	7,481	7,295	7,118	6,945	6,767	6,609
Sewage connections	thousand units	5,921	5,718	5,520	5,336	5,167	5,002
Water losses	%	25.6	26.0	26.0	27.9	29.5	31.9
Water produced volume	million m³	2,992	2,952	2,845	2,853	2,874	2,887
Water billed volume at wholesale	million m³	297	293	288	285	274	263
Water billed volume at retail	million m³	1,747	1,699	1,630	1,596	1,573	1,544
Sewage billed volume	million m³	1,486	1,434	1,373	1,330	1,300	1,246
Headcount (3)		14,896	15,330	15,103	16,649	16,850	16,978
Operational productivity	connection/employee	900	849	837	738	708	684
Financial (4)
Net revenues	R$ million	9,941.6	9,231.0	8,579.5	7,809.3	5,970.8	5,527.3
EBITDA (5)	R$ million	3,213.4	3,222.5	2,727.0	2,865.0	2,698.9	2,446.1
EBITDA margin	%	32.4	34.9	31.8	36.7	45.2	44.3
Results (Net income/Loss)	R$ million	1,223.4	1,630.4	1,507.7	862.9	1,055.3	778.9
(1) 99% or more
(2) Due to methodological reasons, it includes a margin variation of more or less 2 percentage points
(3) headcount includes own employees, excluding those transferred to other bodies
(4) Calculated as of 2008 according to CPCs/IFRS

Summary of Targets

The Company fully achieved six performance targets defined in 2011 that guided the concession of salary benefits established in the Profit Sharing Plan (PPR).

Water supply was maintained in a level we may consider as being universalized in our marketplace. New connections of this service followed the vegetative growth of the areas covered by the company and business. Even so, they reached the second largest record over the last 12 years in 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

The sewage collection and treatment continue growing as projected. It is worth mentioning that in 2011, we achieved the best results over the last 12 years in relation to the number of new sewage connections.

Indicators	Unit	Target	Achieved
EBITDA margin (1)%		43.3	43.4
Customer satisfaction index	%	80.0	92.0
Number of new water connections	thousand units	143.5	207.9
Number of new sewage connections	thousand units	195.0	246.4
Water billing loss ratio	%	25.7	25.6
Sewage treatment actions (2)
Number of sewage treatment stations delivered	units	12	12
(includes pre operation)
Number of authorizations of services issued to start	units	21	22
sewage treatment stations works

(1) calculated by method prior to the effictiveness of CPCs/IFRS
(2) The target is composed of two actions, so that to reflect with greater accuracy the company's efforts to expand sewage treatment systems

Referring to loss ratio, the result achieved in the year follows the trend outlined by the Company for the next eight years. The target is to reduce the percentage to 13% by 2019, although this ratio may change in 2012. The volume saved in 2011, with the reduction of total losses from 26% to 25.6%, is sufficient to supply 23,000 people without using new springs, neither additional investments in water reservation and production. It is worth mentioning that the indicator has been systematically going down since 2004, when it stood at 34%.

The Company also maintained a high level of customer s satisfaction, reinforced both by the percentage of 92% measured by opinion polls conducted with 5,860 users, and the fact that Sabesp has been not included in the ranking of companies with the highest number of complaints at Procon (Oversight Board of Consumer Protection and Defense) since March 2010.

BUSINESS MANAGEMENT

Sabesp keeps its pace of investments in order to achieve its target by the end of this decade, providing services to all city domiciles served by the Company.

In 2011, we invested R$2.4 billion, including investments in public-private partnerships (PPP) amounting to R$121.4 million. The utilization of this financing model allows the company to accelerate and optimize the bidding process of works and services and have access to public resources outside the government contingency, speeding up the execution of investment plan.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Investments Track Record (1) (current R$ million)

Investments Made in 2011 by region (current R$ million)

	Water	Sewage	Total
Metropolitan Region of São Paulo	633.2	697.8	1,331.0
Regional System (inland and cost)	502.2	607.0	1,109.2
Total	1,135.4	1,304.8	2,440.2
2011 excluding financial commitments assumed in program contracts (R$139 milion)

Water supply kept the trend to universalization in urban areas. In 2011, we achieved the second largest expansion over the last 12 years: 208,000 new connections. The result is important to ensure safe supply, supported by spring recovery and conservation actions, incentive to reduce consumption and decrease water losses. At the end of 2011 the company supplied approximately 23.9 million people directly, which added to the population of municipalities served on wholesale basis and those operated in private partnerships, amounted to 27.6 million.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

As far as sewage collection services are concerned, 246,000 new connections were made in 2011, the second best result since 1997. The collection ratio was up 82% and treatment reached 76% of collected volume. Approximately 20.5 million people are currently serviced by collection networks, while the company treats the sewage volume generated by 14.9 million people.

In 2011, six new municipalities also had universalized sewage services, summing up 147 municipalities.

New water and sewage connections executed and population benefited in 2011

		RMSP	Regional Systems (Inland and Coast)	Total
Water	Number of new connections (1)	123.5	84.4	207.9
	Population serviced (2)	360	210	570
Sewage	Number of new connections (1)	126.0	120.4	246.4
	Population serviced (2)	510	370	880
(1) in thousands of units (2) in thousands of inhabitants

Target Plan (2011-2019)

	Achieved	Targets (1)
	2011	2011	2012	2013	2014	2015	2019
Water supply		Trend to universalization
Sewage collection (%)	82.3	82.5	83	84	85	86	95
Collected sewage treatment (%)	75.8	79.5	77	78	80	82	95
New water connections (thousand)	207.9	143.5	159	161	160	156	635 (2)
Sew sewage connections (thousand)	246.4	168.7 (3)	207	212	231	236	996 (2)
Water losses (%)	25.6	25.7	25.3	23.5	21.7	19.9	13.1

(1)  Targets shall be adjusted with the conclusion of the 2011/2012 planning cycle and 2010 Census of IBGE
(2)  Accumulated target 2016/2019
(3) For 2011, the target of sewage connections in PPR was higher than the Target Plan as a way of including a greater realization, necessary to univesalize collection

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Structuring Programs

Sabesp s investment plan is based on twofold structuring program: ensure a safe water supply and contribute to depollution and recovery of our rivers, streams and other water bodies.

Our Water Metropolitan Program aims at increasing by 20% corresponding to 13.2 m3/s current production capacity until 2017. In 2011, production and intake works were concluded, improving the water supply level of the metropolitan region of São Paulo (RMSP). We point out the conclusion of interventions that resulted in expanding the treatment capacity of the Production System of Alto Tietê by 50%, from 10m³/s to 15 m³/s, through PPP jointly with CAB Ambiental. In addition, more than 14 important projects were delivered, which together, directly and indirectly benefit 6.6 million people, mainly in the east and west regions of the City of São Paulo with more treated water. The investment accumulated in the program since 2006 is R$1.7 billion, with own funds and financing authorized by the Federal Savings Bank (Caixa Econômica Federal) and the Brazilian Development Bank (BNDES).

The program Água no Litoral (Water on the coast) is another initiative. These are works to expand production, improve quality, increase intake and treated water reservation capacity in the metropolitan area on the coast of the State of São Paulo (Baixada Santista) and south coast, which have approximately 1.7 million people in nine municipalities, a population that reaches almost 3 million people during holiday season.

In 2011, R$158 million were invested in works, such as the implementation of Mambu-Branco Production System estimated to be concluded by the end of second half of 2012, in the city of Itanhaém, and the construction of the Jurubatuba Water Treatment Station to be concluded in 2012 in the city of Guarujá. The partial startup of this station is estimated for the first half of 2012. By the end of 2011, the amount invested in the program which started in 2008 summed up R$472.7 million.

Concurrently with projects destined to production expansion and water treatment, Sabesp develops among its structuring actions, the Loss Reduction Corporate Program. Until 2019, we estimate to invest R$4.3 billion in actions, such as, replacement of network, exchange of pipes, division into sectors (reducing water pressure) and replacement of hydrometers. Currently, our goal is to reduce loss ratio to 13% by 2019, but this target has been reviewed due to results achieved up to date.

We already invested R$1.03 billion in the program, and approximately R$326.7 million in 2011. Resources are partially own funds and the remainder derives from financing authorized by Japan International Cooperation Agency (Jica), Federal Savings Bank (Caixa Econômica Federal) and BNDES. It is worth mentioning that in February 2012, a loan agreement related to the second phase of the program with Jica was signed in the amount of R$710 million to which another R$390 million of Sabesp s consideration will be added.

In 2011, we achieved to decrease billing loss ratio from 26% to 25.6%. It is worth mentioning that the average losses in Brazil stood at 37%.

But only this is not sufficient. Considering low water availability, mainly in the metropolitan region of São Paulo (RMSP), the company s planning includes the roll-out of a new production system in order to meet growing demands of RMSP: the São Lourenço system (Alto Juquiá), will have production capacity of 4.7 m3/s and will supply the west region of Great São Paulo, benefiting almost 1.5 million inhabitants.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

The recovery and depollution of water bodies represent more serious challenge that assuring supply. In this regard, we understand that the recovery of most important river in the State of São Paulo and its affluent is one of the basic tasks with which Sabesp may contribute. This explains our efforts to expand sewage services in the metropolitan region of São Paulo, where the structure installed by the company over the last 20 years as part of Tietê Project represented the inclusion of 8.5 million people in the collection and treatment system.

Tietê Project is our main sewage investment program and currently is at its third phase, which began in 2009. Its goal is to increase the sewage collection ratio to 87% by 2016 and treatment ratio to 84% of total collected volume, with investments estimated at approximately US$1.1 billion, with own funds and financing authorized by Inter-American Development Bank (IDB), Federal Savings Bank (Caixa Econômica Federal) and BNDES. Out of R$423.3 million already invested in this phase of the program, R$228.4 million were invested in 2011.

Approximately 43% of works related to this phase have already been executed and other 25% of works are under bidding process. At the end of interventions, more than 1.5 million people will be benefited with collection and 3 million with sewage treatment.

The fourth and last phases of Tietê Project, with execution estimated between 2013 and 2018, are currently under planning phase. With the latter, we expect to eliminate the release of untreated sewage in Tietê river in the metropolitan region of São Paulo in areas regularly operated by Sabesp.

Therefore, we also consider essential the civil society s involvement in facing this problem. Thus, in 2011 we supported the roll-out of the campaign Tietê Vivo Compromisso de Todos Nós (Live Tietê, Everyone s Commitment), an initiative of Fundação SOS Mata Atlântica. Support has been raised on the Facebook web page, concerned with Tietê river depollution through the ratification of 10 commandments to the benefit of river s recovery.

Specifically in the city of São Paulo, Tietê river depollution actions are supplemented by the program called Córrego Limpo (Clean Stream), developed in partnership with the local government. As its name suggests, it aims at recovering water bodies, with the improvement of sewage system and the elimination of untreated sewage in these streams, cleaning of margins and riverbed, the removal and resettlement of real properties located in riparian areas.

In 2011 we formatted the third phase of the program (52 streams) and we concluded the cleaning of another seven streams, benefiting approximately 48,000 people.

There have been 103 streams depolluted since 2007 in the City of São Paulo, benefiting more than 1.7 million people, with total investments of R$129.5 million. Therefore, approximately 1,100 L/s of sewage were no longer discharged in these streams. In 2012, the estimate is to clean another 45 streams, benefiting more than 700,000 people, with Sabesp s investments of R$36 million.

Finally, we also developed the program called Vida Nova (New Life) in the metropolitan region of São Paulo, concerned with the recovery and protection of reservoirs, used to supply water in this region. There are interventions in 43 shantytowns in sub-basins Guarapiranga and Billings, benefiting 50,000 households.

Sabesp is in charge of implementing and improving water and sewage systems, with investments of R$355 million. In 2011, we invested R$29.4 million of total amount and R$45.5 million were already invested. The program is estimated to be concluded in 2015, with total investments of R$1.3 billion, with funds also from the federal, state, municipal governments, Housing and Urban Development Company and World Bank.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

On the coast, our sewage structuring actions are organized around the program called Onda Limpa (Clean Wave). At the metropolitan area on the coast of State of São Paulo (Baixada Santista), works started in 2007 and should be concluded in 2013. In addition to own funds, the program relies on the financing from Jica and resources from the Severance Indemnity Fund for Employees (FGTS).

Up to date R$1.6 billion have been invested, of which R$159.8 million were invested in 2011. With the end of construction of sewage treatment stations and the installation of networks, we have prioritized the connection of real properties to the sewage collection system, which by the end of 2011, summed up 63,000 connections out of 123,000 estimated connections.

Currently, the Baixada Santista has one of the lowest child mortality rates in the State of São Paulo. Over the last decade, this rate dropped over 30%: from 22.2 deaths for each 1,000 children born alive to 15.2 in the region. It is correct to affirm that an improved water supply and sewage service was one of the factors that contributed to this result.

Sabesp has already been preparing a second phase of Onda Limpa, which aims the collection and treatment of sewage of cities in Baixada Santista until 2018.

The Onda Limpa program is also developed in the north coast of the State of São Paulo. The target is to increase the sewage collection and treatment ratio in the municipalities of Caraguatatuba, Ilhabela, São Sebastião and Ubatuba from current 49% to 85% by 2015, and investments estimated at R$500 million, involving own funds, from BNDES and FGTS. It is worth mentioning that in 2007, prior to the program, the percentage stood at 30%. 600,000 people will be benefited, among area residents and tourists visiting the region. In 2011, Sabesp invested R$24.6 million in this program, out of total of R$114.6 million were already invested up to date, involving own funds, from BNDES, FGTS and Caixa. A public-private partnership is also estimated for this program.

An example of successful initiative in our strategy of recovering important springs was the recovery of Paraíba do Sul river, in Paraíba Valley in the eastern region of the State of São Paulo. With works to expand sewage collection and treatment in densely populated municipalities, such as, São José dos Campos and Taubaté, Cetesb s analyses recorded a significant increase in water oxidation ratio of Paraíba do Sul river in 2011, then, fishes natives of Brazil that were infrequently seen, such as lambari, piaba, catfish, traíra and tilapia returned to the waters of this region.

New policies and programs

Currently, one of the greatest challenges posed in the universalization process of sanitation services is the fact that unit investments are growing to the extent that they advance towards lower purchasing power classes, those with less capacity to generate revenues for the company. In this regard, it is important to design new public policies and actions that contribute to execute the company s expansion targets, concur with the success of structuring programs already in effect and meet the precept of social inclusion.

Within this strategy, in 2011, Sabesp s efforts to universalize sanitation services in the State of São Paulo were reinforced by two governmental programs: Pró-Conexão (Pro-Connection), an initiative destined to subsidize intra-domicile works so that low- income households are able to connect their houses to the sewage public network; and Água é Vida (Water is Life), concerned with the implementation of sanitation services in low-income communities located in areas distant from main cities of São Paulo State inland.

The company will be liable for the technical assistance to the municipalities and for the implementation of water systems at the same communities benefited with sewage treatment. After the conclusion of works, Sabesp will be liable for the maintenance and operation of systems.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

In another initiative jointly with the public authority, the program called Nossa Guarapiranga (Our Guarapiranga) started in December, whose objective is to contribute to improve water quality of one of the main springs that supplies the metropolitan region of São Paulo. Eleven barriers were installed for waste control at the main streams flowing into water table, in order to collect 20 m3 of waste/day on average. Actions that have already been developed in partnership with the state and local governments, have helped to avoid a load of 106 l/s of sewage to reach Guarapiranga and Billings reservoirs.

Caring for the environment

The implementation of water supply and sewage systems enables several benefits to the environment and the life quality of population serviced. Among them, the most relevant benefits are the preservation and improved condition of water resources and on the coast, the recovery of bathing water quality at beaches, without mentioning the immediate positive effect on population s health conditions.

Nevertheless, our activity may cause adverse environmental effects deriving from implementation and operation phases. As trunk lines and sewage interceptors follow valley bottom and treatment stations are installed, in general, at lower quotas, situations arise demanding the occupation of permanent preservation areas, in few cases, requiring the recovery of riparian forest.

Adverse social and environmental effects are also associated with the expropriation of areas, removal of vegetation, generation of water and sewage treatment mud, emission of methane in anaerobic treatment and indirect generation of carbon dioxide (CO2) due to energy consumption. Note that Sabesp is one of the largest individual consumers of energy in the State of São Paulo, accounting for 1.8% of total: in 2011, 2,276 gigawatts-hours were consumed.

Sabesp has been seeking to incorporate the environmental variable, from inception until the operation of its systems, including the implementation of practices concerned with sustainability and projects in partnership with society. Customer satisfaction survey conducted in 2011 points out the recognition of this effort: 79% of customers consider us a socially and environmentally responsible company. When we surveyed those interviewed if the company is concerned with preservation of the environment, rivers, water springs and vegetation, 78% of customers agreed.

Social commitment

Sabesp is proud of ties it establishes with the population of the State of São Paulo. We believe that when providing better services, ensuring the water supply with quality and regularity and treating well our water resources, we are contributing to create value in our society.

The recognition of these efforts can be seen in the high level of yes answers obtained in customer satisfaction surveys, when interviewee was inquired if the company is concerned with improved people s life quality and well-being. 80% of interviewees answered yes: In your opinion, is Sabesp a socially responsible company?

Our commitment to customer s satisfaction was even more evidenced in the new Strategic Plan we defined to be effective between 2011 and 2020. We revised our vision of the future, highlighting our concern and our focus on excellence in customer service . The Strategic Map was revised, comprising 14 objectives considered strategic for the period. The Company s mission did not change.

We also included among our strategic guidelines valuing human capital as competitive force. Within this context, we are committed to make the company the best place to work for. In 2011, we analyzed two issues we consider crucial to increase our employees satisfaction: the adoption of a new Job Position and Salaries Plan and the equalization of our private pension plan, Sabesprev. Actions endeavored allow us to foresee the presentation of results to the company during 2012.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Market consolidation

Sabesp is concerned with maintaining and expanding the base of municipalities operated through program contracts fully in line with the requirements of the sector s new regulatory framework. This strategy is particularly relevant today, which coincides with the end of first effectiveness cycle of dozen contracts whose initial framework goes back to the time when the company was organized during the first half of 70s.

In 2011, 25 program contracts were signed, amounting to 225 renewed contracts complying with Sanitation Law and other 39 contracts covered by legal system prior to that to expire between 2012 and 2033. Together, these municipalities account for 74 of revenues earned by the company.

In order to face competition in large customers segment, where several industrial and commercial consumers prefer to use artesian wells or water trucks to supply water, Sabesp adopted a flexible tariff policy to compete in the market, with the formalization of firm demand contracts.

New businesses and partnerships in environmental solutions

Sabesp also seeks to operate in new markets, consolidating itself in the sector on a sustainable basis. In this regard, the company has been investing in partnerships to operate in other states and countries, and in the development of Sabesp Environmental Solutions Platform, concerned with the expansion of operations in markets and with large customers. In 2011, our main highlights were the expansion of Rational Water Use Program (PURA) and initiatives favoring the production of reuse water.

Today, Pura program is implemented in more than 2.2 thousand real properties of the State Government of São Paulo and city government of São Paulo. Sabesp is liable for contracting engineering works and services necessary to reduce water consumption. With these measures, we managed to maintain monthly water volume sufficient to supply approximately 23,000 people without the need of using new springs. The program also contributes to postpone investments in water and sewage systems.

The company has been also strongly investing in the expansion of production of water generated by treatment of sewage for industrial use, refrigeration of equipment and other non-drinkable purposes. Today we have capacity to produce 319,000 m³/month of reuse water, however, currently we supply only 160,000 m³/month mainly due to difficult distribution logistics, incipient prospect of new customers and the need of improving production process.

Our most important project in this area, Aquapolo Ambiental (Environmental Aquapolo) must start operations in April 2012. This is the largest plant to produce reuse water in the South Hemisphere, whose final output foreseen is 1 m³/s, volume sufficient to supply 300,000 people. In 2011, this project was ranked second in the Global Water Awards, granted by Global Water Intelligence that awards innovative initiatives in supply and sanitation throughout the world.

Other initiatives concerned with offering environmental solutions are the loyalty contracts with large consumers that ensure annual revenue of approximately R$233 million to the company; the treatment of non-domestic sewage deriving from production processes of Sabesp s customers, through which more than 26 million m³ sewage was collected and treated in 2011, resulting in R$181.8 million revenue.

Projects already implemented related to the individualized measurement of water consumption in residential condominiums and tele-measurement (which enables the monitoring of consumption in real time via internet) have been analyzed and re-planned so that to make feasible its evolvement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Sabesp also operates in new markets in partnership with private partners and through special purpose entities in: (i) the rendering of water and/or sewage services in four municipalities of the State of São Paulo: Andradina, Castilho, Mairinque and Mogi Mirim; (ii) the implementation and operation of industrial sewage treatment station and mud conditioning in the city of Barueri; (iii) rendering of consulting services in water rational use, business and operational management in Panamá and Honduras; and (iv) partnerships with sanitation concessionaires in the states of Alagoas (Casal) and Espírito Santo (Cesan).

Research and Innovation

The specific supervision created in 2010 has been already obtaining positive results, such as the nationwide innovative experience of using the gas generated by sewage treatment as fuel for cars, which currently has been implemented.

A partnership with Fraunhofer Institute in Germany proposes to capture methane from mud bio-digesters of Franca ETE (sewage treatment station) and help to reduce the emission of pollutants in the atmosphere. In the second quarter of 2012, the system will start supplying 49 cars of the company in that region. There will be three years of tests, including the fuel distribution logistics and analysis of results. The company is investing R$900,000 in this system and the German partner, another R$5.1 million.

In addition, according to the cooperation agreement signed with Fapesp (Foundation of Research Support of the State of São Paulo), in 2011, 11 projects were approved, involving universities, whose themes include alternatives of treatment, disposal and utilization of mud from water and sewage treatment stations; monitoring of water quality; and energy efficiency, among others.

Concerning the protection of intellectual property rights at the Company, in 2011, the letter patent called disposition in building hydraulic simulator for informative purposes was obtained. In addition, three patent applications were filed, which are confidential and the software SGH Hydrometry Management System was registered.

The Regional Systems Executive Board launched in 2011 the Excellence and Innovation Program, concerned with the identification, recognition, promotion and dissemination of innovative practices and projects that add value to the business. Certain objectives are to reduce energy costs, the number of occupational accidents and customers complaint.

Our investments in research, development and innovation in 2011 reached R$3.2 million.

ECONOMIC AND FINANCIAL SUSTAINABILITY

The company committed to add value to the business and reach the universalization of sanitation in the regions where it operates, it carried on the proper management of its finances in 2011. The Added Value Management model, implemented in 2009, was incorporated into the corporate system, allowing management to get a detailed view of its marketplace and contributing to optimizing its asset base and also a continued improvement of its results.

In 2011, the gross operating revenue from water and sewage supply services was up 8.5%, from R$7.7 billion to R$8.3 billion in 2011. If we also include the construction revenue, total revenues were up from R$9.8 billion in 2010 to R$10.5 billion in 2011, a 7.6% increase.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Gross Operating Revenue Track Record (current R$ billion)

Driving factors of increased gross revenue from water and sewage were billed volume growth of 2.6% in water and 3.6% in sewage, besides a tariff adjustment of 4.05%, applied in September 2010 and 6.83% applied in September 2011.

Water and sewage billed volume(1) by use category (millions of m3)

	Water			Sewage			Water+ Sewage
	2010	2011	%	2010	2011	%	2010	2011	%
Residential	1,449.0	1,488.0	2.7	1,177.2	1,220.7	3.7	2,626.2	2,708.7	3.1
Commercial	162.3	167.6	3.3	150.8	156.4	3.7	313.1	324.0	3.5
Industrial	37.2	38.7	4.0	37.8	40.5	7.1	75.0	79.2	5.6
Public	50.2	53.1	5.8	40.1	41.5	3.5	90.3	94.6	4.8
Total retail	1,698.7	1,747.4	2.9	1,405.9	1,459.1	3.8	3,104.6	3,206.5	3.3
Wholesale	293.3	297.3	1.4	28.4	27.2	(4.2)	321.7	324.5	0.9
Reuse water	0.3	0.3					0.3	0.3
Total	1,992.3	2,045.0	2.6	1,434.3	1,486.3	3.6	3,426.6	3,531.3	3.1
(1) Unaudited

Water and sewage billed volume (1) by region (millions of m3)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

	Water			Sewage			Water + Sewage
	2010	2011	%	2010	2011	%	2010	2011	%
Metropolitan	1,119.2	1,150.6	2.8	947.2	976.8	3.1	2,066.4	2,127.4	3.0
Regional Systems (2)	579.5	596.8	3.0	458.7	482.3	5.1	1,038.2	1,079.1	3.9
Total retail	1,698.7	1,747.4	2.9	1,405.9	1,459.1	3.8	3,104.6	3,206.5	3.3
Wholesale	293.3	297.3	1.4	28.4	27.2	(4.2)	321.7	324.5	0.9
Reuse water	0.3	0.3					0.3	0.3
Total	1,992.3	2,045.0	2.6	1,434.3	1,486.3	3.6	3,426.6	3,531.3	3.1
(1) Unaudited (2) Composed of coast and inland regions

Net operating revenue was also up 7.6% over previous year, amounting to R$9.9 billion.

Net Operating Revenue Track Record (1) (current R$ billion)

In 2011, construction revenue was up 4.4%, mainly due to higher construction cost in 2011. The 4.4% variation in revenue against 4.6% in construction cost is due to the change in the index to calculate construction margin which decreased 2.6% in 2010 to 2.3% in 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Costs and expenses added to construction costs, in the amount of R$7.5 billion were up 14.0% compared to 2010. EBITDA remained in line at R$3.2 billion between two periods. EBTIDA margin reached 32.4%, compared to 34.9% in 2010. Excluding revenue and construction cost effects, EBTIDA margin stood at 41.1% in 2011 (44.7% in 2010).

Also excluding the complementing effect of actuarial liability in the amount of R$ 157.5 million referring to G0 Plan, non-recurring for the next years and the revenue and construction cost effects, EBTIDA margin reached 43.1% in 2011.

EBITDA and EBTIDA Margin Track Record (1) (current R$ billion)

In 2011, the company posted a net income of R$1.2 billion, down 25.0% over 2010, mainly due to exchange variation on foreign loans and financing, amounting to R$ 448.5 million deriving from 12.6% appreciation of US dollar in 2011 against 4.3% depreciation in 2010. Despite the dimensions related to the challenge of universalizing services, the company is considered well positioned to achieve its goal, with financial, environmental and social sustainability and profitability to shareholder.

Approximately 75% corresponding to R$6.5 billion of investment planned for 2009-2013 was already achieved. The company has been prioritizing funding at lower costs and compatible with sanitation activity, including through the lengthening of debt terms on the capital markets, fact of which distributes maturities and accordingly, minimizes cash pressures.

In 2011, the Tariffs and Costs Department was created, within the scope of the Chief Financial and Investor Relations Officer, aiming at developing proposals and analyses to subsidize Sabesp s discussions with its stakeholders, as well as in the processes to define costs deriving from services rendered, restructuring and tariff review. The new tariff methodology proposed by the Sanitation Regulatory Agency of the State of São Paulo (Arsesp) will enable revenue foreseeability, which is fundamental so that the company may achieve service coverage targets foreseen in the investment plan, besides ensuring quality services.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Also in relation to the tariff review, the services agreement executed with the municipality of São Paulo in June 2010 provides that Sabesp shall contribute with 7.5% of gross revenue earned with the rendering of services in the city of São Paulo, net of COFINS and PASEP (taxes on revenues) for the Municipal Fund of Environmental Sanitation and Infrastructure. Since the agreement was signed, we have been tranfering to the Fund, even without compensation in tariffs, since the 7.5% were not taken into consideration when the calculation of the formula for the tariff adjustment was established. Arsesp is structuring the tariff methodology of the second cycle, which is estimated to be implemented in August 2012, which we expect will include this costs transfer and accordingly, provide more appropriate remuneration to the Company.

We also advanced towards a solution for our private pension plan, Sabesprev. By the end of December, Sabesp entered into an agreement with entities representing employees so that to made few changes in their private pension plans, which include the possibility of employees migrating from Defined Benefit to Defined Contribution and changes in risk benefits.

The proposal, which was negotiated during six months, will also allow to facing the technical deficit problem of the basic plan, estimated at R$538.6 million. In addition, it will ensure that deficit will not be recurrent, thus, improving the organizational climate and greater confidence of our employees as to the planning of their future. The proposals submitted also need the approval of control authorities of the State Government and are also submitted to the analysis of the Judiciary Branch, in view of lawsuit that in November 2010, suspended migrations to Sabesprev Mais.

It is also worth mentioning that the effectiveness of strategy the company has been adopting over the past years was recognized by the market in several occasions during 2011, such as:

  The company s rating was upgraded by the credit risk rating agency Standard & Poors, on Global Scale from BB to BB+ and on Brazil National Scale from brAA- to brAA+ ;
  a tribute conferred by Anefac (National Association of Finance, Management and Accounting Executives) at the ceremony of the 2011 Transparency Award, as the company was one of the finalists in 11 of 15 editions of this award that recognizes the outstanding performance of companies for their transparency and qualify of information reported in their balance sheets. Sabesp won this award in 2000, 2006 and 2010;
  the Valor 1000 Award, promoted by Valor Econômico newspaper, under the Water and Sanitation category: for the fifth time, Sabesp was recognized for its good management and strict administration of operating expenses , according to the yearbook;
  the outstanding performance of Sanitation and Water and Gas Services sector conferred by Prêmio Abrasca de Criação de Valor 2011 (2011 Abrasca Value Creation Award), as the company that achieved the highest percentages of value creation, in relation to its market capitalization over the past three years; and
  for the fifth consecutive year, Sabesp is included in the Corporate Sustainability Index (ISE) of BM&FBovespa.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Indebtedness Analysis

At the end of 2011, the company s total indebtedness was R$8.4 billion and net debt/EBTIDA ratio was 2.0 x.

In line with the maturation of investments, which is a characteristic of the sector, most of this debt (68%) was contracted with multilateral agencies and Brazilian development institutions at low costs and long terms. The foreign currency-denominated debt accounts for 36% of total debt.

In 2011, R$1.7 billion were raised and the company amortized R$1.9 billion.

In order to ensure investments required to universalize sanitation in the State of São Paulo, the company continued looking for funding sources more compatible with the profile of its businesses, the results of which are outlined as follows:

Loans and financing

Japan International Cooperation Agency JICA
o

Resources adding the Onda Limpa Program- 1st Phase, approximately amounting to ¥19.2 billion, corresponding to R$371.5 million, fully disbursed in March and April 2011. These resources have been used to execute works and services in the metropolitan region of Baixada Santista. This loan matures within 18 years with annual interest rates between 1.8% and 2.5%;

o

In February 2012, the company signed a loan agreement for the second phase of the Water Loss Reduction Corporate Program, amounting to ¥ 33.6 billion (corresponding to approximately R$710 million on the date of signature). This phase has investments estimated at R$1.1 billion (¥ 52.207 billion) of which R$390 million (¥18.623 billion) will be the consideration of Sabesp. The loan term is 25 years, with seven years of grace period, with annual interest rates of 1.7%.

Caixa Econômica Federal (Federal Savings Bank)
o

We have 36 agreements for: studies and projects, water supply and sewage works in several municipalities operated by the company. Total approximate amount is R$215 million, with interest rates indexed to TR (Reference Rate), plus 6% p.a. and management fee of 1.4% p.a. and risk rate of 0.3% p.a.. Total term is 9 years for studies and projects and 24 years for water supply and sewage works.

Brazilian Development Bank BNDES
o

Related to sewage works and services in the municipalities of the metropolitan region of São Paulo and executive Project of the São Lourenço Production System, at the approximate amount of R$183.4 million and interest rates indexed to TJLP (long-term interest rates) plus 1.72% p.a.. Total term is 15 years for works and eight years for the executive project.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Debt instruments

In January 2011, Sabesp conducted the 13rd issue of debentures in a single series, at the total amount of R$600 million, paying half-yearly interest rates indexed to CDI (interbank deposit rate) plus average annual spread of 0.95%, destined to redemption of the 5th issue of company s promissory notes at the same amount.

In February 2011, Sabesp launched the 14th issue of non-convertible debentures, at the amount of R$275.3 million. This is the second issue of a total of three issues provided for in the subscription agreement signed with BNDES. Resources are applied in several investment projects of the company, i.e., water supply, sewage collection and treatment systems.

In March 2011, FIDC SABESP I (receivables securitization fund) was settled, with the amortization of the last installment of senior quotas, amounting to R$8.3 million.

In addition, in June 2011, the 8th issue of debentures were finally amortized at the amount of R$481.4 million related to the remaining balance of the second series.

In addition, in October 2011, Sabesp with cash resources redeemed in advance the total balance of outstanding debentures of the 9th issue, amounting to R$240.7 million, thus, amortizing its higher cost debentures.

In addition, in February 2012, Sabesp concluded its 15th issue of debentures, at the total amount of R$771.1 million, in two series, and 1st series at the amount of R$ 287.3 million indexed to CDI + 0.99% p.a. and the 2nd series at the amount of R$ 483.8 million, with IPCA (Extended Consumer Price Index) and annual interest rates of 6.20%, and these resources were raised to settle financial commitments falling due in 2012, mainly, the settlement of the 13rd issue of debentures. Thus, in February 2012, we settled in advance the entire amount of the 13rd Issue of Debentures of R$ 600 million to mature in August 2012. Resources raised also supported the amortization occurred in March 2012 of 50% of the 2nd series of the 11th issue of debentures, summing up R$202.5 million.

Stock market

2011 was a very positive year for Sabesp shares. Despite the 18.11% drop seen at Ibovespa, the company s shares at BM&FBovespa ended 2011 priced at R$52.03, with 22.16% appreciation compared to 2010. Among the shares composing Ibovespa, Sabesp s shares were one of the best performers.

The company s shares participated 100% at the trading sessions of BM&FBovespa and had a financial volume of R$2.9 billion in 2011.

The company ADRs appreciated 5.24%, closing the year at US$55.65, with 30 million ADRs outstanding on the market. The financial volume traded at NYSE in 2011 was US$3.7 billion, almost 31% higher compared to 2010.

In 2011, the number of financial institutions covering Sabesp s shares remained in line at 19 institutions.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Ownership structure on 12/31/2011

Sabesp s shares are traded at BM&FBovespa under the ticker SBSP3 and at the New York Stock Exchange under the ticker SBS and compose main indexes of Brazil s stock exchange. For the fifth consecutive year, its shares are included in Corporate Sustainability Index - ISE.

Dividends

Pursuant to the Company s Bylaws, common shares are entitled to minimum mandatory dividend corresponding to 25% of net income for the year, after deductions determined or accepted by laws which can be paid as interest on shareholders equity.

Referring to 2010, Sabesp credited the amount of R$456 million in dividends, as interest on shareholders equity, corresponding to approximately R$2.00 per common share and dividend yield of 4.7%.

Referring to 2011, the Board of Directors approved the payment of interest on shareholders equity at the amount of R$578.7 million, corresponding to R$2.54 per common shares and dividend yield of 4.88% to be paid within 60 days after the 2012 Annual Shareholders Meeting to approve the 2011 accounts.

Debits of municipalities serviced on a wholesale basis

In 2011, the most important advance in this area was the approval of the creation of a mixed-capital company to explore water and sewage services in the city of Diadema, eighth largest municipality of the metropolitan region of São Paulo, with 390,000 inhabitants.

On July 29, 2011 the municipal law nº 3.123/2011 was published providing for the creation of a new water and sewage company in the city of Diadema (CAED), and authorized the executive branch to execute agreements or other types of necessary adjustments with Sabesp. However, few articles of this law had to be amended, which are still pending approval from the local government. The new company will be created by the municipality and the proposal, according to the model developed, is that subsequently Sabesp buys 49.9% of its shares.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Sabesp engaged a company specialized in the economic advisory services in order to conduct an economic and financial valuation of Saned and PricewaterhouseCoopers to carry out the due diligence. These works must be concluded by the end of March 2012. It is not possible to anticipate when this new company will start its operations.

In addition to the end of discussions with Diadema, in 2011, Sabesp carried on negotiations with the municipalities serviced on wholesale to recover amounts due in view of the supply of treated water and sewage treatment. Developments in 2011 were the following:

  Guarulhos: payments related to 2011 monthly consumption remained partial and the collection referring to certificate of judgment debt of the government has not been made in view of the Constitutional Amendment nº 62/2009. Nevertheless, writs of mandamus have been filed against decisions that extinguished levies of execution and recently only one of these writs of mandamus has been granted relief. For this reason, few pleadings for levy of execution upon revenues referring to overdue and unpaid amounts now will resume. Concurrently, all reasonable measures have been taken to recover all levies of execution;
  Santo André: In 2011, payment remained partial, even with the court decision rendered in 2009, which required the municipality to include in the budget total expenses related to Sabesp s water supply;
  Mauá: payments related to 2011 monthly consumption remained partial. Nevertheless, the municipality made deposits referring to invoices overdue in 2008, contributing to reduce debt. In addition, similar to Guarulhos, writs of mandamus were also filed against decisions that extinguished Sabesp s pleadings for levy of execution upon revenue related to certificate of judgment debt of the government. One of them was recently judged by the Court of Justice of São Paulo, which was granted relief. For this reason, pleadings for levy of execution upon revenue referring to overdue and unpaid amounts now will resume;
  Mogi das Cruzes: the renegotiation of previous debt of approximately R$8.5 million was fully paid to Sabesp and a new agreement was signed to pay overdue and unpaid invoices in the period between January and June 2011, at the approximate amount of R$13.0 million. Payments started in December.

Sabesp at the new regulated environment

With the new basic sanitation guidelines in Brazil Federal Law nº 11.445/2007 and State Supplementary Law n° 1,025/2007, the rendering of water supply and sewage services by Sabesp is submitted to the inspection and regulation, including tariffs, of the Sanitation and Energy Regulatory Agency of the State of São Paulo (Arsesp).

The new scenario resulted in the first quarter of 2011 in the creation of a Committee of Regulatory Affairs at the company, as a permanent, advisory and decision-making body, composed of the Chief Executive Officer, Chief Financial and Investor Relations Officer, Metropolitan and Regional Systems Officer, in order to guide, define guidelines, strategies and coordinate the works of the Regulatory Affairs Department.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

This specific department is Sabesp s exclusive channel of communication with the agency and shall ensure the strict compliance with regulatory requirements, discussing and integrating internal areas in the identification, adjustment, creation and implementation of processes necessary, always in observance to the best practices.

In 2011, Arsesp published relevant rules aiming the return on capital invested, the tariff review, the confidentiality and secrecy in the discussion of regulatory information.

An extremely relevant issue for the company s economic and financial breakeven, the economic regulation started to be materialized in 2011 from two basic parameters: the remuneration basis of assets and the cost of capital of the company (WACC or weighted average cost of capital).

The definition of WACC at 8.06% to be applied in the second cycle of tariff review was one of the most important economic and financial facts occurred in 2011 for the future tariff rule of services rendered by Sabesp, therefore, the company s future revenues and cash.

According to the regulatory agency, the tariff review will be guided to:

  Define an initial framework for periodic tariff reviews provided for by laws and in Sabesp s agreements with municipalities;
  Re-discuss all the criteria adopted in relation to the cost of services, tariff structure, subsidies policy and others;
  Establish methodology, rules and procedures for future reviews and adjustments.

Also in 2011, Arsesp defined the phases of the process and the schedule of events to implement the first tariff review, starting works to evaluate the company s assets and to calculate the regulatory basis of remuneration. This schedule shall be extended until the publication of results, estimated for August 30, 2012, with the ratification of structure and prices to be practiced.

In October, the company submitted a business plan to Arsesp, containing information about revenue, expenses and investments and awaits the publication of the Proposal for Initial Average Tariff and Efficiency Gains Factor, estimated by regulator for May 2012.

In addition, the company pleads with Arsesp the anticipation of tariff adjustment, aiming at speeding up the recovery of expenditures already incurred, and thus, relieve pressure on cash. This pleading has been analyzed by regulatory agency.

Also in 2011, Arsesp ruled the classification and procedures related to the internal progress of documents, data and material, providing greater legal security when dealing with confidential information. Currently, two public consultations have been conducted at ARSESP (ARSESP n° 03/2011 and ARSESP n° 01/2012), aiming, respectively, establish the concept of shortages in supply and corresponding administrative sanctions and a detailed methodology for Sabesp s tariff review process Second Cycle. These processes are in progress and the company participates by preparing requests and making contributions.

The processes to implement the rules issued by Arsesp began in 2009 gradually and progressively and were intensified in 2011. Results and impacts are relevant, especially in commercial and operational areas and must be equalized in the restructuring and tariff review.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

It is worth mentioning the sending of the adhesion agreement according to Arsesp standard to all company s customers. Thus, the rule on tariff collection changed: previously, it was sent to the owner of the real property connected to sewage public networks, now it is sent to the user-consumer. Despite the fact this change is suitable, it may affect litigations in progress and commercial processes.

Sabesp is frequently inspected by Arsesp and seeks to comply with decisions and recommendations deriving from Notification Instrument, besides presenting its technical, legal and factual justification. This conduct has resulted in the drawing up of few deficiency notices and in the application of non-relevant fines.

The inspection rules and the notification of accidents when rendering services were incorporated into our processes. Part of the inspection occurs online through the Accident Communication System created by Arsesp, giving more transparency and control to procedures.

Corporate Governance

2011 was a year of changes in our controlling shareholder, the State Government of São Paulo, significantly altering the structure of our Management, but without impacting the Company s performance.

At the Board of Directors, among other changes, Dilma Pena who previously was the chairwoman was nominated to the position of the Company s Chief Executive Officer, now composing our main governance body only as a member, in line with the best corporate governance practices. Manuelito Pereira Magalhães Junior, who was a board member, now is in charge of the corporate management office. Except for the chief executive officer, no other officer is a member of the Board of Directors.

Currently, the Board of Directors is composed of 10 members. Among them, five of them were our board members and were re-elected at the Shareholders General Meeting held in April 2011. Three are independent members, according to the Novo Mercado criteria. At the board of executive officers, four of six members, including the chief executive officer were exchanged in 2011.

The following chart shows how our governance structure is organized. Further information about the operation of different levels composing it is available in the Corporate Governance section, Investor Relations area at the company s website.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Pursuant to the Brazilian Corporation law, the compensation to be paid to the board of directors, fiscal council members and executive officers is defined globally at the Shareholders General Meeting. The compensation of board members and officers in 2011, including benefits, was approximately R$2.6 million. Approximately R$1.1 million are added to this amount referring to the variable compensation.

Our shares are listed at the Novo Mercado of BM&FBovespa and at the New York Stock Exchange as ADR level III both in the first and second cases, these refer to the highest governance level. At the Brazilian stock exchange, Sabesp is also included in the Corporate Governance Index IGC and Bovespa Special Tag Along Stock Index ITAG, besides participating in the Corporate Sustainability Index ISE since 2007.

Code of Ethics and Conduct

The Code of Ethics and Conduct of Sabesp is its main guiding reference, whose ethical values emphasize respect for society, customer, environment and people. It establishes the company s relation with its stakeholders: management, board members, employees, customers, suppliers, shareholders, governments, community and the society in general.

The Committee of Ethics and Conduct is liable for fomenting employees commitment to the Code and ensure its disclosure, dissemination and relevance, update and conformity, and shall guide and propose actions to be observed in all company s levels. This Code is also fundamental to consolidate Sabesp s reputation as a company socially responsible and committed to transparency.

Channel of Complaints

This channel is prepared to receive internal and external complaints, via telephone, e-mail, post office box, Ombusdman and Customer Call Center, always preserving anonymity. In 2011, 152 complaints were recorded, of which 62% were answered and 38% of them have been analyzed. Among them:

  46% refer to irregularities in the processes involving connections and operational water and sewage services;
  19% refer to supposed improper behavior, such as moral distress, discrimination, harassment and injustice;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report
  24% refer to situations involving several administrative processes, such as the improper use of transport, product inventory, information technology; and
  11% refer to supposed irregularities in biddings and purchases, management of contractors services agreements.

The number of complaints registered in 2011 remained in line. In this period, penalties were applied to 31 employees or service providers (14 warnings, 3 suspensions and 14 layoffs).

In 2011, aiming at mitigating the risks involving supposed irregularities in water and sewage operational services, a program was initiated to combat frauds at business units of the metropolitan region of São Paulo, accounting for approximately 70% of the company s gross sales revenue. In order to comply with the program, 33 employees were trained.

Also in 2011, eight business units liable for approximately 80% of the company s gross sales revenue were submitted to corruption-related risk evaluations. These risks are listed in a computerized system and are the basis of audit works.

Internal Controls

The evaluation of internal controls systematically conducted on a structured basis since 2005 uses as reference the frameworks of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and Control Objectives for Information and Related Technology (COBIT).

Yearly, the internal controls evaluation process is re-examined considering both any existence of new risks associated with the preparation and disclosure of financial statements and possible significant changes in the processes and computerized systems.

Controls, which are tested by a company s independent unit, comprise procedures ensuring the accuracy of accounting records; the preparation of financial statements according to official rules; and proper authorization of transactions related to acquisition, use and disposal of the company s assets.

The revision conducted on the efficacy of internal controls in 2010, in compliance with section 404 of Sarbanes-Oxley Act, was concluded in June 2011 and did not identify any relevant deficiency, as already occurred in previous years. Tests related to 2011 will be concluded in April 2012.

Risk Management

Generally speaking, every day the organizations are exposed to uncertainties and the maximization of companies value is achieved to the extent strategies and objectives are established guiding the balance between growth targets, return on investments and related risks.

In this direction, in 2008 Sabesp systematized the corporate risk management, with procedures to identify, measure and treat risks of sources internal and external to the organization.

In the second half of 2011, the company advanced in the improvement of its governance process and proposed to the controlling shareholder the creation of a specific unit to manage risks, previously conducted by audit area observing strict criteria of Independence and in line with contemporary market requirements, such as the Sarbanes-Oxley Act, the Code of Best Corporate Governance Practices of the Brazilian Institute of Corporate Governance, technical standards, such as ABN NBR ISO 31000 Risk Management Principles and Guidelines and other procedures defined by the Brazilian Securities and Exchange Commission (CVM), SEC and BM&FBovespa.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Among the objectives of this new area: (i) the preservation and the increased value of the organization through the reduction of the probability and/or impact of loss events, combined with the decrease of capital costs resulting from lower perception of risk by lenders, insurance companies and the market in general; (ii) the promotion of greater transparency to investors and public in general from the implementation of risk techniques and mitigation actions; (iii) the improvement of governance standards through the explanation of risk profile adopted.

ENVIRONMENTAL MANAGEMENT

Sabesp has been prioritizing the implementation of policies concerned with environmental sustainability and improved life quality of the population.

Our Environment Policy effective as of January 2008 sets forth the guidelines for the company s environmental management.

In 2011, the company took several actions to improve environmental management. The integrated performance of the company, based on the guidelines proposed in its policy, is one of the driving factors for the universalization of sanitation services in our marketplace, on an environmentally sustainable basis, until the end of this decade.

Environmental Management System and ISO 14001 Certification

The strategy adopted by Sabesp in its environmental management was the implementation of the Environmental Management System (EMS) at the sewage treatment stations (ETE) and water treatment stations (ETA), associated with ISO 14001 certification of part of operating units. We established targets to implement EMS, progressively, considering the geographic distribution of the operated base, and also seeking to cover several types of treatment and sizes.

In December 2010, 50 of our ETEs have been certified by ISO 14001. EMS was implemented in 65 ETEs and ETAs.

In 2011, our challenge was to consolidate the methodology of EMS implementation and maintenance. In addition, Sabesp was submitted to re-certification audit. Over the next years, the company plans to continue implementing EMS at its sites. The target is to reach 302 ETEs and ETAs with EMS implemented by 2018, as well as certify those considered as strategic, totaling 155 by 2018.

Environmental Permit Regularization Corporate Program and Rights for the Use of Water Resources

Considering the need of maintaining and regularizing the environmental permit of the company s facilities, as well as rights to use water resources, Sabesp has been improving its management tools. Part of the operational complex is the purpose of the Environmental Permit Maintenance and Regularization Corporate Program and Regularization of Rights for the Exploitation of Water Resources.

Concerning new projects, the obtainment of these permits and grants is already part of its life cycle.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
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Participation in the Water Resources Joint Committees

Currently, approximately 150 employees directly participate in 21 committees of hydrographic basin within São Paulo state scope and 2 committees within the federal scope.

Sabesp also participates in technical panels of the National Council of Water Resources occupying seats reserved for the Association of State Sanitation Companies (AESBE), and State Council of Water Resources, as representative of the Sanitation and Water Resources Department of the State of São Paulo.

Collection for the use of water resources

Sabesp started paying for the use of water in rivers under federal domain at the hydrographic basin of Paraíba do Sul in 2003 and basins of Piracicaba, Capivari and Jundiaí rivers in 2006. In 2007, the State of São Paulo implemented the collection for the use of water in rivers of its domain at the basins of Paraíba do Sul rivers and Piracicaba, Capivari and Jundiaí rivers, and in 2010, at the basin of Sorocaba and Médio Tietê rivers.

In 2011, Sabesp paid R$19.3 million for the use of water resources at these 3 basins. For the next year, payments related to another 5 basins are expected: Baixada Santista and Alto Tietê, have already announced the call notice and Baixo Tietê, Tietê / Batalha and Tietê / Jacaré, whose decrees were already signed in December 2010. Other 6 basins already had their criteria approved by the State Council of Water Resources and await decree to be signed and may start charging next year.

Environmental Educational Program PEA Sabesp

Sabesp develops environmental and sanitary educational actions as an integral part of its values and corporate communication, in pursuit of consciousness-raising and change of its employees culture and society. The Environmental Educational Corporate Program - PEA provides guidelines for more than 100 actions and projects, and it is worth mentioning the following actions in 2011:

  1,843 school visits at ETA and ETE attended by a total amount of 72,671 people;
  workshops at schools, communities and companies attended by 165,607 people, summing up 2,169 events;
  the adoption of the Rational Water Use Program (Pura) at schools, which allowed to reduce by 72 million liters/month the water consumption at schools of the municipality of São Paulo;
  the Community Participation Program, which makes use of environmental education to make population sensitive to the regularization of water and sewage connections and the intelligent use of sanitation equipment.

In addition, we also offer environmental education for children, pointing out Clubinho Sabesp (www.clubinhosabesp.com.br), which currently has 30,000 members between 6 and 13 years old. In 2011, we launched the campaign Privada não é Lixeira (Toilet is not a Waste bin), orienting children to not throw rubbish into the toilet.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
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Climate Change and Greenhouse Gas Emission Management

Over the past years, the climate change has been included in the world s political and economic agendas, significantly affecting companies lives, demanding innovation and new scientific and technological knowledge in order to overcome this huge challenge for the mankind. It is worth mentioning that changes may affect business in several ways, for instance, the alteration of rainfall climatology, greater evaporation at reservoirs, greater consumption caused by higher average temperature and increasing level and alteration in tidal regime, potentially affecting the operation of ocean outfalls.

Greenhouse Gas Emission Management Program

Sabesp has been playing its role concerning its global efforts to improve knowledge about climate change, as well as is seeking new ways of production.

In 2008, we prepared our first corporate inventory of greenhouse gas emissions related to 2007. Then, we started to improve the methodologies and tools applied and currently we are concluding the early stages of conception of our Greenhouse Gas (GHG) Emissions Management Program .

One of the advances of this work in 2011 was the completion of GHG emissions company inventory for 2008, whose results confirm the conclusions obtained in the previous survey: approximately 92% of GHG emissions of the company come from the sewage process (collection and treatment) and 6.45% from electricity consumption. Company inventories related to 2009 and 2012 must be concluded by the end of 2012.

It is worth mentioning that the company has been endeavoring its efforts to develop initiatives that reduce these emissions. Among them we point out the initiatives to utilize biogas generated from sewage sludge digestion as fuel for our vehicle fleet; the substitution of older vehicle fleet by light vehicles using flex fuel technology, with mandatory supply of ethanol and actions to recover riparian forest at springs to capture dioxide carbon.

Carbon Disclosure Project - CDP

Sabesp has been participating in the Carbon Disclosure Project CDP Investors for the past five years. It refers to the disclosure of greenhouse gas emission data, as well as information about its business as of the impacts, potential risks and opportunities related to climate change, based on a questionnaire prepared by CDP, an entity supported by approximately 550 institutional investors that manage over US$70 trillion throughout the world.

Carbon Disclosure Project Supply Chain

In December 2010, Sabesp adhered to the CDP Supply Chain, an arm of CDP. The project is based on the collaboration with our main suppliers as to climate change risks and greenhouse gas emissions.

This project enabled in 2011 the interaction between Sabesp and approximately 100 of our main suppliers, with the possibility of applying management cooperating strategies. The level of suppliers adhesion was nearly 20%.

Cycle of Environmental Management Conferences

Yearly Sabesp conducts Environmental Management Conferences, such as corporate environmental management strategy with a view to promoting the discussion, knowledge exchange and the dissemination of information about environmental issues under development at the company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
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With the participation of approximately 3,000 people, 14 conferences have been held since early 2008 to date. Two events were organized in 2011: one of them is concerned with the institutional representation and water resources management and the other to discuss the role of environmental education and challenges of technological innovation in the sanitation sector.

Sabesp 3Rs Program and Ecoposto Sabesp

Aiming at organizing and standardizing company s several selective garbage collection initiatives and defining recycling material disposal criteria for recyclables collection cooperatives, Sabesp 3Rs Program was implemented in 2008. Based on the concept reducing, reusing and recycling , in 2011 the company sent 286 tonnes of material for recycling.

Another initiative of the company was to launch in 2011 ecopostos (eco stations) to collect recycling material at the company s main facilities located in residential areas.

Environmental Good Practices

Sabesp is engaged in several partnerships in order to increasingly improve its environmental good practices, among them, we point out the following:

Nossa Guarapiranga Program

In December, we started the Nossa Guarapiranga Program, which is concerned with the protection and cleaning of Guarapiranga reservoir. Among its goals, we mention the improvement of environmental quality of one of the most important springs that supplies the metropolitan region of São Paulo and the minimization of water quality risks.

11 eco-barriers were installed to control waste at the outlets of main springs that flow into the reservoir. In addition, 10 rowboats and one boat were contracted. The target is to collect 20 m3 waste/day on average, corresponding to four carts.

Benefits will be directly seen by approximately 1 million people and indirectly by 2 million people supplied with spring water in the metropolitan region of São Paulo.

1 Million Trees at Cantareira

This is a successful experience launched in 2008 in partnership with the NGO The Nature Conservancy (TNC) and Ecological Research Institute (IPÊ). In less than two years, we exceeded the original target, with 1.25 million seedlings planted in the Cantareira System, which accounts for 50% of water supply in the metropolitan region of São Paulo. Now we are preparing the second phase to reach another one million.

In 2011, this project won the 5 de Junho Award, promoted by Brazilian Institute of Public Business, in the degraded area recovery category.

Community Gardens

In 2011, we expanded the area and the number of households benefited with this program, with over 2,000 m2 cultivated area at the intake range with ETA Guaraú and nine households. Currently, we have 32 households benefited with income generation through the cultivation of pesticide-free vegetables and greens. This initiative also reduces problems in the conservation of intake servitude area, such as rubbish discard.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
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Abraço Verde Project

The Abraço Verde Project launched in 2008, aims at complementing the afforestation of pavements at approximately 4,000 company s facilities.

In August 2011, this initiative was considered one of the 30 social and environmental best practices for the Brazilian Environmental Benchmarking , conducted by Instituto Mais, which then integrated successful case studies (www.maisprojetos.com.br).

Verde Vida Program

This program which has been developed at the business unit Pardo e Grande since 2007 includes environmental education, riparian forest recovery, reforestation, cultural preservation with cavalcade in the region, and mainly, actions to preserve and recover Canoas river, accounting for 80% of the water supply in Franca. One of its main partnerships is the Associação Amigos do Rio Canoas (Friends Association of Canoas River). 80,000 seedlings have already been planted, 4,020 in 2011, many of them deriving from a nursery supported by ETE of Franca.

ETE of Jales provides social and environmental wealth

With an area of 72,000 hectares, Sabesp maintains at ETE of Jales, in partnership with universities, schools and NGOs of the region, an opened huge natural space for community, which includes the planting of approximately 130,000 trees over the past 10 years. This project includes thematic gardens, seedling nursery, trails, orchards and an organic garden, besides a tank for fishery, supplying the needs of elderly people for leisure in the region.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

In 2011, ETE received 2,232 visitors and students from 45 schools in the region. ETE of Jales also in partnership with the local public maternity hospital executed the project called Nasce uma criança, plante uma árvore (A child is born, plant a tree), when 10,664 seedlings of fruit and native trees were planted in 2011. This initiative won the Mario Covas Award, promoted by the Public Management State Department, under the Public Management Innovation category.

Ecomobilizações

This is a community effort to collect garbage and plant seedlings at the margins of water bodies in partnership with Fundação SOS Mata Atlântica, with the support of local governments, district associations and community surrounding the streams, reservoirs and beaches. Overall, 17 editions of this project already occurred, five of them in 2011.

Sustainable purchases

This set of actions advances in several fronts, in the acquisition of items that generate less social and environmental impacts, especially through the purchase of bulk chemical products, energy efficiency and restrictions to hazardous substances in electronic equipment and the prohibition to use asbestos.

It is worth mentioning that in 2011, the Sustainable Public Contract State Program granted the social and environmental seal for 171 purchase specifications of Sabesp. The target is to extend this program to approximately 700 items in 2012.

Use of aggregate recycled debris at works

In 2011 we increased the utilization of aggregates from construction and demolition debris (C&D) in our works. We adopted the environmentally correct alternative and approximately 50% cheaper to seal 2,500 m of ditch (base and sub-base) of Vila Marchi-Alvarenga water mains, part of Tietê Project. 3,750 m³ aggregates were used deriving from Urbem plants.

In October, the company s Committee of Public Biddings approved amendments to contractual clauses so that to authorize the use of aggregate from C&D for non-structural applications, with brickwork settlement, pavement, sub-base of internal pavements and covering for water and sewage pipeline ditches.

Supports and sponsorship to environmentally relevant initiatives

Sabesp supports NGO projects, universities and companies focused on sustainability and preservation of water resources, so that this support meets the company s business and allows leveraging proposals that improve life quality, may be expanded or reproduced in other locations.

Sabesp also supports with resources or non-onerous approval, the edition of books, the performance of seminars and sports competitions and other events to reinforce the institutional image.

Cooking Oil Recycling Program Prol

Prol is a program that foments cooking oil recycling initiatives at the entire base operated by Sabesp. It aims at preventing the pollution of water bodies, generating income for cooperatives, firms and non-profit organizations and making available cheaper raw material. In addition, by avoiding the improper discard of oil, recycling prevents the obstruction of sewage network.

In 2011, we broke the record of 50 commercial agencies and other facilities of the company with oil collection available to population. There are already stations installed in approximately 35 municipalities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
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Banco Cyan

In 2011, we executed a partnership with Ambev at Banco Cyan, a rebate system that awards who saves water. This action consists of establishing consumption reduction targets, suggested according to the real property s usage profile. Any decreased use results in scores that customer may exchange for rebates in online shopping with the institutions participating in the project.

This initiative was launched in March, which has been contributing to save 60 million liters of water.

Sustainability hearings

These hearings are events to stimulate discussions and disclose ecological, social, cultural and sports initiatives related to sustainability. Sabesp invites NGO, associations, companies, universities to present proposals on a certain theme.

As of December 2007, 28 editions already took place. In 2011 three hearings were organized: two of them to launch our 2010 sustainability report and previously discuss its content, working as panels of commitment to society and another one about education and culture on the preservation of springs.

Radio Program: Meu Ambiente

In August 2010, we launched the Meu Ambiente program which, at least, once every week, radio broadcasts an innovative content of sustainability. These programs are available free of charge for radios throughout the country on the web page. In 2011, 110 editions were produced.

Since broadcasts started, 308 people were interviewed, among experts, public authorities, company s technicians and citizens. Until December 2011, this radio program had 8,478 accesses by radio stations and internet surfers.

SOCIAL RESPONSIBILITY

Sabesp s commitment with society derives from the assumption that positive impacts a company is able to generate in the value chain in which operates go beyond the offering of products and services with quality and regularity, or the maintenance of jobs and generation of economic and financial results.

To develop relationship practices, communication and commitment with our stakeholders (customers, shareholders, employees, governments and community), guided by principles of ethics and transparency, is essential factor for the company s sustainability. We established corporate guidelines related to social and environmental sustainability and appreciation of the human capital, in line with our Code of Ethics and Conduct, in pursuit of sustainable development, integrated management, respect for human rights, diversity and improved life quality.

In our bidding process, we adopted criteria that aim at reducing the impacts in the supply chain. Sabesp tried to use its level of influence, based on contract portfolio of R$3.05 billion in 2011, to stimulate the production of goods and services socially fairer and environmentally more responsible.

In the social area, we point out the maintenance of voluntary adhesions to domestic and international actions. We point out the UN Global Pact, which gathers companies to the benefit of labor human rights, environmental protection and anti-corruption actions. Sabesp is also partner of Ethos Institute, besides supporting and promoting the UM Millennium Eight Objectives, integrated with our Corporate Volunteer Program. We also supported the Sustainable Planet project, led by Editora Abril.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

It is also worth mentioning that the company is proud of its commitment to Brazilian childhood, it is concerned with prevention and eradication of child labor and it is recognized as Empresa Amiga da Criança (child-friendly company) by Fundação Abrinq. We are also co-supporters of Instituto Criança Cidadã, concerned with the personal development of young people facing economic and social difficulties, by providing education, culture and assistance in the metropolitan region of São Paulo. In 2011, we contributed with R$2.4 million, providing free-of-charge assistance to 7,000 children and adolescents.

These initiatives are incorporated into our Code of Ethics and Conduct, whose values are: respect for society, customer, environment and people; integrity; competency and citizenship. In order to ensure that these principles are observed, we have an in-house channel of complaints and a corporate procedure to verify responsibilities. We also maintain an open channel to receive external complaints, through the Ombudsman and Customer Call Center. In 2011, for the second consecutive year, we were excluded from the most complained-about firms on Procon s list, wherein we were included until March 2010.

Relationship with customers

A change occurred in 2011 in the vision of the company s future reflects our maximum commitment to the satisfaction of our 27.5 million customers. As part of the company s new strategic planning for 2011-2020, our vision became: to be recognized in 2018 as the company that ensured universal access to water and sewage services in its marketplace, in a sustainable and competitive manner, with excellence in customer service .

In the pursuit of our targets, we are improving the customer service channels; the disclosure and distribution of adhesion contracts; and the initiatives aiming at solving outstanding debts with the company, especially, low-income households and regularize water and sewage connections in areas occupied irregularly or illegally.

In observance to Arsesp s resolutions, as of September 2011, Sabesp started to deliver the adhesion contracts to its users, explaining their rights and duties and ratifying our position to the benefit of a transparent relationship with customers. Until the end of 2011, more than 5.7 million contracts have been delivered.

The improved relationship with our customers also can be seen in our call centers by dialing the number 195 where in 100% of our calls, customer await 60 seconds and we have approximately 350 public service bureaus and customer service offices 60 in the metropolitan region of São Paulo and around 290 in inland and on the coast of the State of São Paulo.

In 2011, we expanded the implementation of Tace (Service Technician for External Customer) in more than 70 municipalities served. Currently, 308 cities already have this system. Sabesp s professionals visit user s domicile and right away carries out the reading, emission and check the consumption of water/sewage. At these occasions, our employees also provide clarifications and give advices aiming at serving and reducing the need of customer going to a service office.

Also in 2011, we have made available on our website the Virtual Bureau , launched in November. The objective is that by the second half of 2012, 80% of most requested services in other service channels of the company, such as water and sewage connection, re-connection, regularization of overdue bills, change of user s address and bill maturity date are answered through the internet.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
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Our concern with social inclusion can be seen in the adoption of the social tariff , through which low-income population may pay lower amounts for the services rendered by the company. This benefit is regulated by Arsesp and assists households earning up to three minimum wages, besides observing dwelling size criteria and energy consumption. Currently, approximately 8.6 thousand domiciles gain this benefit. Sabesp s social tariff is one of the lowest tariffs practiced by state sanitation companies, and it is even 64% lower than the regular residential tariff considering domiciles with average consumption of 15 m3 month/water.

The company is also working in the regularization of irregular connections, an important challenge for sanitation companies, which produces significant results in terms of improvement of public health conditions and social inclusion. The project called Paritá (Project to Regularize, Integrate and Transform Informal Areas) was implemented in the east zone of the metropolitan region of São Paulo.

In 2011, approximately 1,300 water connections were regularized in 14 areas irregularly occupied; between 2008 and 2010, other 37 areas have been regularized. Considering the results achieved over the past four years, we decreased by 22.5% the universe of domiciles with irregular connections located in the east zone of RMSP and approximately 20,000 inhabitants have been assisted. It is worth mentioning that these actions also enable to decrease annual losses of 2.3 million m3 water.

Also in areas of lower income, the company developed the pilot project to prevent fire at the Sônia Ribeiro community, in Jardim Aeroporto, in the city of São Paulo, by installing fire hydrants in water distribution networks. This experience will result in the agreement to be signed with the local government of São Paulo to install prevention equipment in risky 21communities of the city of São Paulo in 2012.

Sabesp has been conducting satisfaction survey with its customers since 2004/2005. In 2006, this survey became annual, always applying same methodology, in order to enable the comparison between different business units and periods. The objective is to improve services rendered to our users from answers obtained.

In 2011, the overall satisfaction level in relation to the company reached 92%. Compared to results of previous survey in 2010, we saw an increase of three percentage points. We believe that good results are mainly based on the quality and regularity of water supplied by the company: 92% of interviewees said they were satisfied or very satisfied with services. The survey results consider a margin of error of 1.3 percentage point, within a confidence level of 95%. 5,860 customers were interviewed of all categories and consumption sizes in the region operated by Sabesp in the State of São Paulo.

Ombudsman

The Ombudsman is a service qualified channel. It measures conflicts between the company and its customers and monitors the complaints filed with Arsesp. In 2011, the Ombudsman received 44,169 customers complaints, of which 99% were answered and/or solved. In order to ensure the agility to solve complaints received, the Company adopts procedures and maintains agreements with Procon and the Judiciary Branch aiming at looking for conciliation alternatives.

One of these experiences is the Digital Small-Claims Court (JEC), a partnership between the company and the Small-Claims Court System. In 2011, we answered 354 requests, reducing by 15% the number of customers who appealed to the small-claims court compared to same previous year period. The ratio of advanced settlements at hearing remained at satisfactory levels of approximately 72% of requests, reiterating the company s commitment to seeking a balanced relationship with customers and faster and more appropriate solutions for both parties.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
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The Ombudsman also follows-up the complaints registered by Fundação Procon. In 2011, 1,488 customers complaints were received at Fundação Procon statewide, a down 5.5% compared to the previous year. The follow-up in this preliminary phase, which precedes the recording of formal administrative process by Procon, allowed to reducing by 88% the number of complaints to be submitted for hearing. Therefore, in 2011 only 179 complaints continued being monitored by Fundação Procon after the first answer sent by Sabesp.

We consider the number of initial records currently enrolled at all Procon s units and sent for Sabesp s evaluation represents a small volume against total number of consumers directly served by the company, i.e. 23.9 million people. All complaints are recorded and sent through the CRM (Customer Relationship Management), for evaluation and treatment by Sabesp s business units and are fully answered.

Investor relations

In 2011, the company participated in major conferences held with investors, in Brazil and abroad, and received hundreds of analysts, investors and shareholders at its facilities.

Our concern to promote easy and quality communication with the market, which contributes to the perception of our shares value, accordingly, the company s value, was recognized by the 2011 IR Global Rankings, which awarded Sabesp for having achieved a great advance of quality in its IR website in Latin America. Through the IR website, shareholders and investors may contact the Investor Relations team, liable for communicating market demands to the company s top management.

The company also stood out at the Sanitation, Water and Gas Services sector of Abrasca s 2011 Value Creation Award. The entity considered that Sabesp achieved the highest percentages of value creation, in relation to our market capitalization over the past three years.

Supplier relations

In our relations with supply chain, we seek to stimulate competition and allow the achievement of best results for the company and higher value generation for society. We foment local companies participation, although by force of law, we cannot adopt any discrimination or privilege in this regard. We also seek to encourage our suppliers to adhere to management practices and reduce greenhouse gas emissions.

As a mixed-capital company, Sabesp depends on previous selection procedure when it contracts, this is a constitutional requirement regulated by Law nº 8,666/93 (Bidding Law). This implies to offer same bidding and participation conditions to suppliers, irrespective of location where they are installed. This equal protection of the laws can be seen in the broad disclosure of bidding procedures through our electronic bidding portal, available in our website.

Sabesp was the first government company to roll out an electronic procurement process in Brazil. Besides reducing costs, this system offers to its suppliers and population a greater transparency, efficiency and agility. In 2011, nearly 2,000 electronic trading sessions were held, amounting to R$1.5 billion, with R$211 million savings for the company s treasury.

Sabesp promotes the participation and contracting of local suppliers in the regions where it operates. As our organizational structure is divided into business units, each one has its own budget and independence to contract on a decentralized basis.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

As part of the compliance with a broad peripheral legislation on contracting, a special treatment is also assured to small-sized companies and cooperatives, also encouraging the participation and contracting of local suppliers. In 2011, this participation, only considering contracting due to exemption of bidding by value and invitation, reached 40%.

Sabesp also discloses to the market as much as possible its procurement planning, in order to stimulate competition. In this regard, we prepared the manual Bidding Guidelines in Public Procurements , available on our website, where we establish the general guidelines to increase the number of suppliers and promote greater competition. Pursuant to State Decree n° 53,336/08, Sabesp also discloses its Sustainable Public Contract Report, which lists our main social and environmental actions and good practices applied to our supply chain.

Social and environmental aspects are also included in the public bidding rules and drafts of agreement, pointing out participation conditions: interdicted companies due to environmental crimes are prohibited from participating in Sabesp s bidding processes pursuant to Article 10 of Law nº 9,605/98; restraints to minor children labor; declaration of non-utilization of workforce similar to forced or compulsory labor, in any of its forms, in its production chain; only wood products and byproducts of exotic or native origin deriving from legal sources will be utilized in the execution of engineering works and services, pursuant to State Decree n° 53.047/08; Normative Guideline for Qualification of Suppliers who are committed to environment and its surrounding. It also requires the compliance with local environmental laws through installation and operation licenses issued by environmental authorities. In addition, it assesses the products toxicological risks, so that to ensure safety of use both at treatment stations and for end consumer.

Relationship with employees

In order to maintain leadership, grow in the required pace and overcome ongoing challenges of the market, it is essential to Sabesp rely on professionals who are capable and committed to the organizational results. This competitive advantage composed of our staff is the strategic asset we seek to preserve. Sabesp plans to become a benchmark in people management, making feasible the professional growth through opportunities and recognition, increasing satisfaction and well-being at the workplace.

Our company currently has 14,896 employees ruled by CLT (Consolidation of Labor Laws). Male employees are the majority (80%), who completed secondary school (49%), white ethnic group (84%), over 40 years of age(70%). Average period of services rendered to the company is 17 years.

Sabesp relies on service providers when necessary. Currently, the company has approximately 7.4 thousand professionals. In addition, we have 918 trainees and 506 young apprentices, who combine the opportunity of working and taking administrative qualification courses in partnership with Senai.

The building of a fairer and more sustainable society necessarily means valuing diversity and social inclusion. Sabesp complies with Federal Decree nº 3,298 of 1999, which determines to set aside 5% of vacant positions offered in the public selection processes for disabled people. In 2011, we had 63 job positions under these conditions, 71% physically-impaired, 21% hearing-impaired and 8% visually-impaired employees. We also have been maintaining since 2005, an agreement with the Avape Association Valuing People with a Disability, through which, currently, 100 disabled people work in our public service bureaus and they receive over 108 hours of previous training.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
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The work developed by the company evidences actions against prejudice and discrimination, valuing differences as strategy for the corporate and social development. Sabesp was granted with the Selo Paulista de Diversidade Categoria Plena (São Paulo Diversity Seal Top Category) by Employment and Labor Relations Department of the State Government of São Paulo. In order to obtain its renewal, in 2011, the company was audited by the certifying entity Fundação Vanzolini. This seal reveals our concern with inclusion, the adequacy of bureaus and in-house facilities, aiming the accessibility and the creation of a service channel for hearing-impaired people.

The company also maintains a package of benefits that goes beyond legal provisions, seeking to ensure the maintenance of health conditions, well-being, development, improved life quality, satisfaction and safety of employees and dependents. These benefits cover all employees, regardless of working hours system or position, gender or ethnic group only the apprentices comply with specific laws.

Employees with child custody receive day-care assistance reimbursement or utilization of the company s day care center for children between 6 months and 6 years of age (incomplete). The company provides reimbursement of expenses to those employees having children with special needs for treatment at specialized institutions and twice the amount of day-care assistance, without limit of age.

Employees under leave due to sickness allowance or accident whose salary is above the maximum amount paid by INSS (National Institute of Social Security), are automatically granted an addition to salary for a period of up to six months.

In addition to these benefits, through Fundação Sabesp Sabesprev, the company subsidizes the health and private pension plans of all its employees. In 2011, the company contributed with 1.41% of the monthly payroll to its private pension plan under the Defined Benefit mode.

By the end of December 2011, Sabesp signed an agreement with employees unions in order to change their pension plans. The proposal foresees other incentives for those willing to migrate from Defined Benefit Mode (Basic Plan) to Defined Contribution (Sabesprev Mais Plan). I also includes changes in risk benefits.

With this agreement, we expect to deal with the technical deficit of the Basic Plan, estimated at R$506.4 million, however, the solution is still subject to the approval of control authorities of the State government, as well as the evaluation of the Judiciary Branch, in view of lawsuit which in November 2010, suspended migrations to Sabesprev Mais Plan.

Referring to Sabesprev health plan, in 2011 a similar committee was created to establish proposals to improve insurance coverage, with costs compatible with the market, including a performance analysis of plans currently administered by Sabesprev concerning the following items: financial results, services and services network for inactive and active members.

People Management

The adoption of a people management model in line with market s reality, agile and flexible is indispensable in business performance. We understand it is necessary to discuss again the bases and outline new scenarios in relation to the human resources policy and company s outsourcing. This approach must reflect and include the market s trend, the expectation of the management and employees.

We are also seeking employees involvement through integration and motivation strategies and we expect to resume the Organizational Climate Management in 2012. We plan to be viewed in the near future as one of Brazil s best companies to work for. In order to achieve this goal, we started actions concerned with the improvement of current staff of the organization and company s relation with its employees. Among them, we mention the improvement of the Career and Salary Plan (PCS). We seek to align Sabesp with the practices and procedures effective on the Market and roll out an effective career plan based on the merit, in the performance evaluation, capacities and competencies.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Labor and union relations

Sabesp incentives and supports its employees to participate in professional entities and associations, as a way of fully exercising their rights, besides promoting the personal development and improving the organizational climate. All our employees are free to be members of an association, to be represented by Unions which is covered by collective bargaining agreements.

The company conducts negotiation processes with responsibility and transparency and value a health dialogue with Union entities. They also hold meetings at any time to discuss reasonable proposals which aim at meeting employees expectations and maintaining good organizational climate, observing the limit of its financial capacity and governmental guidelines. In 2011, no situation has been seen that this free right of association and negotiation has been under risk.

Yearly Sabesp holds negotiations with five main Unions that represent the majority (90%) of its employees: Sintaema, Sintius, Seesp, Sasp and Sintec. It is worth mentioning that 80% of our employees are voluntary members of each of these Unions.

The collective bargaining process of 2011/2012 took place in May and involved main Unions representing employees, which resulted in 8% adjustment to payroll and benefits and in the establishment of the Profit Sharing Program PPR. It is worth mentioning that as agreed with Union in the 2010 collective bargaining agreement, on January 31, 2011 a 30% advance of amounts related to PPR of that year was paid and the final payment related to the fulfillment of targets was made on April 29, 2011. The amount distributed was R$51 million, including 15,424 employees.

In 2011, 2.7 thousand changes in personnel occurred, which included promotions, reallocations, designation and exclusion of job positions. These were preceded by employees competency or performance evaluations by corresponding managers.

Sabesp complies with the Brazilian laws, concerned with employees so that changes that affect their work conditions do not occur. In the event of changes in the processes that would impact labor relations, the company previously discuss this issue with employees representatives.

Qualification and training of the workforce

We know that the sustainability of our business relies on people who will hold leadership positions at the company in the medium and long terms. This is even more fundamental when we know that 35% of our managers will be entitled to retirement in the next five years. In this regard, in 2011 we set our first group of the Succession and Career Program, composed of 39 people with essential and potential competencies to become leaders at Sabesp in the future. The development process includes MBA, coaching, evaluation, language courses and individualized improvement, nationwide and internationally, in business s priority issues. In 2012, we started a Managerial Excellence Program and we opened the second succession and career group.

The qualification and training of our employees always deserved special attention. Sabesp is one of the pioneers in corporate education in Brazil with its Corporate University, implemented in 2001 to qualify leaderships and employees at all levels.

In 2011, the qualification process recorded 112,000 participants, 4% of them were managers, 17% were undergraduates, 28% were operational workers, 42% were technicians, 5% were trainees and 4% were apprentices, reaching the average of 46 hours/person. It is worth mentioning the distance education, with a list of approximately 350 courses, summing up annual average of 12,000 participants.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

The University s investments in training are approximately R$9 million and they privilege courses mainly concerned with sustainability, corporate governance, environment, social responsibility, quality, health and safety, besides competencies essential to the business.

In 2011, the company strongly invested in training activities related to the hygiene, occupational safety and medicine, including human rights aspects. The company also endeavored efforts to improve the qualification of its professionals, subsidizing graduate course, MBA, technical and specialized courses and language courses, through partnerships with renowned institutions on the market. In addition, agreements with over 150 educational institutions providing discounts of up to 40% for employees and legal dependents in undergraduate, graduate courses, primary and secondary schools, technical school, elementary school, language school, high school equivalency education and literacy program.

Occupational health and safety

Basic sanitation activities due to own nature are susceptible to occupational accidents. Therefore, the objective of the company s occupational health and safety management is to ensure actions that promote the development of the prevention culture at the company, as well as the improvement of work conditions, adding life quality to employees and service providers.

Sabesp s Occupational Health and Safety Management System is certified by OHSAS 18001, comprising 100 establishments within the scope of services and works including digging and restricted areas executed at public ducts. In 2011, Bureau Veritas Certification audited Sabesp regarding the maintenance of certification and the company was certified again.

One fourth of our employees, including managers and employees, work in formal health and safety committees and include activities such as: systematization, monitoring and specific programs. In particular, we point out the efforts and commitment of our 3,650 CIPA (Internal Commission of Accident Prevention) members, members of the fire brigade and area s professionals.

The mains drivers of the company s health and safety policy are: (i) everyone is responsible for occupational health and safety; and (ii) the performance related to occupational health and safety must be continuously monitored and improved.

Occupational health and safety programs developed have been obtained gradual reduction in frequency and severity of accidents. Most frequent accidents are related to traffic (26%) and falls (24%). Main causes are related to behavior attitudes (66%).

In 2011, an average investment of R$10 million was made in accident prevention. In addition, a communication channel was created for the external public specifically concerned with occupational health and safety issues.

Quality Management

With growing prospects for operating in new markets, products and services, and the sector s regulation, the Quality Integrated System is a great ally to a continued improvement of Sabesp s management.

The Quality Management Excellence program has been prioritizing the improvement of ISO 14001 standard (environmental management) and the maintenance of integrated certification for ISO 9001 (quality) and OHSAS 18001 standards (occupational health and safety).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

In 2011, maintenance and re-certification audits were carried out at the Quality Integrated System referring to ISO 9001, ISO 14001 and OHSAS 18001 standards. Currently, Sabesp has 13 laboratories accredited by ISO/IEC 17025 standard and certified by Inmetro (National Institute of Metrology, Quality and Technology) ensuring that water does not pose direct effects on its users health.

In this regard, it is worth mentioning that although procedures related to the minimization of products and service labeling are not conducted, as these are destined to bottled products the company disclosed in its water and/or sewage monthly bill, the water quality parameters (turbidity, chloride, fluorine, total coliform bacteria, fecal coliforms), according to the President s Decree nº 5,440/05 and Ordinance nº 518/04 of the Ministry of Health.

Community relations

Sabesp pursues the support of educational activities concerned with customers, suppliers and communities, in reply to the needs expressed in our opinion polls. In this regard, we point out trainings related to the rational use of water and environmental education. The company opens the doors of its facilities for schools wanting to know the water and/or sewage treatment process: in 2011, nearly 2,000 visits took place, summing up over 72,000 people.

Sabesp works with communities in partnership with local governments. Programs concerned with low-income population include technical and social works and aim the social, economic and environmental sustainability of projects, which include the community s participation and the environmental education, observing the characteristics of works and the profile of benefited population.

It is worth mentioning the methodology called Cooperative Governance, developed by the Brazilian Center of Analysis and Planning (Cebrap) utilized, for instance, in programs such as Córrego Limpo (Clean Stream) by Metropolitan Executive Board In this approach, social and environmental projects are maintained with the participation of all related parties and beneficiaries are monitored and supported by visits of teams related to the company s social responsibility.

In the metropolitan region of São Paulo, Sabesp also develops the program called Agente da Gente (People s Agent) a Community Participation Program, through which we establish an effective communication channel among our 40 technicians and local community leaders. Together, they work to involve area residents, transforming them into environmental consciousness-raising multipliers. In 2011, over 600,000 people participated in workshops and events related to sanitation.

The company continuously seeks means of approaching professionals of its operational area in the communities operated. In this regard, one of the issues has been to provide services through its own labor, a model adopted by the Regional Systems Executive Board. Referred to as Gente que Faz (People Who Works) also deals with the strategy aiming at valuing the staff and add value to the company s results.

It is also worth mentioning the performance of meetings with public authority s representatives and civil associations during the weeks preceding the 2011 rainfall period, with a view to presenting the management of the Cantareira System dam operations, as well as establishing coordinated actions to deal with and prevent emergency situation during summer. Five meetings were held in the cities of Atibaia, Campinas, Nazaré Paulista, Piracicaba and Vargem involving authorities, such as Department of Water and Energy of the State of São Paulo (DAEE), Civil Defense of the State, municipal authorities (executive and legislative branches), civil association s representatives, municipal consortia, other sanitation companies and press agencies.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Government relations

Sabesp is a concessionaire of public utilities. Under these conditions, its main related parties are the federal, state or municipal governments. We comply with the laws, rules and regulations issued by the Executive Branch, at concurrently, we seek to collaborate in the process to formulate public sanitation policies.

Our relations with the federal government are guided by defense of public interests. As a government-controlled Corporation, we depend, for instance, of approval from federal authorities to raise foreign loans. We also endeavored efforts to have access to budgetary resources eventually made available by federal government. Through sector s representative entities we try to have influence on discussions about federal taxes levied on the rendering of water and sewage services, which we consider to be very high in Brazil it is worth mentioning that in 2011, Sabesp paid R$1.21 billion as income tax, Pasep, Cofins (taxes on revenue) and CSLL (social contribution on net income).

Statewide, the State Government of São Paulo is our controlling shareholder. We cooperate in the preparation of public programs and in the definition of guidelines for the sanitation sector, with a view to speeding up the execution of services universalization target in our state. We also set aside resources for actions supported by the state government, such as support to culture and sports, based on tax incentives.

The municipalities are the granting authorities of services rendered, therefore, we deem them as our major customers. Our program contracts are defined in strict partnership with local governments, so that to improve the adhesion of our works and actions to the needs and demands of the population. We also develop social and environmental projects with the municipalities, in order to generate greater benefits to the population.

Incentive to culture and sports

Sabesp provides institutional and financial support to environmental, social, cultural and sports projects developed by organizations concerned with environmental preservation and in line with social responsibility principles, incentive to culture and well-being of the community.

Over the past years, the company has been narrowing its relations with culture by means of event sponsorships and the creation of new spaces and cultural programs, such as Sabesp para quem tem sede de cultura (Sabesp for those yearning for culture), through which the Company supports projects related to movies, literature, fine arts, music, dance, theater, circus and preservation of cultural heritage.

In 2011, R$13.4 million were invested and 19 movies were selected to receive a total amount of R$8 million through the São Paulo Movies Incentive Program. Movies were selected by the State Department of Culture and receive funds that Sabesp makes available through Rouanet and Audiovisual laws. Two of them discuss sustainability: Metrópolis Desafios para o Desenvolvimento Sustentável (metropolis sustainable development challenges) by Chico Guariba, and Coração do Brasil , by Daniel Santiago.

Since 2004, when the company adhered to the program, 127 movies had already been sponsored, with total investments of R$48 million in the sector one of them is Xingu , directed by Cao Hamburger, to debut in 2012. The selection is made by specialists, directors, producers and curators, according to criteria, such as cultural and artistic interest, project quality and professionals involved.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

Currently, Sabesp is the company that most invests in movies in the State of São Paulo and one of the three largest sponsors of the sector throughout the country. In respect for diversity, the company was pioneer in Brazil when required as of 2011 that productions sponsored thereby make available copies with resources enabling hearing and visually-impaired people to watch the movies. Onde Está a Felicidade? (Where is Happiness?), directed by Carlos Alberto Riccelli, was the first movie to show subtitles and audio-description. All movies that received the company s investments in 2011 assumed equal commitment.

We also implemented the project called Escola no Cinema (School goes to the Cinema), destined to improve the relationship between students and teachers: 10,000 students already watched commented sessions at Cine Sabesp , one of the recent movie streets in the city of São Paulo and currently supported by the company. More than a half of viewers had never seen a movie. This room is also used in the Ecocine Festival, which will have a new edition in 2012.

Sabesp also sponsored sports activities, setting aside R$3 million as tax incentives in 2011. Among the beneficiaries are the aquatic team of Esporte Clube Pinheiros and water polo of the Association Comunidade Mãos Dadas. Another R$3 million were remitted by the company to the State Fund of Child and Adolescent Rights, through Condeca.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

ANNUAL SOCIAL BALANCE SHEET/ 2011

1) Calculation basis	2011 (R$ thousand)			2012 (R$ thousand)
Net revenue (NR)	9,927,445			9,230,370
Operating income (OI)	2,354,495			2,672,119
Gross payroll (GP)	1,395,844			1,291,749
2) Internal social indicators	R$ thousand	% on GP	% on NR	R$ thousand	% on GP	% on NR
Meals	109,966	7.88%	1.11%	100,278	7.76%	1.09%
Taxes	133,908	9.59%	1.35%	127,207	9.85%	1.38%
Private pension plans	65,923	4.72%	0.66%	5,329	0.41%	0.06%
Healthcare	108,243	7.75%	1.09%	98,695	7.64%	1.07%
Occupational health and safety	10,254	0.73%	0.10%	9,631	0.75%	0.10%
Education	688	0.05%	0.01%	292	0.02%	0.00%
Culture	970	0.07%	0.01%	767	0.06%	0.01%
Professional qualification and training	8,779	0.63%	0.09%	7,026	0.54%	0.08%
On-site child care and child-care benefits	1,473	0.11%	0.01%	1,592	0.12%	0.02%
Employee profit sharing	56,692	4.06%	0.57%	27,525	2.13%	0.30%
Other	4,563	0.33%	0.05%	3,581	0.28%	0.04%
Total Internal social indicators	501,459	35.93%	5.05%	381,923	29.57%	4.14%
3) External social indicators	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR
Education	0	0.00%	0.00%	24	0.00%	0.00%
Culture	20,163	0.83%	0.20%	15,182	0.57%	0.16%
Health and basic sanitation	2,510	0.10%	0.03%	240	0.01%	0.00%
Sports	5,943	0.24%	0.06%	3,493	0.13%	0.04%
Fight on hunger and food security	0	0.00%	0.00%	0	0.00%	0.00%
Other	7,820	0.32%	0.08%	12,294	0.46%	0.13%
Total contribution to society	36,436	1.49%	0.37%	31,233	1.17%	0.34%
Taxes (excluding social charges)	1,466,228	62.27%	14.77%	1,557,913	58.30%	16.88%
Total External social indicators	1,502,664	63.82%	15.14%	1,589,146	59.47%	17.22%
4) Environmental indicators	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR
Investments related to company production/operation	9,304	0.38%	0.09%	411	0.02%	0.00%
Investments in external programs and/or projects	21,122	0.87%	0.21%	22,359	0.84%	0.24%
Total investments in environmental protection	30,426	1.25%	0.31%	22,770	0.85%	0.25%
With regards to the establishment of "annual goals" for minimizing waste, general production/operation consumption and increasing the efficient use of natural resources, the company:	(x) has no established goals ( ) complies 0 to 50% ( ) complies 51 to 75% ( ) complies 76 to 100%			(x) has no established goals ( ) complies 0 to 50% ( ) complies 51 to 75% ( ) complies 76 to 100%
5) Employees indicators	2011			2010
Employees at the end of the period	14,896			15,330
Admissions during the period	723			1,090
Outsourced employees*	7,399			0
Trainees/interns	1,424			1,056
Employees older than 45	7,757			7,868
Female employees	2,928			2,932
% of management positions held by women	19.09%			21.57%
Employees of African descent	2,137			2,150

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Management Report

% of management positions held by employees of African descent	3.72%			3.83%
Employees with disabilities or employees with special needs (including employees and AVAPE partnership)	163			57
6) Key information regarding the exercise of business citizenship	2011 (R$ thousand)			Goals 2012
Ratio between maximum and minimum salary	23			N/A
Total number of occupational accidents	187			136
The company's social and environmental projects were established by:	( ) directors	(x) directors and managers	( ) all employees	( ) directors	(x) directors and managers	( ) all employees
Occupational safety and health standards were defined by:	(x) directors	( ) all employees	( ) all + Cipa	(x) directors	( ) all employees	( ) all + Cipa
With regards to freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( ) does not interfere	( ) complies with OIT rules	(x) encourages and complies with OIT	( ) does not interfere	( ) complies with OIT rules	(x) encourages and complies with OIT
Private pension plans are offered to:	( ) directors	( ) directors and managers	(x) all employees	( ) directors	( ) directors and managers	(x) all employees
The company's profit sharing plan is distributed to:	( ) directors	( ) directors and managers	(x) all employees	( ) directors	( ) directors and managers	(x) all employees
When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	(x) are required	( ) are not considered	( ) are suggested	(x) are required
With regards to the participation of employees in voluntary work programs, the company:	( ) does not interfere	( ) gives support	(x) organizes and encourages participation	( ) does not interfere	( ) gives support	(x) organizes and encourages participation
Total number of consumer s complaints and criticisms:	In company: 44,169	At Procon: 1,488	In court: 354	In company: N/A	At Procon: N/A	In court: N/A
% of complaints and criticisms solved:	In company: 99%	At Procon: 88%	In court: 72%	In company: N/A	At Procon: N/A	In court: N/A
Total value added to be distributed (R$ thousand):	5,714,179 in 2011			5,316,928 in 2010
Distribution of value added (DVA):	25.6% Government, 28.9% Employees 5.1% Shareholders, 24.1% Outsourced labor; 16.3% Retained			29.1% Government, 23.6% Employees 7.3% Shareholders, 18.5% Outsourced Labor, 23.4% Retained

7) Other information
"This Company does neither employ child nor slave labor, it is not involved with prostitution or child/adolescent sexual exploitation, nor with corruption. The Company appreciates and respects the internal and external diversity."
* The number of outsourced employees is estimated considering the labor allocated to service agreements, as Sabesp does not directly hire outsourced employees.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Balance Sheets as of December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

		Parent Company (BR GAAP)		Consolidated (BR GAAP and IFRS)
Assets	Note	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Current assets
Cash and cash equivalents	6	2,142,079	1,988,004	2,149,989	1,989,179
Trade accounts receivable, net	8	1,072,015	971,047	1,072,659	971,318
Accounts receivable from related party	9	185,333	137,772	185,333	137,772
Inventories		44,576	36,090	44,611	36,096
Restricted cash	7	99,729	302,570	99,729	302,570
Recoverable taxes		117,893	108,675	118,116	108,675
Other accounts receivable		43,069	30,716	55,396	44,511
Total current assets		3,704,694	3,574,874	3,725,833	3,590,121

Noncurrent assets
Long-term assets
Trade accounts receivable	8	333,713	352,839	333,713	352,839
Accounts receivable from related party	9	170,288	231,076	170,288	231,076
Indemnities receivable	10	60,295	146,213	60,295	146,213
Escrow deposits		54,178	43,543	54,178	43,543
Deferred income tax and social contribution	15	177,926	77,913	179,463	78,440
National Water Agency ANA		100,551	62,540	100,551	62,540
Other accounts receivable		35,034	47,884	39,933	49,370
		931,985	962,008	938,421	964,021

Investments		21,986	8,262	-	-
Investment property		52,585	-	52,585	-
Intangible assets	11	20,125,721	18,541,522	20,141,677	18,546,836
Property, plant and equipment	12	181,585	206,384	356,468	249,606

Total noncurrent assets		21,313,862	19,718,176	21,489,151	19,760,463
Total assets		25,018,556	23,293,050	25,214,984	23,350,584

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Balance Sheets as of December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

		Parent Company (BR GAAP)		Consolidated (BR GAAP and IFRS)
Liabilities and equity	Note	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Current liabilities
Accounts payable to suppliers and contractors		244,658	142,634	255,557	144,043
Current portion of long-term loans and financing	13	1,629,184	1,239,716	1,630,010	1,242,143
Accrued payroll and related charges		243,502	246,325	243,876	246,467
Other taxes payable	14	180,794	157,768	181,122	158,050
Interest on shareholders' equity payable		247,486	354,254	247,486	354,254
Provisions	16	764,070	766,603	764,070	766,603
Services payable		383,116	295,172	383,116	295,172
Other liabilities		263,336	299,314	263,431	299,382
Total current liabilities		3,956,146	3,501,786	3,968,668	3,506,114

Noncurrent liabilities
Loans and financing	13	6,794,148	6,969,576	6,966,285	7,022,472
Other taxes payable	14	18,363	53,045	18,363	53,045
Accrued taxes on revenues		114,106	112,962	114,957	112,962
Provisions	16	807,759	693,227	807,759	693,227
Pension obligations	17(b)	2,050,697	1,804,038	2,050,697	1,804,038
Other liabilities		731,441	476,616	742,359	476,926
Total noncurrent liabilities		10,516,514	10,109,464	10,700,420	10,162,670

Total liabilities		14,472,660	13,611,250	14,669,088	13,668,784

Equity	18
Capital stock		6,203,688	6,203,688	6,203,688	6,203,688
Capital reserve		124,255	124,255	124,255	124,255
Earnings reserves		4,217,953	3,353,857	4,217,953	3,353,857
Total equity		10,545,896	9,681,800	10,545,896	9,681,800
Total equity and liabilities		25,018,556	23,293,050	25,214,984	23,350,584

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Statements of Income
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

		Parent Company (BR GAAP)		Consolidated (BR GAAP and IFRS)
	Note	2011	2010	2011	2010

Net revenue from sales and services	21	9,927,445	9,230,370	9,941,637	9,231,027
Cost of sales and services	22	(6,018,732)	(5,194,154)	(6,030,977)	(5,194,548)

Gross profit		3,908,713	4,036,216	3,910,660	4,036,479

Selling expenses	22	(619,304)	(712,941)	(619,542)	(712,946)
Administrative expenses	22	(841,077)	(651,271)	(846,593)	(653,200)
Other operating income (expenses), net	24	(90,253)	1,809	(90,138)	1,830

Equity share of investment subsidiaries
Equity share of investment in investee		(3,584)	(1,694)	-	-

Operating profit		2,354,495	2,672,119	2,354,387	2,672,163

Financial expenses	23	(701,889)	(788,832)	(702,766)	(789,467)
Financial income	23	465,753	343,807	465,926	343,914
Inflation adjustment and foreign exchange result, net	23	(396,882)	66,151	(396,801)	66,146

Financing cost, net		(633,018)	(378,874)	(633,641)	(379,407)

Profit before income tax and social contribution		1,721,477	2,293,245	1,720,746	2,292,756
Income tax and social contribution
Current	15	(598,024)	(697,077)	(598,303)	(697,115)
Deferred	15	99,966	34,279	100,976	34,806
		(498,058)	(662,798)	(497,327)	(662,309)
Net income for the year attributable to the Company's shareholders		1,223,419	1,630,447	1,223,419	1,630,447
Earnings per share - basic and diluted (in reais)	19	5.37	7.16	5.37	7.16

The Company has no other comprehensive income for the year, then the statement of comprehensive income is not presented.

The accompanying notes are an integral part of these financial statement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Statements of Changes in Equity
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

				Earnings reserves
	Note	Capital stock	Capital reserve	Legal reserve	Investments reserve	Additional proposed dividend	Retained earnings (losses)	Total
Balances as of December 31, 2009		6,203,688	124,255	378,526	1,732,115	-	-	8,438,584

Net income for the year		-	-	-	-	-	1,630,447	1,630,447
Legal reserve	18(c)	-	-	81,522	-	-	(81,522)	-
Interest on shareholders' equity (R$ 1.70 per share)	18(c)	-	-	-	-	-	(387,231)	(387,231)
Additional proposed dividends		-	-	-	-	68,761	(68,761)	-
Transfer to investments reserve		-	-	-	1,092,933	-	(1,092,933)	-

Balances as of December 31, 2010		6,203,688	124,255	460,048	2,825,048	68,761	-	9,681,800

Net income for the year		-	-	-	-	-	1,223,419	1,223,419
Legal reserve	18(e)	-	-	61,171	-	-	(61,171)	-
Interest on shareholders' equity (R$ 1.27 per share)	18(c)	-	-	-	-		(290,562)	(290,562)
2010 additional proposed dividends		-	-	-	-	(68,761)	-	(68,761)
Additional proposed dividends		-	-	-	-	288,143	(288,143)	-
Transfer to investments reserve		-	-	-	583,543	-	(583,543)	-
Balances as of December 31, 2011		6,203,688	124,255	521,219	3,408,591	288,143	-	10,545,896

The accompanying notes are an integral part of these financial statement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Statements of Cash Flows
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated	(continued)

	Parent Company (BR GAAP)		Consolidated (BRGAAP and IFRS)
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Profit before income tax and social contribution	1,721,477	2,293,245	1,720,746	2,292,756

Adjustments for:
Depreciation and amortization	768,704	552,176	768,769	552,184
Losses on disposal of property, plant and equipment and intangible assets	56,548	16,385	56,548	16,385
Allowance for doubtful accounts expense	289,589	402,694	289,589	402,694
Change in provisions	614,993	352,614	614,993	352,614
Interest on loans and financing	434,315	449,682	439,117	450,297
Inflation adjustment and foreign exchange (gains) losses on loans and financing	442,954	21,139	442,954	21,139
Interest and inflation adjustment losses	31,422	4,112	31,422	4,112
Interest and inflation adjustment gains	(33,589)	(59,916)	(33,589)	(59,916)
Fair value margin on intangible assets arising from concession contracts	(47,589)	(49,603)	(47,589)	(49,603)
Indemnities receivable	85,918	-	85,918	-
Equity share of investment in investee	3,584	1,694	-	-
Provision from São Paulo agreement	15,386	80,368	15,386	80,368
Provision for defined contribution plan	(8,746)	32,587	(8,746)	32,587
Other adjustments	4,833	19,332	4,833	19,331
Adjusted net income	4,379,799	4,116,509	4,380,351	4,114,948

Changes in assets
Trade accounts receivable	(358,143)	(245,412)	(358,516)	(245,683)
Accounts receivable from related party	20,455	36,708	20,455	36,708
Inventories	(8,490)	3,490	(8,519)	3,484
Recoverable taxes	(61,926)	(157,916)	(62,149)	(157,916)
Escrow deposits	573	(14,864)	573	(14,864)
Other accounts receivable	(41,080)	(16,038)	(43,025)	(30,508)
Changes in liabilities
Accounts payable to suppliers and contractors	135,961	(67,337)	145,451	(66,087)
Services received	87,944	55,678	87,944	55,678
Accrued payroll and related charges	(49,814)	(17,624)	(49,582)	(17,525)
Other taxes payable	(14,416)	(8,558)	(14,649)	(8,316)
Accrued taxes on revenues	1,144	(7,455)	1,995	(7,455)
Provisions	(197,521)	(330,256)	(197,521)	(330,256)
Pension obligations	(11,268)	(15,881)	(11,268)	(15,881)
Other liabilities	140,220	118,396	150,855	118,774

Cash generated from operations	4,023,438	3,449,440	4,042,395	3,435,101
Interest paid	(736,382)	(618,600)	(736,853)	(618,600)
Income tax and social contribution paid	(588,484)	(733,452)	(588,484)	(733,452)

Net cash generated from operating activities	2,698,572	2,097,388	2,717,058	2,083,049

Cash flows from investing activities
Restricted cash	202,841	(189,820)	202,841	(189,820)
Investment increase	(17,308)	(5,620)	-	-
Purchases of property, plant and equipment	(11,995)	(44,161)	(143,684)	(87,383)
Purchases of intangible assets	(2,056,756)	(1,810,999)	(2,067,435)	(1,814,166)
Net cash used in investing activities	(1,883,218)	(2,050,600)	(2,008,278)	(2,091,369)

The accompanying notes are an integral part of these financial statement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Statements of Cash Flows
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated	(continued)

Cash flows from financing activities
Loans and financing
Proceeds from borrowings	1,685,506	3,370,709	1,854,052	3,425,417
Repayments of borrowings	(1,923,862)	(1,800,507)	(1,979,099)	(1,800,507)
Payment of interest on shareholders' equity	(422,923)	(398,419)	(422,923)	(398,419)
Net cash provided by (used in) financing activities	(661,279)	1,171,783	(547,970)	1,226,491
Increase (decrease) in cash and cash equivalents
Cash and cash equivalents at beginning of year	1,988,004	769,433	1,989,179	771,008
Cash and cash equivalents at end of year	2,142,079	1,988,004	2,149,989	1,989,179
Increase (decrease) in cash and cash equivalents	154,075	1,218,571	160,810	1,218,171

Additional information

Capitalization of interest and financial charges	261,886	228,899	261,886	228,899

The accompanying notes are an integral part of these financial statement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Statements of Value Added
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

		Parent Company				Consolidated
	Note	2011		2010		2011		2010
Revenues
Sales and services	21(a)	8,305,043		7,655,226		8,310,120		7,655,891
Other income		80,821		44,315		80,936		44,336
Income related to construction of own assets	21(b)	2,224,633		2,130,675		2,234,778		2,130,684
Allowance for doubtful accounts	8(c)	(120,260)		(232,505)		(120,393)		(232,505)
		10,490,237		9,597,711		10,505,441		9,598,406
Inputs purchased from third parties
Cost of sales and services		(3,623,440)		(3,371,656)		(3,634,890)		(3,371,938)
Materials, electricity, outsourced services, and other		(667,932)		(660,171)		(670,492)		(661,133)
Other operating expenses	24	(162,639)		(37,626)		(162,639)		(37,626)
		(4,454,011)		(4,069,453)		(4,468,021)		(4,070,697)
Gross value added		6,036,226		5,528,258		6,037,420		5,527,709
Retentions
Depreciation and amortization		(769,735)		(553,612)		(769,799)		(553,620)

Wealth created by the Company		5,266,491		4,974,646		5,267,621		4,974,089
Wealth received in transfer
Equity share of investment in investee		(3,584)		(1,694)		-		-
Financial income		451,272		343,976		451,526		344,083
		447,688		342,282		451,526		344,083
Wealth for distribution		5,714,179		5,316,928		5,719,147		5,318,172
Distribution of wealth Employees
Salaries and wages		992,045	17.4%	869,991	16.4%	994,312	17.4%	870,694	16.4%
Benefits		551,616	9.7%	293,211	5.5%	551,921	9.7%	293,237	5.5%
Severance Indemnity Fund
for Employees (FGTS)		105,900	1.8%	89,233	1.7%	106,048	1.8%	89,281	1.7%
		1,649,561	28.9%	1,252,435	23.6%	1,652,281	28.9%	1,253,212	23.6%
Taxes, fees and contributions
Federal		1,398,783	24.5%	1,491,591	28.0%	1,399,691	24.5%	1,491,299	28.0%
State		42,843	0.7%	39,358	0.7%	42,857	0.7%	39,359	0.7%
Municipal		24,602	0.4%	26,964	0.5%	24,738	0.4%	27,002	0.5%
		1,466,228	25.6%	1,557,913	29.2%	1,467,286	25.6%	1,557,660	29.2%
Lenders and lessors
Interest, Exchange and monetary variations		1,336,380	23.4%	842,949	15.9%	1,337,258	23.4%	843,588	15.9%
Rentals		38,591	0.7%	33,184	0.6%	38,903	0.7%	33,265	0.6%
		1,374,971	24.1%	876,133	16.5%	1,376,161	24.1%	876,853	16.5%
Shareholders
Interest on shareholders equity	18(c)	290,562	5.1%	387,231	7.3%	290,562	5.1%	387,231	7.3%
Retained earnings		932,857	16.3%	1,243,216	23.4%	932,857	16.3%	1,243,216	23.4%
		1,223,419	21.4%	1,630,447	30.7%	1,223,419	21.4%	1,630,447	30.7%
Wealth distributed		5,714,179	100.0%	5,316,928	100.0%	5,719,147	100.0%	5,318,172	100.0%

The accompanying notes are an integral part of these financial statement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

1          Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, focused on the customer, and in a sustainable and competitive manner, with excellence in environmental solutions.

On December 31, 2011, the company operates water and sewage services in 363 of municipalities of the State of São Paulo, having temporarily discontinued operations in five of these municipalities, Itapira, Araçoiaba da Serra, Iperó, Cajobi, Álvares Florense and Macatuba, due to judicial orders under ongoing lawsuits. Most of these municipalities operations are based on 30-year concession agreements. As of December 31, 2011, 99 concessions had expired and are being negotiated. From 2012 to 2033, 39 concessions will expire, and the remaining concessions operate on rollover basis. These concessions with indefinite terms and expired concessions under negotiation are amortized over the useful lives of the underlying assets. By December 31, 2011, 225 contracts were signed (201 contracts in 2010).

Management believes that all concessions expired and not yet renewed will result in new contracts or contract extensions, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. As of December 31, 2011, the carrying amount of the underlying assets used in the 99 concessions of the municipalities under negotiation totaled R$6,588 million, accounting for 32.44% of total, and the related revenue for the year then ended totaled R$2,513 million, accounting for 23.87% of total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 55.1% of the gross revenues in 2011 (54.7% in December 2010).

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency Sanitation and Energy Regulatory Agency ARSESP signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

Also, on June 23, 2010, the State of São Paulo, the city of São Paulo and SABESP signed the Public service provision agreement of water supply and sewage services , a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

(i)	protection of the sources of water in collaboration with other agencies of the State and the City;
(ii)	capture, transport and treat of water;
(iii)	collect, transport, treatment and final dispose of sanitary sewage; and
(iv)	adoption of other actions of basic and environmental sanitation.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

In the municipality of Santos, in the Baixada Santista region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

On January 5, 2007, Law 11,445 was enacted, establishing the basic sanitation regulatory framework, providing for the nationwide guidelines and basic principles for the provision of such services, such as social control, transparency, the integration authority of sanitation infrastructure, water resources management, and the articulation between industry policies and public policies for urban and regional development, housing, suppression of poverty, promotion of health and environmental protection, and other related issues.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBOVESPA (the São Paulo Stock Exchange) since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts ( ADRs ) since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho and Attend Ambiental. Although SABESP has no majority interest in the capital stock of these companies, the shareholders agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees. For the purposes of accounting classification in the financial statements, these companies are considered "joint ventures , under the criteria of CPC 19.

These financial statements were approved by the Board of Directors on March 22, 2012.

2          Basis of preparation and presentation of the financial statements

The Company is presenting the parent Company and consolidated financial statements.

The financial statements of the parent company was prepared in accordance with accounting policies accepted in Brazil, in conformity with Pronouncements, Interpretations and Orientations of the Brazilian Pronouncements Committee CPC. These accounting policies applied in the financial statements of the parent company are different from the International Financial Reporting Standards - IFRS in the valuation of the joint controlled entities by equity method, since in IFRS the valuation should be at cost or fair value.

The consolidated financial statements of the Company have been prepared in accordance with the IFRS, issued by the International Accounting Standards Board ("IASB"), and the accounting practices adopted in Brazil and issued by CPC.

The financial statements have been prepared under the historical cost except for certain financial instruments which were measured at fair value according to IFRS.

The preparation of financial statements in conformity with IFRS and CPC s requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree to judgment or complexity, or areas where assumptions and estimates are significant to the individual and consolidated financial statements are described in Note 5.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

2.1 Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its investees: Sesamm Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina S.A., Saneaqua Mairinque S.A., Aquapolo Ambiental S.A., Attend Ambiental and Águas Castilho, which were proportionally consolidated according to the equity interest over its investees. The Company shares the control of its investees, which has the same fiscal year basis. The accounting policies of its investees are consistent with the accounting policies adopted by the Company. The consolidation processes of assets, liabilities and statement of incomes add the assets, liabilities, revenues and expenses, according to the nature, complementing by the elimination of the shares hold by the parent company in the equity and statement of income of the investees.

Although SABESP has no majority shares of its investees, the shareholders agreement provides for the power of veto in certain management issues, indicating participating shared control. Therefore, the financial statements were proportionally consolidated.

The following entities were consolidated:

Sesamm

On August 15, 2008, the Company, together with the companies OHL Médio Ambiente, Inima S.A.U. Unipersonal ("Inima"), Técnicas y Gestión Medioambiental S.A.U. ("TGM") and Estudos Técnicos e Projetos ETEP Ltda. ("ETEP") incorporated the company Serviços de Saneamento de Mogi Mirim S.A. - SESAMM ("SESAMM"), for a period of 30 years from the date the concession agreement with the municipality of Mogi Mirim for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

SESAMM's capital as of December 31, 2011, totaled R$ 19,532, and was represented by 19,532,409 registered shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest. The Company concluded that both, SABESP and Inima, have joint control over SESAMM. Accordingly, SABESP records their interest over SESAMM applying the proportional consolidation method, equivalent to the 36% of SESAMM's assets and liabilities, revenues and expenses.

As of December31, 2011, SESAMM´s operations had not been started yet.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil Cab Ambiental incorporated the company Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

On December 31, 2011, the capital of Águas de Andradina totaled R$ 2,908, and was represented by 2,908,985 registered shares without a par value. SABESP holds 30%of its equity interest.

The operations started in October 2010.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Saneaqua Mairinque

On June 14, 2010, the Company, together with the company Foz do Brasil S.A. incorporated the company Saneaqua Mairinque S.A., with indefinite term, for the purpose of exploring the public service of water supply and sewage services to the municipality of Mairinque.

On December 31, 2011, the capital of Saneaqua Mairinque totaled R$ 2,000, and was represented by 2,000,000 registered shares without a par value. SABESP holds 30%of its equity interest.

The operations initiated in October 2010.

Aquapolo Ambiental S.A.

On October 8, 2009, the Company, together with the company Foz do Brasil S.A. incorporated the company Aquapolo Ambiental S.A., for the purpose of producing, providing and commercializing of reused water for Quattor Química S.A., Quattor Petriquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

On December 31, 2011, the capital of Aquapolo totaled R$ 36,412, and was represented by 42,419,945 registered shares without a par value. SABESP holds 49%of its equity interest.

The operations are expected to initiate in April 2012.

Águas de Castilho

On October 29, 2010, the Company, together with the company Águas do Brasil Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho. The capital of Águas de Castilho totaled R$ 622, and was represented by 622,160 registered shares without a par value. SABESP holds 30%of its equity interest.

The operations initiated in January 2011.

Attend Ambiental

On August 23, 2010 Companhia Estre Ambiental S.A, incorporated the company Attend Ambiental S.A, for constructing and operating a pretreatment of non-domestic effluent station, mud transportation and related services in the city of São Paulo as well as implement similar structures in other areas in Brazil and abroad. The capital totaled R$ 2,000, and it is represented by 2,000,000 registered shares without a par value. SABESP holds 45%of its equity interest.

The operations initiated in January 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

See below a summary of financial information of the joint-controlled entities:

	2011
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Current assets	2,658	360	133	561	12,424	5,003
Non-current assets	14,447	1,300	423	164	180,717	223

Current liabilities	832	815	256	228	10,262	127
Non-current liabilities	11,120	84	47	28	167,498	5,130
Equity	5,153	761	253	469	15,381	(31)

Operating revenue	9,203	2,985	651	2,498	-	-
Operating expenses	(10,494)	(2,954)	(568)	(2,730)	(1,438)	(992)
Financial income, net	115	31	5	44	-	60
Profit (loss) for the year	(1,176)	62	88	(188)	(1,438)	(932)

			2010
			SESAMM 36%	ÁGUAS DE ANDRADINA 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%

Current assets			420	178	851	13,798
Non-current assets			5,353	106	10	46,094

Current liabilities			2,702	119	177	1,331
Non-current liabilities			-	301	9	53,909
Equity			3,071	(136)	675	4,652

Operating revenue			-	247	447	-
Operating expenses			(638)	(451)	(384)	(1,023)
Financial income, net			95	-	12	-
Profit (loss) for the year			(543)	(204)	75	(1,023)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

3          Summary of Significant Accounting Practices

Main accounting policies applied in the preparation of these financial statements are defined below. These policies have been applied consistently in all years presented.

3.1       Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, other short-term highly liquid investments with original maturities of three month or less, with insignificant risk of changing value, as well as current account overdrafts.

3.2        Financial Instruments

Classification

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. On December 31, 2011 and 2010, the Company did not have financial assets classified under the held-to-maturity and available-for-sale financial instruments category.

Financial assets calculated at fair value through profit or loss

These are financial assets held for trading. A financial asset is classified into this category when mainly acquired for sale purposes in the short term. These assets are classified as current assets. Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the statement of income in 'Financial income' or 'Financial expenses' in the period they occur, unless the instrument has been contracted in connection to another transaction. In this case, changes are recognized in the same line item of income affected by this transaction.

Loans and receivables

These comprise receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. Loans and receivables are presented in current assets or liabilities, except for those with maturity of more than 12 months after the balance sheet date (these are classified as noncurrent assets or liabilities). The Company's loans and receivables include cash and cash equivalents, balances of trade accounts receivable, other accounts receivable and loans. Loans and receivables are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

3.3	Revenue from sales and services
(a)	Revenue from sales and services

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided. Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts. Revenues from unbilled represent incurred revenues in which the services were provided, but not yet billed until the end of the each period. Water supply and sewage services are recorded as trade accounts receivable based on monthly estimates of the completed services.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

The Company recognizes revenue when: i) products are delivered or services are rendered; ii) the amount of revenue can be reliably measured, iii) it is probable that future economic benefits will flow to the Company and iv) it is probable that the amounts will be collected. The amount of revenue is not considered to be reliably measurable until all conditions relating to the sale have been satisfied. Amounts in dispute are recognized as revenue when collected.

(b) Construction revenue

Revenue from concession construction contracts is recognized in accordance with CPC 17 and IAS 11 (Construction Contracts), using the percentage-of-completion method, provided that the applicable conditions for application are fulfilled. The percentage of completion is calculated from the ratio of the actual costs incurred on the balance sheet date to the planned total costs (cost-to-cost method). Revenue from cost plus contracts is recognized by reference to the construction costs incurred during the period plus a fee earned. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to the construction costs incurred and the total is recognized as construction revenue.

3.4        Customer accounts receivable and allowance for doubtful accounts

Customer accounts receivable are amounts due from customers for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as noncurrent assets.

The Company records an allowance for doubtful accounts for receivable balances in an amount that is deemed by management to be sufficient to cover probable losses in accounts receivable, based on the analysis of the history of receipts and current guarantees and it does not expect to incur in additional significant losses, mainly in relation to the municipalities.

3.5        Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets.

3.6        Investment Property

The investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, calculated by the straight-line method at rates that consider the estimated useful life of assets. Expenditures related to repairs and maintenance are recorded in the statement of income when incurred.

The Company also maintains few assets for indeterminate use in the future, i.e., it is not defined if the Company will use the property in the operation or sell the property in the short term during the ordinary course of business.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

3.7        Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets, subject-matter of the concession contracts. Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment charge, when necessary. Interest, other financial charges and inflationary effects deriving from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment.

Subsequent costs included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of income during the financial period in which they were incurred.

Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 12(a). Residual values and the useful life of assets are revised and adjusted, where applicable, at the end of each year.

Gain and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other operating income (expenses) in the statement of incomes.

3.8        Intangible assets

Intangibles are stated at cost combined with the following aspects:

Valued at acquisition cost and/or construction of the underlying assets, including construction margin, interest and other financial charges capitalized during the construction period, in this case, for the qualifying assets. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months. This period was established by considering the completion period of the majority of its constructions which is greater than 12 months.

The amortization is calculated when the intangible assets are available for use in the necessary condition established by the Company.

The amortization reflects the period over the expected future economic benefits generated by the intangible asset and can be the period of the contract, depending on the contract or the useful life of the asset, what occurs first.

The amortization of the intangible assets finish when the asset is totally consumed or it is alienated, what occurs first.

Infrastructure to which the operator is given access by the grantor of the concession or donation received from third parties is not recognized in the consolidated balance sheet, since such donations are controlled by the granting authority.

Financial resources received as "sinking fund" for the construction of infrastructure are recorded under Other operating income .

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(a)   Concession arrangements/programs

The Company operates concession contracts including the rendering of basic sanitation, environmental, water supply and sewage collection services signed with the granting authority. The infrastructure used by SABESP subject to service concession arrangements is considered to be controlled by the granting authority when:

(i)	The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it most provide them, and at what price; and
(ii)	The grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

SABESP's rights over infrastructure operated under concession arrangements is accounted for as an intangible asset as SABESP has the right to charge for use of the infrastructure assets, and users (consumers) have the primary responsibility to pay SABESP for the services.

The fair value of construction and other work on the infrastructure represents the cost of the intangible asset and is recognized as revenue when the infrastructure is built, provided that this work is expected to generate future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.3 Revenue from sales and services.

Intangible assets related to Concession contracts and Program contracts, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset.

Investments made and not recovered through rendering of services, within the agreement term, must be indemnified by the granting authority, (1) with cash or cash equivalents or also, in general (2) with the contract extension. These investments are amortized by the useful life of asset.

(1) A financial asset is recognized when the Company has the unconditional right of receiving cash or cash equivalents at the end of concession, as indemnity for investments made and not recovered through services within the agreement term. No financial asset has been recognized, in view of the expectation and history of services rendered. We do not expect to receive indemnity in cash. (2) In the continued operation, the asset will be maintained as intangible.

(b)   Software licenses

Software licensing of computer programs and business management systems acquired are capitalized and amortized over the useful lives and the expenses associated with maintaining these are recognized as expenses when incurred.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

3.9        Impairment of non-financial assets

Property, plant and equipment, intangibles and other noncurrent assets with definite useful lives, are yearly reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In case of assets with indefinite useful lives, therefore, not subject to amortization, these are tested yearly, regardless of the existence of impairment evidence. The recoverable amount is the higher of value in use and fair value less cost to sell. An impairment loss is recognized, in the statement of income for the amount by which the asset's carrying amount exceeds its recoverable value, which is the higher between fair value less sale costs and vale in use of an asset. For the purposes of measuring impairment, assets are grouped in the lowest level for which there are separately identifiable cash flows (CGU - Cash Generating Units). Assets that have been adjusted by impairment will be subsequently reviewed to analyze eventual reversal of impairment on the reporting date, except for goodwill.

CGUs analyzed by the Company to measure the recoverable value of an asset were defined according to the Management s business view, and analyzed by business unit, i.e., a group of municipalities with shared costs or serviced by same water basin.

The methodology applied was the discounted cash flow, mainly concession assets, considering a five-year period operating cash flow. From 2017 until the maturity date of each contract, the operating cash flow is yearly restated at 4.5% and adjusted at present value by the weighted average cost of capital (WACC).

The process to estimate the value in use involves assumptions, judgments and estimates on future cash flows and represents the Company s best estimate, approved by the Management.

On December 31, 2011, the Management believed there is no indication that carrying amounts will not be recovered by future operations.

3.10      Accounts payable to suppliers and contractors

Accounts payable to contractors and suppliers are obligations to pay for goods or services purchased from suppliers in the ordinary course of business and are classified as current liabilities if the payment is due in the period up to one year. Otherwise, the accounts payable are presented as non-current liabilities and are initially measured at fair value, which generally correspond to the bill and subsequently at amortized cost.

3.11      Loans and financing

Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, borrowings are stated at amortized cost, as presented in Note 13. Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Nonconvertible debentures issued by the Company are recognized in a similar manner to borrowings.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

3.12      Borrowing costs

The cost of loans attributable to acquisition, construction or production of an asset, which, necessarily, requires a substantial time period to be ready for use or sale are capitalized as part of the cost of these assets. Other borrowing costs are recognized as expenses in the period they are incurred. Borrowing costs are interest rates and other charges incurred by the Company related to loans, including exchange variation, as described below.

The capitalization occurs during the period in which the asset has been built, considering the weighted average rate of loans effective on the capitalization date.

For foreign currency-denominated loans or financing, the Company analyzes them as if they were contracted in domestic currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if these were closed in the domestic market.

3.13      Payroll and related charges

Salaries include an accrual for vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and are recorded on the accruals basis.

3.14      Profit sharing

The Company's profit sharing plan for its employees is based on general targets of the Company as a whole, and based on the performance of each business units. The Company recognizes a provision when it is contractually required or when there is a practice in the past that created a constructive obligation. The accrual for profit sharing is recorded on the accrual basis period as operating expenses and as cost of sales and services rendered.

3.15      Provisions, legal liabilities, judicial deposits, escrow deposits and contingent assets

Provisions related to claims are recognized when: i) the Company has a present legal or constructive obligation as a result of past events; ii) it is probable that an outflow of resources will be required to settle the obligation; and iii) the amount can be reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

For financial statement presentation purposes, the provision for contingencies is stated net of the related escrow deposits based on the legal right to offset. The bases and the nature of the provisions for civil, tax, labor and environmental risks are described in Note 16.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Escrow deposits not linked to related liabilities are recorded in noncurrent assets. Escrow deposits are restated for inflation.

Legal liabilities derive from tax liabilities, the purpose of which is to question its legality or constitutionality, whose amounts are fully recognized in the financial statements.

Contingent assets are not recognized in the books, except when the Company deems that the gain is practically certain or when there are secured guarantees or favorable court decisions, over which no other appeals will apply.

3.16      Environmental costs

Costs related to ongoing environmental programs are expensed as incurred. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

3.17      Income taxes current and deferred

In order to calculate the income tax and social contribution, since 2008, the Company has been adopting the Transition Tax Regime - RTT, as provided for by Law 11,941/09, i.e., in the calculation of taxable income considered the accounting criteria of Law 6,404/76 preceding the amendments to Law 11,638/07.

The RTT will be effective until the enactment of the law ruling the tax effects from new accounting methods, seeking tax neutrality.

This regime was optional in the 2008 and 2009 calendar years and mandatory as of 2010.

The Company opted for adopting RTT in 2009. In order to calculate the income tax and social contribution for the years ended December 31, 2011 and 2010, the Company adopted the prerogatives defined by RTT.

The tax expense for the period comprises current and deferred tax.

Current tax

The current income tax and social contribution expense are calculated on the basis of the laws enacted or substantively enacted at the balance sheet date, pursuant to Brazilian tax regulations. The income tax was accrued at rate 15%, added by 10% over the taxable income exceeding R$ 240. The social contribution was accrued at rate 9% over adjusted accounting result. Taxable income differs from net income (profit presented in the statement of income), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. Income tax and social contribution are accrued individually (per each subsidiary), based on legislation in place in the end of the year. Management periodically evaluates and measures the positions taken in the income tax return with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Deferred tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements, according to CPC 32 and IAS 12. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, except for business combinations. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized and tax losses can be carryforward.

Deferred taxes assets and liabilities are offset when there is a legally enforceable right of offsetting current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by same tax authority over the tax entity.

3.18      Accrued taxes on revenues

Accrued taxes on revenues are recognized on accrual basis for PASEP and Cofins. These taxes are calculated on differences from tax basis of billing to government entities, which are taxable when the invoices are settled.

As these taxes are non-cumulative, they are presented net of tax credits, as deductions from gross revenues. Debts and credits arising from other operating income and expenses, respectively, are presented as deductions from the respective operating income or expense.

3.19	Pension obligations
(a)	Defined benefit

Liabilities from defined benefit pension plan obligations correspond to the present value of the defined benefit obligation at balance sheet date, less the fair value of the plan's assets, and adjusted by unrecognized actuarial gains or losses. The defined benefit obligation (G1) and (G0) are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows is discounted to its present value, using the interest rates of Government bonds with maturities that approximate the maturity of the related liability.

The Company adopts the corridor method to recognize actuarial gains and losses. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are in excess of the greater of 10% of the fair value of plan assets or 10% of the present value of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives. The expenses related to pension plan are recognized in profit and loss of the year as cost of sales and services, selling expenses or administrative expenses, according to employee s allocation.

In an event where a curtailment relates to only some of the employees covered by a plan, or where only part of an obligation is settled, the gain or loss includes a proportionate share of the previously unrecognized past service cost and actuarial gains and losses. The proportionate share is determined on the basis of the present value of the obligations before and after the curtailment or settlement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

The Company makes fixed contribution to a closed private pension entity, the Fundação Sabesp de Seguridade Social Sabesprev on mandatory, contractual or voluntary basis. The regular contributions are recognized in the statement of income of the period.

(b)   Defined contribution

The Company participates in a defined contribution plan (Sabesprev Mais), controlled by a closed private pension entity Fundação Sabesp de Seguridade Social (Sabesprev) that provide postretirement benefits to the Company´s employees.

A defined contribution plan is a pension plan according to which the Company makes fixed contributions to a separate entity. The Company has neither legal nor contractual liabilities of making contributions if the fund has no sufficient funds to pay to all employees the benefits related to employee s services in current and previous period.

3.20      Financial income and expenses

Financial income is primarily comprised of interest, inflation adjustments and exchange variations on short term investments and client negotiation. Financial expenses are primarily comprised of interest, inflation adjustments and exchange variations on loans and financing and provisions. These financial income and expenses are calculated using the effective interest rate method.

3.21      Leases

Lease agreements are classified as financial lease when property, risks and benefits inherent to the ownership of asset to the lessee are transferred. Other lease is classified as operational lease, recognized as expenses in the statement of income on a straight-line basis during the lease term.

Financial lease agreements are measured based on the lower amount between the present value of minimum mandatory payments of the agreement or fair value of asset on the start date the lease agreement. The amounts payable deriving from considerations of financial lease agreements are recognized and allocated between financial expenses and amortization of financial lease liabilities so that to obtain a constant interest rate. The corresponding lessor s liability is recorded as short and long-term debt.

3.22      Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, where applicable. The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and monetary variations.

3.23      Dividends and Interest on Shareholders' Equity

The Company uses the tax benefits of distributing dividends as interest on shareholders' equity, as permitted by Brazilian Law. This distribution of dividend is accounted for in accordance with Brazilian Law 9,249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP). The benefit attributed to the shareholders is recognized in the current liability against Equity, based on its by-laws. Dividends and interest on shareholders´ equity over the minimum established in the by-laws are recognized when approved by the shareholders in the general meeting. The tax effects of the interest on shareholders equity are recognized in the statement of income of the year.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

3.24      Present value adjustment

Current and noncurrent financial assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

3.25      Statements of value added (DVA)

The purpose of the statement of value added is to present the wealth generated and distributed by the Company as required by Brazilian law. The statement of value added is part of the financial statements as supplementary information and it is not required by IFRS.

The DVA was prepared based on information obtained in the accounting books, which is the base to prepare the financial statements. In its first part is presented the wealth generated by the Company representing revenues (gross revenue, including taxes on revenues, other revenues and the effects of the allowance for doubtful account), by services and products acquired from third party (cost of sales and material purchases, electricity and outsourced services, the effects of losses and recoverable of assets, depreciation and amortization) and by value added received from third parties (equity share of investment in investee, financial income and other revenues). The second part of the DVA present the distribution of the wealth segregated in employees, taxes, fees and contributions, lenders and lessors and shareholders.

3.26      Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Board that makes strategic decisions.

Based on how the Company treats its business and how decision-making of resources allocation is made, two operating segments (water and sewage) were stated for financial reporting purposes. The segment reporting is detailed in Note 20.

3.27	Translation into foreign currency
(a)	Functional and reporting currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais (R$), which is also the Company's functional and presentation currency. All financial information presented has been presented in reais, except where indicated.

 (b)           Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing at the transaction dates. Balance sheet accounts are translated at the exchange rate prevailing at balance sheet date.

Exchange gains and losses arising on the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in foreign exchange result in the statement of income.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

4	Changes in accounting practices and disclosures
4.1	New standards, amendments and interpretations of standards that took effect as January 1, 2011
a)	New standards and reviews

Standard	Key requirements	Effective date

Amendment to IAS 32, "Financial Instruments: Presentation Classification of Rights Issues"

Amendment to ensure that rights, options or guarantees to acquire a fixed number of issuing entity s own equity instruments by a fixed amount in any currency to be classified as equity instruments, provided that the entity offers rights, options and guarantees pro-rata to all existing shareholders of a class of non-derivative equity instruments.

February 1, 2010

IFRIC 19 - "Extinguishing Financial Liabilities with Equity Instruments"

It clarifies IFRS requirements when an entity renegotiates the terms of a financial liability with its creditor and the latter accepts the entity s shares or other equity instruments to settle the financial liability fully or partially.

July 1, 2010

Amendment to IFRS 1 First-Time Adoption of IFRS Limited Exemptionfrom Comparative IFRS 7 Disclosures for First-Time Adopter

It offers for those entities adopting the IFRS for the first time the same options given to current users of IFRS in the adoption of amendments to IFRS 7. It also clarifies the provisions for transition to IFRS 7 amendments.

July 1, 2010

IAS 24 - "Related Party Disclosures" (revised in 2009)	It changes the definition of a related party and modifies certain related party reporting requirements concerned with government-related entities.	January 1, 2011

Amendment to IFRIC 14 - "IAS 19 The Limit on a Defined Benefit Asset" Minimum Funding Requirements and their Interaction

It removes the non-intentional consequences deriving from the treatment of prepayments, where there are minimum funding requirements. The results on prepaid contributions under certain circumstances are recognized as assets and not as expense.

January 1, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

b) Improvements to IFRSs made in 2010 to be applied in 2011

Generally, the amendments apply to annual periods beginning on/or after January 1, 2011, unless they are stated otherwise.

Standard	Main requirements	Effective date
IFRS 1, First-time adoption of the Applied prospectively. international financial reporting standards

(a) Changes in the accounting policy in the year of adoption

It clarifies that, if a first-time adopter changes its accounting policies or its use of any IFRS 1 exemptions after having  published an interim financial reporting under IAS 34, Interim Financial Reporting , this entity must explain the changes and update the reconciliations between previous GAAP and the IFRS.

Applied prospectively.

(b) Revaluation basis as deemed cost

It allows first-time adopters of IFRS to apply fair value determined by a specific event as deemed cost, even if the event occurs after the transition date, but before the first IFRS financial statements to be issued. When this re-measurement occurs after the date of transition to the IFRS, but during a period covered by its first IFRS financial statements, any subsequent adjustment to that fair value determined by event will be recognized in equity.

Entities that adopted IFRS in previous periods may apply the amendment retroactively in the first annual period after the amendment becomes effective, provided that the measurement date is within the period covered by first IFRS financial statements.

(c) Use of estimated cost in operations subject to regulated prices

Entities subject to tariff regulation may apply previous carrying  amounts under the previous GAAP of property, plant and equipment or intangible assets as deemed cost in a basis, item per item. Entities applying this exemption are required to test each item for impairment according to the IAS 36 on the transition date.

Applied prospectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

IFRS 3 Business Combinations	(a) Transition requirements for contingent consideration from a business combination occurred prior to the effective date of revised IFRS	Applicable to annual periods beginning on or after July 1, 2010. Applied retroactively.

It clarifies that amendments to IFRS 7, Financial instruments:  Disclosures , IAS 32, Financial instruments: Presentation , and
IAS 39, Financial instruments: Recognition and Measurement , which remove the exemption of contingent consideration, the contingent consideration deriving from business combination shall not apply, whose dates of acquisition precede the  application of IFRS 3 (as revised in 2008).

(b) Measurement of non-controlling interest

The option of measuring non-controlling interest at fair value or at the pro-rat amount of acquired company s net assets only apply to instruments representing current shareholding and entitle their holders to a pro-rate amount of net assets in the event of liquidation. All other non-controlling interest components are measured at fair value, unless other measurement is required by IFRS.

Applicable to annual periods beginning on or after July 1, 2010. Applied prospectively as of the date the entity applies the IFRS 3.

(c) Concessions of share-based payments not replaced or replaced voluntarily

The recommendation of IFRS 3 applies to all share-based payments which partially compose a business combination, including concessions of share-based payments not replaced or replaced voluntarily.

Applicable to annual periods beginning on or after July 1, 2010. Applied prospectively.

IFRS 7, Financial instruments	It emphasizes the interaction between quantitative and qualitative disclosures about the nature and the extent of financial instruments-related risks.	Applicable to annual periods beginning on or after January 1, 2011 Applied retroactively.

IAS 1, Presentation of financial statements

 It clarifies that an entity will present an analysis of other Applicable to annual periods comprehensive income for each equity component in the beginning on or after January statement of changes in equity or in the notes to the financial statements .

Applicable to annual periods beginning on or after January 1, 2011 Applied retroactively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

IAS 27, "Consolidated and separate financial statements"

It clarifies the resulting amendments from IAS 27 to IAS 21 Effects of changes in foreign exchange rates , IAS 28 Investments in associates and IAS 31 Interest in joint ventures , apply prospectively to annual periods beginning on or after July 1, 2009, or before this date, when IAS 27 (R) is applied in advance.

Applicable to annual periods beginning on or after July 1, 2010. Applied retroactively.

IAS 34, "Presentation of interim financial reporting"

 It provides guidance to illustrate how to apply reporting principles in IAS 34 and add reporting requirements about:
- Circumstances that probably will affect the financial instruments fair values and their classification;
- transfer of financial instruments between different levels of the fair value hierarchy;
- changes in the classification of financial assets; and
- changes in contingent assets and liabilities.

Applicable to annual periods beginning on or after January 1, 2011. Applied retroactively.

IFRIC 13, "Constumer Loyalty Programs"	The meaning of "fair value" is clarified within the context of measurement of concession of credits in customer loyalty programs.	Applicable to annual periods beginning on or after January 1, 2011.

(c) Future requirements

Below, a list of standards/interpretations issued and effective for periods as of January 1, 2011.

Standard	Key requirements	Effective date

Amendments to IFRS 7 - "Financial Instruments: Disclosures on derecognition of financial assets

This amendment will promote the transparency in the disclosure of transfer  transactions and will improve the user s understanding about the exposure to the risk associated with the transfer of financial assets, as well as the effect of these risks on the entity's financial position, especially those involving the securitization of financial assets. The early adoption, subject to the EU s approval, is allowed.

July 1, 2011

Amendment to IFRS 1 - "First-time adoption", on the removal of fixed dates and hyperinflation

It includes two amendments to IFRS 1, First-Time Adoption of IFRS . The first amendment replaces references to the fixed date of January 1, 2004 with transition date to IFRS, thus, avoiding first-time adopters of IFRS to restate derecognition transactions that occurred prior to the transition date. The second amendment provides recommendations on how an entity must resume the presentation of financial reporting according to the international standards after a period an entity was not able to comply with IFRS provisions, as its functional currency was subject to severe hyperinflation.

July 1, 2011

Amendment to IAS 12 - "Income Taxes on deferred taxes

Currently, IAS 12 - "Income Taxes" requires that deferred taxes are measured based on the expectation of recovery of asset s carrying amount due to its use or sale. Nevertheless, for "Investment Properties" measured at fair value under IAS 40, it may be difficult and subjective to assess irecovery will occur through use or sale.f

January 1, 2012

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Standard	Key requirements	Effective date

Therefore, this amendment introduces an exception to current principle to measure the deferred tax assets or liabilities on investment property measured at fair value. The amendment to IAS 12 resulted in the incorporation of SIC 21 - "Income Taxes
Recovery of revalued non-depreciable assets " will no longer be applicable to investment properties recorded at fair value. These amendments also include in IAS 12 the recommendations previously contained in SIC 21, which was removed.

Amendment to IAS 1 - "Presentation of Financial Statements" in relation to other comprehensive income

The main change resulting from these amendments was the requirement that entities group items reported in other comprehensive income based on the likelihood of becoming or not potentially classifiable again to profit or losses subsequently (reclassification adjustments). These changes do not establish which items must be reported in other comprehensive income.

July 1, 2012

Amendment to IAS 19 - "Employees Benefits"	These amendments remove the corridor approach and calculate the financial costs based on net funding.	January 1, 2013

IFRS 9 - "Financial Instruments"

IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 maintains, but simplifies, the combined measurement model and establishes two main measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity s business model and the characteristics of financial asset s contractual cash flows. The recommendation of IAS 39 on financial assets impairment and hedge accounting shall apply.

January 1, 2013

IFRS 10 - "Consolidated Financial Statements"

The objective of IFRS 10 is to establish principles for the presentation and preparation of the consolidated financial statements when there is, at least, subsidiary-parent company relation. It defines the principles and establishes controls as basis of consolidation. It defines how to apply the principle of control in order to identify if an investee should be considered a subsidiary, therefore, consolidated. It defines the requirements in the preparation of the consolidated financial statements.

January 1, 2013

IFRS 11 - "Joint Ventures"

IFRS 11 provides for a more realistic analysis of joint ventures, with greater focus on rights and obligations of the agreement, instead of its legal form. Joint  arrangements are classified into two types: joint operations and joint ventures.
Joint operations is a joint arrangement whereby the parties that have joint control of the arrangement (joint operators) have rights to the assets and obligations relating to the arrangement, therefore, they record their assets, liabilities,  evenues and expenses. Joint ventures exist when joint operators have rights over the net asset of the arrangement, and therefore, they record their interest under the equity method. The pro-rata consolidation of joint ventures is no longer allowed.

January 1, 2013

IFRS 12 - "Disclosure of Interest in Other Entities"

IFRS 12 deals with reporting requirements for all forms of interest in other entities, including joint ventures, associations, interest with specific purposes and other interests not recorded in the books.

January 1, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Standard	Key requirements	Effective date

IFRS 13 - "Fair Value Measurement"

The objective of IFRS 13 is to improve the consistency and reduce the complexity of fair value measurement, providing a more accurate definition and a single source of fair value measurement and its reporting requirements under the IFRS.

January 1, 2013

These requirements, which are highly in line with IFRS and US GAAP, do not broaden the application of fair value accounting, but provide recommendations on how to apply it when its application was already required or allowed by other IFRS or US GAAP standards.

IAS 27 (revised in 2011) -"Separate Financial Statements"	IAS 27 (revised in 2011) includes other considerations about separate financial statements, besides control provisions of IAS 27 included in the new IFRS 10.	January 1, 2013

IAS 28 (revised in 2011) - "Associates and Joint Ventures"	IAS 28 (revised in 2011) requires associates and joint ventures to be measured by the equity method as of the issue of IFRS 11.	January 1, 2013

4.2 New standards, amendments and interpretations to existing standards that are not yet effective

The following new standards, amendments and interpretations to standards were issued by IASB, however, they are not effective for 2011. The early adoption of these standards, although encouraged by IASB, has not been adopted in Brazil by the Brazilian Pronouncements Committee (CPC):

  IAS 19 - "Employees Benefits" amended in June 2011. Main impacts of these amendments are: (i) removal of the corridor approach, (ii) recognition of actuarial gains and losses in other comprehensive income to the extent they occur, (iii) prompt recognition of past costs of services in the statement of income, and (iv) replacement of cost of interest and expected return on plan assets by an amount of net interest, calculated by applying the discount rate to the asset (liability) of net defined benefit. The Management is evaluating the impacts of these changes for the Company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

  IFRS 9 - "Financial Instruments", discusses the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces parts of IAS 39 related to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets into two categories: measured at fair value and at amortized cost. The calculation is made upon initial recognition. The basis of classification depends on the entity s business model and the contractual characteristics of the financial instruments cash flows. In relation to financial liability, this standard maintains most of requirements set forth by IAS 39. The main change is that in cases the fair value option is adopted in financial liabilities, the amount of change in fair value due to entity s credit risk is recorded in other comprehensive income and not in the statement of income, except when it results in accounting mismatch. This standard shall be effective as of January 1, 2013. The Management is evaluating the impacts of these changes for the Company.
  IFRS 10 - "Consolidated Financial Statements" is supported in already existing principles, identifying the concept of control as main factor to determine if an entity should or not be included in the parent s company consolidated financial statements. This standard provides additional guidance in order to determine control. This standard shall be effective as January 1, 2013. The Management is evaluating the impacts of these changes for the Company.

  IFRS 11 - "Joint ventures", issued in May 2011. This standard provides for a more realistic analysis of joint ventures, with focus on rights and obligations of the agreement, instead of its legal form. Joint arrangements are classified into two types: (i) joint operations which occurs when an operator has rights over contractual assets and liabilities, and as a result, it will record its percentage in assets, liabilities, revenues and expenses; and (ii) shared control it occurs when an operator has rights over the net assets of the arrangement and records the investment by the equity method. The method of pro-rata consolidation will no longer be allowed in joint control. This standard shall be effective as January 1, 2013.
  The Management is evaluating the impacts of these changes for the Company.

  IFRS 12 - "Disclosure of Interest in Other Entities" refers to the reporting requirements for all forms of interest in other entities, including joint ventures, associations, interest with specific purposes and other interests not recorded in the books. This standard shall be effective as January 1, 2013. The Management is evaluating the impacts of these changes for the Company.

  IFRS 13 - "Fair value measurement", issued in May 2011. The objective of IFRS 13 is to improve the consistency and reduce the complexity of fair value measurement, providing a more accurate definition and a single source of fair value measurement and its reporting requirements under the IFRS. These requirements, which are highly in line with IFRS and US GAAP, do not broaden the application of fair value accounting, but provide recommendations on how to apply it when its application was already required or allowed by other IFRS or US GAAP standards. This standard shall be effective as January 1, 2013. The Management is evaluating the impacts of these changes for the Company.

There are neither other IFRS standards nor IFRIC interpretations not effective yet that could adversely affect the Company s financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

4.3	Financial Risk Management
4.3.1	Financial risk factors

The Company's activities are exposed to Brazilian economic scenario, including foreign currency, inflation rates and interest rate, expositing to market risk, such as exchange rate, interest rate, credit risk and liquidity risk. The Company s global risk management is focused on the unforesseableness of financial markets and seeks to minimize potential adverse effects on the Company s financial performance.

The Company has not utilized derivative instruments, although it may enter in forward exchange transactions and financing funding transactions in Brazilian reais to mitigate the foreign currency exposure.

(a) Market risk Foreign currency risk

SABESP s foreign exchange exposure implies market risks associated with Brazilian real currency fluctuations against the US dollar and yen. SABESP s foreign currency-denominated liabilities mainly include US dollar and yen-denominated loans.

In case of Brazilian real depreciation in relation to foreign currency in which the debt is denominated, SABESP will incur in monetary loss in relation to such debt.

SABESP s specific foreign currency risks are related to exposures caused by its short and long-term debts denominated in foreign currency.

The management of SABESP s foreign currency exposure considers several current and projected economic factors, besides market conditions. The Company does not have hedge or swap contracts to hedge against this risk. The Company monitors the financial debts to reduce the exposure to exchange rate variation on the capital markets, prioritizing the assumption of new debts with multilateral agencies, banks and foreign government s official agencies, characterized by low cost and long term, and also taking advantage of opportunities to exchange debts on the capital markets with lower cost debts.

On December 31, 2011 and 2010, R$3,053.4 million and R$2,248.9 million, corresponding to 36.4% and 27.2%, respectively of SABESP s indebtedness were denominated in foreign currency. SABESP s foreign currency-denominated indebtedness mainly consists of debts contracted with the Inter-American Development Bank - IDB. As a result, SABESP is exposed to currency risks that may cause adverse effects to its businesses.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Below, the Company s exposure to foreign currency risk of principal:
	December 31, 2011		December 31, 2010
	Foreign currency	R$	Foreign currency	R$
Loans and financing - US$	1,113,236	2,088,208	1,084,898	1,807,657
Loans and financing - Yen	39,456,912	959,198	21,316,000	436,978
Funding costs		(13,656)		(10,801)
Interest and charges		19,671		15,094
TOTAL		3,053,421		2,248,928

As of December 31, 2011, if the Brazilian real had weakened or strengthened by 10% against the US dollar and Yen with all other variables held constant, post-tax profit and equity for the year would have been R$201,129 (R$148,146 in December 2010) lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

Projection of valuation / devaluation of Real by 10%	2011	2010
Loans and financing	3,047,406	2,244,635
Variation Dollar/ Yen	10%	10%
Valuation or devaluation of Real	304,741	224,464
Income tax and social contribution rate	34%	34%
Income tax and social contribution	103,612	76,318
Valuation or devaluation net of taxes	201,129	148,146

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

On December 31, 2011 and 2010, R$2,364.1 million, or 28.1%, and R$2,529.4 million, or 30.6%, of SABESP s financial indebtedness were denominated in Brazilian reais, based on the Reference Standard Unit UPR variation, which consists of Reference Rate TR. Also on December 31, 2011 and 2010, R$1,882.3 million, or 22.3%, and R$2,009.4 million, or 24.4%, of SABESP s financial indebtedness were denominated in Brazilian reais, based on the DI rate variation.

On December 31, 2011 and 2010, R$1,152.1 million and R$996.1 million, respectively of SABESP s financial indebtedness denominated in U.S. dollars were based on the variation of the Inter-American Development Bank IDB, calculated based on the fixed assets cost of these organizations.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

On December 31, 2011 and 2010, SABESP did not hold any hedge financial instrument against the interest rates of UPR Reference Standard Unit, DI (Interbank Deposit) rates or those practiced by World Bank and IDB; however, the Company continually monitors market interest rates, in order to evaluate the possible need to replace its debt. SABESP is legally required to invest the balance of cash flows in a financial institution controlled by the federal government.

SABESP allocates the cash surplus, whose balances in cash and cash equivalents corresponded to R$2,031.1 million on December 31, 2011 and R$1,853.2 million on December 31, 2010, mainly in short-term operations. As a result, SABESP s exposure to interest rates practiced in Brazil is partially restricted by SABESP s short-term investments gain, which usually earn interest based on the DI rate variation.

The Company maintained approximately 28% of its loans in domestic and foreign currency with payment with fixed interest rate. During 2011 and 2010, loans at variable rates were maintained in Brazilian reais, US dollar and yen.

The table below provides the Company's loans and financing denominated in Brazilian reais subject to variable and fixed interest rate:

	December 31, 2011	December 31, 2010

UPR (i)	2,364,126	2,529,398
CDI(ii)	1,882,341	2,009,391
IGP-M(iii)		493,869
TJLP(iv)	886,138	703,710
IPCA(v)	187,697	223,996
Fixed	49,609	-

Total loans and financing in local currency	5,369,911	5,960,364

(i)	UPR (Unidade Padrão de Referência), a Reference Standard Unit, which is equal to the TR (Taxa Referencial), a Reference Rate.
(ii)	CDI (Certificado de Depósito Interbancário), an interbank deposit certificate.
(iii)	IGP-M (Índice Geral de Preços do Mercado), a general market price index.
(iv)	TJLP (Taxa de Juros a Longo Prazo), a long-term interest rate index.
(v)	IPCA (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index.

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its loans and financing with those of its receivables. Water supply and sewage services tariffs do not necessarily follow the increases in the interest rates affecting the Company's indebtedness.

As of December 31, 2011, if interest rates on loans and financing denominated in Brazilian reais had been 100 basis points higher or lower with all other variables held constant, post-tax profit would have been R$35,114 (R$ 39,338 in December 2010) lower or higher, mainly as a result of a lower or higher interest expense on floating rate loans and financing.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(b)   Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding accounts receivable. The Company is required by law to invest its surplus cash with Banco do Brasil (rating AA+(bra)). Credit risk exposure is mitigated by sales to a geographically dispersed customer base.

The maximum exposure to credit risk at the reporting date are the carrying amounts of debt instruments classified as cash equivalents, deposits in banks and financial institutions, trade accounts receivable in the balance sheet. (See notes 4.3 (e), 6, 8, 9 and 10).

(c)   Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, borrowings from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet operational and capital expenditures needs.

The cash surplus maintained by the Company is invested in interest-bearing current accounts, time deposits, short-term deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below analyzes the financial liabilities of the Company, into relevant maturities, including the installment of principal and interest to be paid according to the agreement.

	Consolidated
	2012	2013	2014/2015/ 2016	2017 onwards	Total

As of December 31, 2011
Loans and financing	2,115,837	1,689,526	3,008,577	5,162,889	11,976,829
Accounts payable to suppliers and contractor	255,557	-	-	-	255,557
Services payable	383,116	-	-	-	383,116

As of December 31, 2010
Loans and financing	1,744,324	2,071,161	3,834,599	4,880,026	12,530,110
Accounts payable to suppliers and contractor	144,043	-	-	-	144,043
Services payable	295,172	-	-	-	295,172

There are no financial assets or liabilities classified as in Other assets or Other liabilities .

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(d)   Sensitivity analysis

The table below shows the sensitivity analysis of the financial instruments which can have significant impact to the Company, considering the amounts of the main financial liabilities, converted to a  projected rate to the maturity of each contract, converted to a market value (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is measure the changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented above, due to the estimates used in the measurement.

	12/31/2011
Financial instruments	Risk	Scenario I R$	Scenario II R$	Scenario III R$
Financial liabilities
Loans and financing
Banco do Brasil, CEF (i)	Increase TR	1,746,424	2,024,832	2,385,658
Debentures (ii)	Increase TJLP	326,806	362,493	404,856
Debentures (ii)	Increase CDI	1,897,259	2,238,530	2,297,422
Debentures (ii)	Increase IPCA	184,939	194,376	204,648
Debentures (ii)	Increase TR	371,690	412,091	460,249
IDB, IBRD and EUROBONDS (iii)	Increase US$	2,238,998	2,309,419	2,379,841
JICA (iv)	Increase Yen	1,051,366	1,314,208	1,577,049

(i) The agreements with Banco do Brasil and CEF (Federal Savings Bank) were projected until final maturity, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from BM&F. For scenarios

II	and III a deterioration of 25% and 50%, respectively, was considered, in discount rates;
(ii)	Debentures were projected until final maturity date (IPCA, DI, TJLP or TR), discounted at present value at interest rate futures market, published by ANBIMA (Brazilian Association of Market Entities) on the secondary market, and reference date on December 31, 2011 and the Company s securities traded on the domestic market. For scenarios II and III, a deterioration of 25% and 50%, respectively, was considered at the discount rates. For debentures indexed to DI, a sensitivity analysis was made as of the increase of 25% and 50% in market DI curve;

(iii) Agreements with IDB, IBRD, were projected until final maturity in origin currency, using interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds were priced at market value through quotes published by Bloomberg. All amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2011. For scenarios II and III we considered the increases of 25% and 50%, respectively in exchange rates;

(iv) Agreements with JICA, were projected until final maturity in origin currency, applying interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais using the exchange rate of December 31, 2011. For scenarios II and III we considered the increases of 25% and 50%, respectively, in exchange rates.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(e)   Quality credit of the financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as cash and cash equivalents, the Company considers the lower rating of the counterparty published by three mainly international rating agencies (Moody's, Fitch and S&P), according to internal policy of market risk management:

	Parent Company
	December 31, 2011	December 31, 2010

Cash at bank and short term bank deposits
brAAA	38,058	27,673
brAA+	2,102,304	1,945,697
Others (*)	1,717	14,634
	2,142,079	1,988,004

(*) This category includes current accounts and investments funds in banks which have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during 2011 is as follow:

Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AA+ (bra)	Aaa.br	brAAA
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Caixa Economica Federal	AA+ (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	AAAbr

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

4.4   Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing (including short and long-term loans, as stated in the balance sheet) less cash and cash equivalents. Total capital is calculated as total equity as shown in the balance sheet plus net debt.

	Parent Company
	December 31, 2011	December 31, 2010
Total loans and financing	8,423,332	8,209,292
Less: cash and cash equivalents	(2,142,079)	(1,988,004)
Net debt	6,281,253	6,221,288
Total equity	10,545,896	9,681,800
Total capital	16,827,149	15,903,088
Leverage ratio	37%	39%

On December 31, 2011, the Company's leverage ratio decreased to 37%, compared to 39% as of December 31, 2010, due to increase in short-term investments.

The capital is not managed in the Consolidated, only in the Parent Company, as investees do not report relevant balances.

4.5 Fair value estimates
We presuppose that balances from trade accounts receivable and accounts payable to suppliers by carrying amount, less impairment approximate fair values.

The fair value was measured by level of the following hierarchy:

.	Quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1).
.	Inputs other than quoted prices included within level 1 that are adopted by the market for the asset or liability, either directly as prices or indirectly derived from prices (level 2).
.	Inputs for the asset or liability that are not based on data adopted by the market, i.e., unobservable inputs (level 3).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

The fair value of financial instruments traded in active markets (as securities held for trading and available for sale) is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing or service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets is the current bid price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market (for example, time deposits and certificates of bank deposit) is determined by using valuation techniques. These techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

. Quoted market prices or dealer quotes for similar instruments.

. Other techniques, such as analysis of discounted cash flows, are used to determine the fair value of the remaining financial instruments.

The only financial instrument measured at fair value are represented by the short-term investment on Certified of Bank Deposits (CDB), classified as cash equivalent, amounting to R$2,027,285 and R$1,852,588 on December 31, 2011 and 2010 (parent company) and R$2,031,122 and R$1,853,177 on December 31, 2011 and 2010 (consolidated), respectively. These investments are financial assets measured at fair value through profit or loss at level 2.

4.6  Financial Instruments

The Company operates with many financial instruments, particularly cash and cash equivalents, including financial investments, and loans and financing as described below.

The estimated fair values of financial instruments are as follows:

	Parent Company
	December 31, 2011		December 31, 2010

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents	2,142,079	2,142,079	1,988,004	1,988,004
Restricted cash	99,729	99,729	302,570	302,570
Trade accounts receivable,net	1,405,728	1,405,728	1,323,886	1,323,886
Accounts receivable from related party, net	355,621	355,621	368,848	368,848
Escrow deposits	54,178	54,178	43,543	43,543

Financial liabilities
Loans and financing	8,423,332	8,368,632	8,209,292	9,644,938
Accounts payable to suppliers and contractors	244,658	244,658	142,634	142,634

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

	Consolidated
	December 31, 2011		December 31, 2010

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents	2,149,989	2,149,989	1,989,179	1,989,179
Restricted cash	99,729	99,729	302,570	302,570
Trade accounts receivable,net	1,406,372	1,406,372	1,324,157	1,324,157
Accounts receivable from related party, net	355,621	355,621	368,848	368,848
	54,178	54,178	43,543	43,543
Financial liabilities
Loans and financing	8,596,295	8,500,515	8,264,615	9,698,547
Accounts payable to suppliers and Contractors	255,557	255,557	144,043	144,043

Loans and financing

In conformity with accounting practices related to financial instruments, see below the market value of the discounted projected cash flow of the loans and financing as of December 31, 2011 and 2010:

	Parent Company
	December 31, 2011		December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Bank loans (i)	1,856,471	1,746,424	2,666,495	2,812,635
Debentures (ii)	2,962,290	2,780,694	2,771,562	3,372,377
BNDES (iiii)	496,823	496,823	509,572	509,572
Other (iv)	4,718	4,718	12,735	12,735
Foreign currency (v)	3,053,421	3,290,364	2,248,928	2,937,619
Leasing (vi)	49,609	49,609	-	-
	8,423,332	8,368,632	8,209,292	9,644,938

	Consolidated
	December 31, 2011		December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Bank loans (i)	1,866,936	1,756,889	2,721,818	2,866,244
Debentures (ii)	3,124,159	2,901,483	2,771,562	3,372,377
BNDES (iiii)	496,823	496,823	509,572	509,572
Other (iv)	5,347	5,347	12,735	12,735
Foreign currency (v)	3,053,421	3,290,364	2,248,928	2,937,619
Leasing (vi)	49,609	49,609	-	-
	8,596,295	8,500,515	8,264,615	9,698,547

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

The fair value was obtained as follow:

(i)	Agreements with Banco do Brasil and CEF (Federal Savings Bank) were projected until final maturity, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from BM&F.

(ii)

Debentures were projected up to the final mature date (IPCA, DI, TJLP or TR), and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, as of December 31, 2011 and the Company s share traded in the Brazilian market.

(iii)

BNDES loans are financial instruments valued at carrying amount plus contractual interest rate till mature date, and are indexed by long term interest rate TJLP, which is a specific rate and cannot be compared to any other rate available in the market. The Company considers the market value of the financing the same amount recognized in the financial statements as of December 31, 2011.

(iv)

Other financing in local currency are considered by carrying amount plus contractual interest rate till mature date, discounted to present value considering a future interest rate published by BM&F Bovespa.

(v)

Agreements with IDB, IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds agreements were priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2011. Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2011..

(vi)

Leasing is an instrument considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate, which is a specific type, not compared to any other market rate. Thus, the Company discloses as market capitalization, the amount recorded on December 31, 2011.

5          Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)   Allowance for doubtful accounts

The Company records allowance for doubtful accounts in an amount that management considers sufficient to cover probable losses, based on an analysis of trade accounts receivable, in accordance with the accounting policy stated in Note 3.4.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

The methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical receipt experience, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio and other factors. While the Company believes that the estimates used are reasonable, actual results could differ from those estimates.

(b) Intangible assets arising from concession and program contracts

The Company recognizes as intangible assets arising from concession contracts. The Company estimates the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits. The great majority of the Company's contracts for service concession arrangements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets, thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related physical asset.

Concession intangible assets under Concession contracts and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of asset or contract period, which occurs first. Additional information on the accounting for intangible assets arising from concession contracts is described in Note 3.8.

The recognition of fair value for the intangible assets arising on concession contracts is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded. The definition of useful lives of the underlying assets also requires significant assumptions and estimates, which different assumptions and estimates and changes in future circumstances, could affect the remaining useful lives of the intangible assets and can have a significant impact on the results of operations.

(c) Impairment of long-lived assets

The Company annually review long-lived assets for indicators of impairment or whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The assets include the intangible asset of the concession contracts related to water and sewage systems.

In evaluating impairment of long-lived assets, the evaluation requires significant assumptions and estimates regarding matters that are inherently uncertain, including projections of future operating income and cash flows, future growth rates, and the remaining useful lives of the assets and/or the period of the contract, among other factors. In addition, projections are computed over an extended period of time, which subjects those assumptions and estimates to an even larger degree of uncertainty. While the Company believes that the estimates used are reasonable, the use of different assumptions could materially affect the recoverable amount.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(d)   Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, among other types, tax, labor, civil, environmental, dispute with customers and suppliers and other proceedings. The Company accrues for contingencies referring to lawsuits to which probably outflow will be necessary to settle the liability and the amount of such loss can be reasonably estimated. Therefore, the Company is required to make judgments regarding future events. As a result of the significant judgment required in assessing and estimating these provisions for contingencies, actual losses realized in future periods could differ significantly from actual estimates and could exceed the amounts provisioned. Provisions are revised and adjusted to take into consideration changes in circumstances involved. Additional information of these legal proceedings is disclosed in Note 16.

(e)   Pension benefits

The Company has defined benefit and defined contribution plans.

The defined contribution plan does neither result in legal nor constructive obligations for the Company of making additional contributions if the fund does not have sufficient assets to pay the benefits related to services rendered in the current and previous period to employees. Contributions are recognized as employee benefit expenses, when they become due.

Defined benefit plans, in general, establish the amount of benefit the employee will receive when he retires and usually depending of one or other factors, such as age, length of service and compensation.

The liability recognized in the balance sheet in relation to defined benefit pension plans is the present value of defined benefit obligation on the balance sheet date, less the fair value of plan assets, including the adjustments of derecognized cost of past services. The defined benefit obligation is calculated yearly by independent actuaries, applying the projected credit unit method. The present value of defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates compatible with the market, which are denominated in currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

The Company applies the corridor method to recognize actuarial gains and losses. Therefore, these gains and losses, deriving from adjustments based on the experience and changes in actuarial assumptions that exceed 10% of plan assets or 10% of plan liabilities, are debited or credited in the statement of income for the expected period of employees remaining services.

Cost of past services are immediately recognized in the statement of income.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

6 Cash and Cash Equivalents

	Parent Company
	December 31, 2011	December 31, 2010

Cash and banks	114,794	135,416
Cash equivalents	2,027,285	1,852,588
	2,142,079	1,988,004

	Consolidated
	December 31, 2011	December 31, 2010

Cash and banks	118,867	136,002
Cash equivalents	2,031,122	1,853,177
	2,149,989	1,989,179

Cash and cash equivalents include cash, bank deposits, other high-liquidity short-term investments, represented by Bank Deposit Certificates - CDB's, deposited in financial institutions controlled by the São Paulo State Government, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 100.19% of CDI in December 2011 (99.2% in December 2010).

7 Restricted Cash

On December 31, 2011, the restricted cash totaled R$99,729, of which R$ 8,280 corresponded to BNDES collateral and R$90,984 to proceeds from services provided to entities related to the Municipal Government of São Paulo, net of taxes. These funds shall be reinvested in the water and sewage system of the city of São Paulo.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated
8	Trade Accounts Receivable
(a)	Balance sheet balances

	Parent Company
	December 31, 2011	December 31, 2010
Private sector:
General and special customers (i) (ii)	885,203	827,990
Agreements (iii)	249,929	250,300

	1,135,132	1,078,290
Government entities:
Municipal	578,463	556,212
Federal	2,517	2,645
Agreements (iii)	182,381	170,892

	763,361	729,749
Wholesale customers - Municipal governments: (iv)
Guarulhos	513,218	462,221
Mauá	244,204	220,228
Mogi das Cruzes	14,864	18,818
Santo André	547,764	489,486
São Caetano do Sul	1,955	3,537
Diadema	164,337	149,155

Total wholesale customers Municipal governments	1,486,342	1,343,445

Unbilled supply	457,321	391,822

Subtotal	3,842,156	3,543,306
Allowance for doubtful accounts	(2,436,428)	(2,219,420)

Total	1,405,728	1,323,886

Current	1,072,015	971,047
Noncurrent (v)	333,713	352,839

	1,405,728	1,323,886

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

The consolidated figures amounted R$1,406,372 (R$ 1,324,157 in December 2010). The R$644 (R$271 in December 2010) difference refers to account receivable of the investees.

(i)	General customers - residential and small and mid-sized companies.

(ii)	Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii)	Agreements - installment payments of past-due receivables, plus monetary restatement and interest.

(iv)

Wholesale customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP and do not pay for the amounts in dispute. These amounts are not recognized as operating revenues due to the uncertainty involving receipts.

The overdue amounts are substantially included in the allowance for doubtful account and are classified in noncurrent assets, as movement below:

	2011	2010

Balance at beginning of year	1,343,445	1,182,744
Services provided	340,068	353,546
Receipts - services in the current year	(167,024)	(183,882)
Receipts - services in previous years	(30,147)	(8,963)

Balance at end of year	1,486,342	1,343,445

Current	26,485	38,665
Noncurrent	1,459,857	1,304,780

(v)	The noncurrent portion consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to wholesale to municipal governments, and the amounts are net of allowance for doubtful account.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(b) The aging of trade accounts receivable is as follows:

	December 31, 2011	December 31, 2010

Current	1,129,337	1,086,073
Past-due:
Up to 30 days	184,958	150,358
From 31 to 60 days	79,720	67,539
From 61 to 90 days	50,020	45,153
From 91 to 120 days	39,686	39,084
From 121 to 180 days	70,037	73,300
From 181 to 360 days	137,039	119,967
Over 360 days	2,151,359	1,961,832

Total past-due	2,712,819	2,457,233

Total	3,842,156	3,543,306

(c) Allowance for doubtful accounts

	2011	2010

Previous balance	2,219,420	1,854,231
Private sector/government entities	47,679	200,321
Wholesale customers	169,329	164,868

Additions for the year	217,008	365,189

Balance	2,436,428	2,219,420

Current	1,132,638	1,075,939
Noncurrent	1,303,790	1,143,481

The Company accounted for probable losses on accounts receivable in 2011 totaling R$120,260 (R$232,505 in December 2010), of which R$77,995 (net of recoveries) were written off from accounts receivable (R$37,505 in December 2010), under Selling expenses .

The Company does not rely on any specific major customers and no single external customer segment represents 10% or more of our revenues.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

9         Related Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a) Accounts receivable, interest on shareholders' equity payable and revenue and expenses with the São Paulo State Government

		December 31, 2011	December 31, 2010
Accounts receivable
Current:
Water and sewage services (i)		116,441	96,004
GESP Agreement (iii), (iv) and (v)		41,360	21,360
Allowance for losses (v)		(12,389)	(12,389)
Reimbursement for pension benefits paid
GESP Agreement (ii) and (vi)		31,887	28,203
Reimbursement for pension benefits paid - Monthly flow (ii) and (vi)		8,034	4,594

Total current		185,333	137,772

Non-current:
Water and sewage services - GESP Agreement (iii), (iv) and (v)		-	52,228
Reimbursement for pension benefits paid - GESP Agreement (ii) and (vi)		170,288	178,848

Total noncurrent		170,288	231,076

Total receivables from shareholder		355,621	368,848

Provision of water and sewage services		145,412	157,203
Reimbursement of additional retirement and pension benefits		210,209	211,645

Total		355,621	368,848

Interest on shareholders' equity payable to related party		153,368	179,319

	2011	2010
Gross revenue from sales and services
Water supply	216,933	204,595
Sewage services	188,059	178,935
Payments received from related parties	(425,129)	(401,626)
Financial income	271,847	137,613

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(i)	Water and sewage services

The Company provides water supply and sewage collection services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement which can be made according to items (iii), (iv) and (v).

(ii)	Reimbursement for pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4,819/58 ("Benefits") paid by the Company to former employees and pensioners.

Under the Agreement referred on item (iii) with the São Paulo State Government ("GESP" or the "State"), GESP recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Department of Personnel (DDPE), based on legal guidance of the Legal Consultancy of the Department of Finance and of the State Attorney General's Office (PGE).

As discussed on item (vi), during the assessment of the debt due from GESP to the Company there were certain divergences in the calculation and eligibility criteria of the benefits paid by the Company on behalf of GESP.

For the years ended December 31, 2011 and 2010, 2,492 and 2,554 retired employees, respectively, received additional retirement benefits, and for the years ended December 31, 2011 and 2010, the Company paid R$ 124,421 and R$ 118,408, respectively. There were 14 active employees as of December 31, 2011 who will be entitled to these benefits as a result to their retirement as compared to 32 as of December 31, 2010.

In January 2004, the payments of supplement retirement and pension benefits were transferred to the Department of Finance and would be made in accordance with the calculation criteria determined by the PGE. As a result of a court decision, the responsibility for making the payments returned to SABESP, as originally established.

(iii)	GESP Agreement

On December 11, 2001, the Company, the São Paulo State Government (through the State Department of Finance Affairs, currently Department of Finance) and the Water and Electricity Department (DAEE), with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Obligations, Payment Commitment and Other Covenants Acknowledgement and Consolidation Agreement ("GESP Agreement") for the settlement of  outstanding debts between GESP and the Company related to the provision of water supply and sewage services and to the Benefits.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits. The DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP. However, the São Paulo State Public Prosecution Office challenged the legal validity of this agreement, and its main argument is the absence of a specific legislative  authorization for disposal of DAEE's assets. The Company's legal advisors assess the risk of loss in this as probable, in case the legislative authorization is not obtained, which would hinder the transfer of lawsuit the related reservoirs as a partial settlement of the balance receivable.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(iv)	First Amendment to the GESP Agreement

On March 22, 2004, the Company and the São Paulo State Government amended the terms of the original GESP Agreement, (1) consolidating and recognizing the amounts due by the São Paulo State Government for water supply and sewage collection services provided, monetarily adjusted through February 2004; (2) formally authorizing the offset of amounts due by the São Paulo State Government with interest on shareholders' equity declared by the Company and any other debt owed to the São Paulo State Government as of December 31, 2003, monetarily adjusted through February 2004; and (3) defining the payment conditions of the remaining liabilities of the São Paulo State Government for the receipt of the water supply and sewage services.

(v)	Second Amendment to the GESP Agreement

On December 28, 2007, the Company and the São Paulo State Government, represented by the Department of Finance, signed the second amendment to the terms of the original GESP Agreement, agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$ 133,709 at November 30, 2007, to be paid in 60 monthly and consecutive installments of the same amount, beginning on January 2, 2008. The amount of the installments will be monetarily restated according to the fluctuation of the IPCA-IBGE, plus interest of 0.5% per month.

The State and SABESP agreed on immediately resuming their compliance with their mutual obligations under new assumptions: (a) implementation of an electronic bill management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills.

(vi)	Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP totaling R$915,251, monetarily adjusted up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs (see item (iii) above) as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$ 696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. The final settlement will only be effected with the actual transfer of the property with the proper Registry of Deeds Office. The remaining balance totaling R$218,967 is being paid in 114 monthly, consecutive installments, totaling R$1,920 each, including the annual IPCA/FIPE fluctuation, plus interest of 0.5% p.m., the first of which fell due on November 25, 2008.

The Company and the São Paulo State Government are working together to obtain legislative authorization to transfer the reservoirs to SABESP, overcoming the uncertainties arising from the public lawsuit challenging the absence of a specific legislative authorization for the transfer of the property of the reservoirs.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

In addition, the third amendment provides for the regularization of the monthly flow of benefits. While SABESP is liable for the flow of monthly payment of benefits, the State shall reimburse SABESP based on the criteria identical to those applied when determining the Undisputed Reimbursement. Should there be no preventive court decision, the State will assume the flow of monthly payment of benefits portion deemed as undisputed.

(vii)	Controversial Amount of Benefits

As mentioned before, on November 17, 2008 the Company and the State signed the third amendment to the GESP Agreement, when the reimbursements called disputed and undisputed were quantified. The amendment established the efforts to calculate the so-called Disputed Reimbursement of the Benefits. Under the fourth clause of the amendment, the Disputed Reimbursement represents the difference between the Undisputable Reimbursement and the amount actually paid by the Company as pension benefits and pensioners set out in Law 4,819/58, for which, the Company understands, the State of São Paulo is originally liable, but paid by SABESP under a court order.

By entering into the third amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the disposed reimbursement of benefits set out in Law 4,819/58. At the time, the expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

However, new opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, refute the reimbursement of the largest portion of the controversial amount.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the receivables related to the Disputed Reimbursement without dispute.

As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, the Company: (i) on March 24, 2010, reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (BM&FBovespa) Arbitration Chamber; (ii) in June 2010, presented to Department of Finance a proposal to solve the outstanding items, such proposal was not accepted; (iii) on November 9, 2010, filed a judicial action against the State of São Paulo pleading the entire reimbursement related to employee benefits set out in Law 4,819/58 to finalize the discussion between the Company and GESP. The Company will persist to obtain an agreement with GESP since the management believes that it is the better to the Company and to its shareholders than wait until the end of the judicial action.

The Company's management decided to not recognize the reimbursements which were not considered virtually certain that will be reimbursed by the State. As of December 31, 2011 and 2010, the amounts not recorded by the Company, related to the pension benefits paid on behalf of the State by the Company, totaled R$1,290,663 and R$1,230,064, respectively, including the amount of R$696,283 related to the transfer of the reservoirs in the Alto Tietê system. As a result, the Company also recognized the obligation related to  the pension benefit obligations maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2011 and 2010, the pension benefit obligations of Plan G0 totaled R$1,512,078 and R$1,316,706, respectively. For detailed information on the pension benefit obligations refer to Note 17.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(b) Agreements for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs, which are owned by another entity controlled by the São Paulo State Government; should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

(c) Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

(d) Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(e) Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed. In 2011, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$10,888 (R$5,640 in December 2010).

No expenses related to personnel assigned by other entities to SABESP were recorded on December 31, 2011 (R$264 in December 2010).

(f) Services obtained from state government entities

As of December 31, 2011 and 2010, SABESP had an outstanding amount payable of R$12,062 and R$11,395, respectively, for services rendered by São Paulo State Government entities, including the supply of electric power by Companhia Energética de São Paulo CESP, representing 86% of the amount in 2011.

(g) Nonoperating assets

As of December 31, 2011 the Company had an amount of R$21,531 (R$25,371 in December 31, 2010) mainly related to free land lend to the associations, support entities, non-governmental organizations and to DAEE (Water and Electricity Department), among others. The free land lend to DAEE amounts to R$2,289.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(h) Banco do Brasil

The Company filed a declaratory action against the Department of Finance of São Paulo asking for financial compensation related to exclusive rights in bank services of the companies managed direct and indirectly by Banco Nossa Caixa, later Banco do Brasil, asking for a percentage of the amounts that the Estate of São Paulo received from the financial institutions.

On June 28, 2011, the Company and the State Government of São Paulo entered into a Settlement Agreement where the Company received the amount of R$63,366 through rebates, as offset of credit held by the State Government, corresponding to 2010 interest on shareholders equity.

(i) SABESPREV

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação Sabesp de Seguridade Social - SABESPREV. The net actuarial liability recognized as of December 31, 2011 amounted to R$538,619 (R$487,332 in December 31, 2010).

(j) Compensation of Management Key Personnel

Compensation:

SABESP's compensation policy for the Management and officers is set out according to guidelines of the São Paulo State Government, the CODEC (State Capital protection Board), and are based on performance, market competitiveness, or other indicators related to the Company's business, and is subject to approval by shareholders at an Annual Shareholders' Meeting.

Officers' compensation is limited to the compensation of the State Governor, and the Board of Directors' compensation is equivalent to 30 percent of the executive committee' overall compensation, contingent on attendance of at least one monthly meeting.

The objective of the compensation policy is to set a private sector management paradigm to retain its staff and recruit competent, experienced and motivated professionals, considering the level of management efficiency currently required by the Company.

In addition to monthly fee, the members of the Board of Directors and the Executive Committee receive:

Bonuses:

For the purposes of compensating directors and officers of the companies where the State is the controlling shareholder, as an incentive policy, providing the company records quarterly, half-yearly, and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on shareholders' equity. Annual bonuses cannot exceed the lower of six times the monthly compensation of the officers/directors nor 10 percent of the interest on shareholders' equity paid by the company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Annual award:

Equivalent to a monthly fee, calculated on a prorated basis in December of each year.

The purpose of this award is to correspond to the thirteenth salary paid to Company employees, as officers and directors' relationship with the Company is governed by its bylaws and not the labor code.

Benefits paid only to statutory officers - meal ticket, basket of food staples, medical care, weekly paid rest typified as a paid leave of 30 calendar days, and payment of a premium equivalent to one third of the monthly fee.

Expenses related to the compensation to the members of its board of directors and officers amounted to R$2,614 and R$2,601 for the years ended December 31, 2011 and 2010, respectively, and they refer to short-term benefits. An additional amount of R$1,069, related to the bonus program, was recorded from January to December 31, 2011 (R$845 in December 2010).

10 Indemnities Receivable

Indemnities receivable are a noncurrent asset that represents amounts receivable from the municipality of Diadema as an indemnity for their unilateral termination of the concession for water supply and sewage services of the Company in 1995. As of December 31, 2011, this balance totaled R$60,295. On December 31, 2010, the balance of indemnities receivable was R$146,213, which represented the municipalities of Diadema and Mauá, totaling R$60,295 and R$85,918, respectively.

The Company invested in the construction of water and sewage systems in the municipalities of Diadema and Mauá in order to meet the concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to noncurrent assets (indemnities receivable).

As of December 31, 2011, the net book value of property, plant, and equipment relating to the municipality of Diadema, reclassified in December 1996, amounted to R$75,231 and the indemnity balance from the municipality amounted to R$60,295, on December 31, 2011.

SABESP filed lawsuits to collect the amounts due by the municipalities. Referring to the municipality of Diadema, an execution was initiated against the agreement entered into between the municipality of Diadema and Companhia de Saneamento de Diadema Saned related to the payment of indemnity; the lower court judge accepted Diadema municipality s motion to stay execution and dismissed the execution. SABESP appealed to this decision and in December 2005 an appeal was granted partial relief to declare the validity of the agreement and sentencing that motions to stay execution had to be judged again at the lower court. In December 2007, the court decision that accepted the execution of the Companhia de Saneamento the Diadema - Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. The judge approved the seizure of cash from Saned's bank accounts and short-term investments (online seizure) of up to 10% of the adjusted debt, and the amount of R$2,919 were seized and withdrawn on March 3, 2009. Subsequently, the Court of Justice issued an injunction determining the seizure through weekly deposits by Saned in the amount corresponding to 20% of everything received in its bank accounts and short-term investments. Saned filed special and extraordinary appeals against this decision. The extraordinary appeal was rejected and the special appeal was suspended, justifying the filing of an interlocutory appeal at the Federal Supreme Court.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

With respect to Diadema, in October 2009 the decision recognized the debt and the execution against the municipality should be by certificate of judgment debt of the government precatorio (not by pawn). The Company and the municipality appealed. In September 2011, SABESP obtained a favorable decision from the Special Agency of the Court of Justice, declaring to be constitutional the municipal law that authorized the restriction on ICMS transfer.

On December 29, 2008, Saned and the Municipality of Diadema entered into a Letter of Intent with the São Paulo State and SABESP for the purpose of preparing studies and conducting negotiations to guide Diadema's and SABESP's decisions, aiming to establish SABESP as the exclusive provider of water supply and sewage services for the City of Diadema.

The parties agree that the settlement of the existing conflicts between the companies is indispensable for the proper development of the public utility services of water supply and sewage services in the municipality of Diadema.

In January 2009, the parties filed a joint petition requesting the suspension of new seizures, for a three-month period, trying to enable an agreement. The suspension was confirmed by the Tax Court. As the settlement on which a possible agreement will be based was maintained, the suspension request was last renewed in November 2011.

The residual value of fixed assets related to the municipality of Mauá, reclassified in December 1999 was R$ 103,763, and indemnities receivable from the municipality were R$85,918 on December 31, 2010. Court decisions have been favorable to the Company and the receipt of amounts due by municipality shall occur as certificate of judgment debt of the government, which will be recognized upon effective receipt, in view of uncertainties related to the settlement of amounts involved. For this reason, in December 2011, an accounting provision was recorded corresponding to total amount of credit held by the Company, and litigations remain in progress.

Also with respect to Mauá, a lower court decision demanded this Municipality pay the amount of R$153.2 million to SABESP as a compensation for investments made in the municipality by SABESP and loss of profits. The Municipality of Mauá filed an appeal against this decision. In August 2008, the Court of Justice decided for the integral maintenance of the lower court decision. The Municipality of Mauá filed special and extraordinary appeals against the decision. Both appeals were denied by the Court of Justice, which led to the filing of an interlocutory appeal with the Superior Court of Justice and Federal Supreme Court. In motions for clarifications against the decision that rejected the special appeal, the Superior Court of Justice partially accepted the appeal only to reduce the attorney s fees related to loss of suit. Subsequently, the Supreme Federal Court reiterated the rejection of extraordinary appeal, in judgment made final and unappealable.

Based on legal opinion, management believes that the Company has legal rights to receive the indemnities and is monitoring the judicial lawsuit.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

11 Intangible Assets

	Parent Company
	December 31, 2011			December 31, 2010
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible rights arising from:
Agreements equity value (i)	14,388,176	(2,848,783)	11,539,393	13,974,819	(3,242,262)	10,732,557
Concession contracts
economic value (ii)	762,987	(223,693)	539,294	706,423	(189,145)	517,278
Program contracts(iii)	1,120,104	(49,324)	1,070,780	900,686	(36,302)	864,384
Program contracts
commitments (iv)	473,327	(38,341)	434,986	333,942	(22,666)	311,276
Services contract São Paulo(v)	7,039,763	(517,288)	6,522,475	6,196,699	(99,837)	6,096,862

New businesses (vi)	21,400	(4,923)	16,477	12,129	(901)	11,228

Software licenses	52,743	(50,427)	2,316	49,458	(41,521)	7,937
Total	23,858,500	(3,732,779)	20,125,721	22,174,156	(3,632,634)	18,541,522

	Consolidated
		December 31, 2011			December 31, 2010
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible rights arising from:
Agreements equity value (i)	14,404,168	(2,848,829)	11,555,339	13,980,141	(3,242,270)	10,737,871
Concession contracts
economic value (ii)	762,987	(223,693)	539,294	706,423	(189,145)	517,278
Program contracts(iii)	1,120,104	(49,324)	1,070,780	900,686	(36,302)	864,384
Program contracts
commitments (iv)	473,327	(38,341)	434,986	333,942	(22,666)	311,276
Services contract São Paulo(v)	7,039,763	(517,288)	6,522,475	6,196,699	(99,837)	6,096,862

New businesses (vi)	21,400	(4,923)	16,477	12,129	(901)	11,228

Software licenses	52,755	(50,429)	2,326	49,458	(41,521)	7,937

Total	23,874,504	(3,732,827)	20,141,677	22,179,478	(3,632,642)	18,546,836

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Breakdown of intangible assets are as follows:

	Parent Company
	December 31, 2009	Additions	Reclassification	Write-off and disposals	Amortization	December 31, 2010
Intangible rights arising from:
Agreements equity value (i)	15,369,960	1,764,580	(6,019,568)	(15,857)	(366,558)	10,732,557
Concession contracts
economic value (ii)	504,145	37,122	-	-	(23,989)	517,278
Program contracts(iii)	772,789	106,125	-	-	(14,530)	864,384
Program contracts
commitments (iv)	258,803	62,748	-	-	(10,275)	311,276
Services contract São Paulo(v)	-	177,131	6,019,568	-	(99,837)	6,096,862
New businesses (vi)	-	12,129	-	-	(901)	11,228
Software licenses	9,565	6,779	-	-	(8,407)	7,937
Total	16,915,262	2,166,614	-	(15,857)	(524,497)	18,541,522

	Parent Company
	December 31, 2010	Additions	Reclassification	Write-off and disposals	Amortization	December 31, 2011
Intangible rights arising from:
Agreements equity value (i)	10,732,557	1,114,666	(63,487)	(16,228)	(228,115)	11,539,393
Concession contracts
economic value (ii)	517,278	2,167	57,718	(2,780)	(35,089)	539,294
Program contracts(iii)	864,384	225,510	(31)	(3,810)	(15,273)	1,070,780
Program contracts
commitments (iv)	311,276	139,385	-		(15,675)	434,986
Services contract São Paulo(v)	6,096,862	930,959	(36,234)	(32,383)	(436,729)	6,522,475
New businesses (vi)	11,228	9,271	-		(4,022)	16,477
Software licenses	7,937	3,285	-		(8,906)	2,316
Total	18,541,522	2,425,243	(42,034)	(55,201)	(743,809)	20,125,721

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

	Consolidated
	December 31, 2009	Additions	Reclassification	Write-off and disposals	Amortization	December 31, 2010
Intangible rights arising from:
Agreements equity value (i)	15,372,115	1,767,747	(6,019,568)	(15,857)	(366,566)	10,737,871
Concession contracts
economic value (ii)	504,145	37,122	-	-	(23,989)	517,278
Program contracts(iii)	772,789	106,125	-	-	(14,530)	864,384
Program contracts
commitments (iv)	258,803	62,748	-	-	(10,275)	311,276
Service contract São Paulo(v)	-	177,131	6,019,568	-	(99,837)	6,096,862
New businesses (vi)	-	12,129	-	-	(901)	11,228
Software licenses	9,565	6,779	-	-	(8,407)	7,937
Total	16,917,417	2,169,781	-	(15,857)	(524,505)	18,546,836

	Consolidated
	December 31, 2010	Additions	Reclassification	Write-off and disposals	Amortization	December 31, 2011
Intangible rights arising from:
Agreements equity value (i)	10,737,871	1,125,335	(63,487)	(16,228)	(228,152)	11,555,339
Concession contracts
economic value (ii)	517,278	2,167	57,718	(2,780)	(35,089)	539,294
Program contracts(iii)	864,384	225,510	(31)	(3,810)	(15,273)	1,070,780
Program contracts
commitments (iv)	311,276	139,385	-	-	(15,675)	434,986
Services contract São Paulo(v)	6,096,862	930,959	(36,234)	(32,383)	(436,729)	6,522,475
New businesses (vi)	11,228	9,271	-	-	(4,022)	16,477
Software licenses	7,937	3,297	-	-	(8,908)	2,326
Total	18,546,836	2,435,924	(42,034)	(55,201)	(743,848)	20,141,677

-Reclassification of intangibles

Reclassifications amounting to R$42,034 were carried to the account Investment Properties.

The status of the cost and construction revenue recognized in concession/program contracts at the end of the year is as follows:

	Consolidated
	December 31, 2010
	Water supply	Sewage services	Total

Construction costs incurred	1,028,115	1,052,966	2,081,081
Recognition of construction revenue	1,051,419	1,079,265	2,130,684

	Consolidated
	December 31, 2011
	Water supply	Sewage services	Total
Construction costs incurred	1,044,122	1,142,198	2,186,320
Recognition of construction revenue	1,066,524	1,168,254	2,234,778

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

There are no contingent assets or liabilities related to the construction contracts outstanding.

Investments committed

The estimated amount related to investments is R$2,274 million to be spent from 2012 to 2015 (unaudited).

Intangible arising from concession contracts

The Company operates concession contracts covering the provision of basic and environmental sanitation services, water supply and sewage services. These concession arrangements set out rights and obligations relative to the infrastructure and to the public service (See Note 3.8 (a)). A general obligation also exists to return the concession infrastructure to the granting authority in good working condition at the end of the concession.

As of December 31, 2011 and 2010, the Company operates in 363 municipalities in the State of São Paulo. In most of these municipalities operations are based on 30-year concession period.

The services provided by the Company are billed at a price regulated and controlled by the Sanitation and Energy Regulatory Agency of the State of ("ARSESP").

Intangible rights arising on concession contracts are comprised of:

(i)	Service concession agreements equity value

The concession contracts state that the property will revert to the grantor at the end of the period, through compensation for the residual value or market value of the underlying physical assets in accordance with the stipulations in each contract and amortization are calculated using the straight-line method, which consider the physical assets economic useful lives.

(ii)	Concession contracts economic value

From 1999 through 2006, the negotiations for new concessions were conducted on the basis of the economic and financial profit or loss of the transaction, determined in a valuation report issued by independent appraisers.

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession contract" and amortized over the period of the related concession (usually 30 years). As of December 31, 2011 and 2010 there were no amounts pending related to these payments to the municipalities.

Intangible assets are amortized on a straight line basis over the term of the concession agreements or for the useful lives of the underlying assets, which was lower, entered into with the related municipality.

(iii)	Program contracts

These refer to the renewal of contracts previously referred to as concession contracts whose purpose is the water supply, sewage and public sanitary service. Assets acquired or built are amortized during the contracted period (30 years) or during the useful lives of underlying assets, whichever is lower.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(iv)	Program contracts - Commitments

After the enactment of the regulatory framework in 2007, Law 11,445 of 2007, renewals of concession agreements are made through "program contracts". In some program contracts the Company committed to financially participate in social and environmental sanitation actions. These assets built and commitments assumed are being amortized on a straight line basis according to the effective period of the program contract (mostly 30 years).

The amounts not yet disbursed related to commitments under the program contracts are recorded in Other obligations in current liabilities (in the amount of R$62,287 and R$83,084 on December 31, 2011 and 2010) and noncurrent liabilities (in the amount of R$130,978 and R$66,856, as of December 31, 2011 and 2010).

(v)	Agreement with the Municipality of São Paulo

On November 14, 2007, the Company and the Municipality of São Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the provision of water supply and sewage services, and environmental utility services in the city of São Paulo, the main provisions of which are as :

(a) the Parties made the commitment to take basic sanitation and environmental actions, complementary to the actions of the Municipality of São Paulo, by investing in the deployment and continuity of programs such as: Programa Córrego Limpo (Clean River Program) and Programa de Uso Racional da Água - PURA (Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population;

(b) a starting November 14, 2007, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the municipality; and

(c) the Municipality is committed to restart the payment of consumption bills issued by SABESP, starting from November 14, 2007.

The agreement is valid, but the payments made by the Municipalities, as described in item (b) is not separated to actions in the basic sanitation service and environmental in the municipality. The total amount on December 31, 2011, referred to payment not yet specified was R$86,956 (R$80,379 in December 2010).

On June 23, 2010, the Company entered into an agreement with the State of São Paulo and the Municipality of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30-year period, which is extendable for an another 30-year period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

On June 23, 2010, an agreement was signed between the state, municipal governments and the Company, as well as an arrangement between the state and municipal government, and SABESP and the Sanitation and Energy Regulatory Agency of the State of São Paulo ( ARSESP ) are the consenting and intervening parties, whose main aspects are the following:

1.

The State and the Municipality of São Paulo grant to Sabesp the right to explore the sanitation service in the capital of the State of São Paulo, which consists of the obligation to such provide service and charge the respective tariff for this service;

2.	The State and the Municipality sets forth ARSESP as the agency responsible for regulating the tariff, controlling and monitoring the services;

3.	The evaluation model of the contract was the discounted cash flow which considered the financial and economic sustainability of the operation;

4.	All operational costs, taxes, investments and the opportunity cost of the investees and the creditors of Sabesp were considered in the cash flow analysis;

5.

The agreement provides for investments established in the agreement comply with the minimum of 13% of the gross revenue from the municipality of São Paulo, net of the taxes on revenues. Investment plans referring to Sabesp s execution shall be compatible with the activities and programs foreseen in the state, municipal sanitation plans, and where applicable, the metropolitan plan. The investment plan is not definite and will be revised by Managing Committee every four years, especially as to investments to be made in the following period.

6.

The payment related to the Municipal Fund of Environmental Sanitation and Infrastructure to be applied in the sanitation service within the municipality must be recovered through the tariffs charges. Such payment represents 7.5% of the total revenue from the municipality of São Paulo, net of the taxes on revenue;

7.

The opportunity cost of the investees and the creditors was established by the Weighted Average Cost of Capital (WACC) methodology. The WACC was the interest rate used to discount the cash flow of the operation;

8.

The agreement considers the recovery of net assets in operation, preferably evaluated through equity valuation or carrying amount monetarily restated, as defined by ARSESP. In addition, the agreement provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the agreement.

The agreement represents approximately 55.1% of the total revenue of the Company, guarantee the judicial and patrimonial security, adequate return to shareholders and quality services to its customers.

The municipality of São Paulo and the Company did not conclude an agreement to equalize financial pending issues existing until the signature date of the Agreement related to the rendering of water supply and sewage collection services to the real properties of the municipality, reason that, the Company sued these accounts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(vi) New businesses

In August 2009, the Company and Companhia de Saneamento de Alagoas CASAL signed 60 month-period agreement to provide specialized technical services to implement a program to reduce the losses and retain revenues in the municipality of Maceio. Services started to be rendered in 2010.

As of December 31, 2011 the total amount recorded in the "New businesses" item was R$16,477 (R$11,228 in December 2010) where the amount recorded for CASAL on December 31, 2011 was R$15,664 (R$11,228 in December 2010).

(a) Disposals of concession intangible underlying assets

In 2011, the Company wrote off intangible underlying assets items totaling R$55,202 (R$15,857 in December 2010), due to obsolescence, theft, misplacements, unproductive wells and projects considered economically unfeasible.

(b) Capitalization of interest and other financial charges

In 2011, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects, in concession intangible assets during the construction period of the qualifying assets totaling R$261,886 (R$228,899 in December 2010), during the period of the construction.

(c) Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

However, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. In 2011 the margin was 2.3% (2.6% in 2010).

Construction margin for 2011 and 2010 was R$48,458 and R$49,603, respectively.

(d) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets after the transaction is completed. In 2011, the total amount related to expropriations was R$12,167 (R$10,779 in December 2010).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(e) Assets pledged as guarantee

As of December 31, 2011 and 2010, the Company had underlying physical assets totaling R$249,034 offered as guarantee to the request for the PAES (tax debt refinancing program) (Note 14).

(f) Public-Private-Partnership (PPP)

The Company and CAB-Sistema Produtor Alto Tietê S.A., special purpose entity, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil Cab Ambiental, signed in June 2008 the contract of public-private-partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

As of December 31, 2011 and 2010 the amount recognized as intangible asset related to PPP was R$474,818 and R$353,468, respectively.

(g) Impairment

No provisions for impairment were recorded on December 31, 2011 and 2010.

(h) Works in progress

The amount of R$ 5.7 billion is recorded as intangible assets from works in progress on December 31, 2011 (R$5.3 billion on December 31, 2010).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

12 Property, Plant and Equipment

	Parent Company
	December 31, 2011			December 31, 2010
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	109,303	-	109,303	119,567	-	119,567
Buildings	39,574	(30,142)	9,432	41,014	(28,983)	12,031
Equipment	160,833	(100,616)	60,217	162,270	(90,804)	71,466
Transportation equipment	21,023	(19,532)	1,491	20,025	(18,364)	1,661
Furniture, fixtures and equipment	27,690	(27,593)	97	26,831	(26,378)	453
Other	2,758	(1,713)	1,045	2,590	(1,384)	1,206
	361,181	(179,596)	181,585	372,297	(165,913)	206,384

	Consolidated
	December 31, 2011			December 31, 2010
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	109,303	-	109,303	119,567	-	119,567
Buildings	39,574	(30,142)	9,432	41,014	(28,983)	12,031
Equipment	160,915	(100,626)	60,289	162,270	(90,804)	71,466
Transportation equipment	21,071	(19,549)	1,522	20,025	(18,364)	1,661
Furniture, fixtures and equipment	27,810	(27,601)	209	26,831	(26,378)	453
Other	2,758	(1,713)	1,045	2,590	(1,384)	1,206
Land	174,668	-	174,668	43,222	-	43,222
	536,099	(179,631)	356,468	415,519	(165,913)	249,606

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Breakdown of property, plant and equipment are as follows:

	Parent Company
	December 31, 2009	Additions	Write-off and Disposals	Depreciation	December 31, 2010
Land	119,885	-	(318)	-	119,567
Buildings	15,555	-	(210)	(3,314)	12,031
Equipment	45,550	41,251	-	(15,335)	71,466
Transportation equipment	1,504	1,831	-	(1,674)	1,661
Furniture, fixtures and equipment	6,354	1,079	-	(6,980)	453
Other	1,582	-	-	(376)	1,206
	190,430	44,161	(528)	(27,679)	206,384

	Parent Company
	December 31, 2010	Additions	Reclassification	Write-offand Disposals	Depreciation	December 31, 2011
Land	119,567	-	(10,264)	-	-	109,303
Buildings	12,031	-	(287)	(3)	(2,309)	9,432
Equipment	71,466	9,858	-	(1,333)	(19,774)	60,217
Transportation equipment	1,661	1,002	-	(4)	(1,168)	1,491
Furniture, fixtures and equipment	453	961	-	(7)	(1,310)	97
Other	1,206	174	-	-	(335)	1,045
	206,384	11,995	(10,551)	(1,347)	(24,896)	181,585

	Consolidated
	December 31, 2009	Additions	Write-off and Disposals	Depreciation	December 31, 2010
Land	119,885	-	(318)	-	119,567
Buildings	15,555	-	(210)	(3,314)	12,031
Equipment	45,550	41,251	-	(15,335)	71,466
Transportation equipment	1,504	1,831	-	(1,674)	1,661
Furniture, fixtures and equipment	6,354	1,079	-	(6,980)	453
Other	1,582	-	-	(376)	1,206
Works in progress	-	43,222	-	-	43,222
	190,430	87,383	(528)	(27,679)	249,606

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

	Consolidated
	December 31, 2010	Additions	Reclassification	Write-offand Disposals	Depreciation	December 31, 2011

Land	119,567	-	(10,264)	-	-	109,303
Buildings	12,031	-	(287)	(3)	(2,309)	9,432
Equipment	71,466	9,940	-	(1,333)	(19,784)	60,289
Transportation equipment	1,661	1,050	-	(4)	(1,185)	1,522
Furniture, fixtures and equipment	453	1,081	-	(7)	(1,318)	209
Other	1,206	174	-	-	(335)	1,045
Works in progress	43,222	131,446	-	-	-	174,668

	249,606	143,691	(10,551)	(1,347)	(24,931)	356,468

- Reclassifications of property, plant and equipment

Reclassifications amounting to R$10,551 were carried to the account Investment Property .

(a) Depreciation

The Company revises the estimated useful lives of its property, plant and equipment annually. The annual depreciation rates were as follows: buildings 2%; equipment 5%; transportation equipment 10% and furniture, fixture and equipment 6.7%. Lands are not depreciated.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

13          Loans and Financing

	Parent Company
	2011			2010
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
DOMESTIC
Federal Government/Banco do Brasil	348,695	479,548	828,243	316,541	818,359	1,134,900
8th issue debentures	-	-	-	465,086	-	465,086
9th issue debentures	-	-	-	33,333	198,242	231,575
10th issue debentures	2,008	283,293	285,301	-	279,497	279,497
11th issue debentures	202,500	1,005,748	1,208,248	-	1,205,451	1,205,451
12th issue debentures	-	499,613	499,613	-	499,715	499,715
13th issue debentures	599,411	-	599,411	-	-	-
14th issue debentures	-	279,810	279,810	-	-	-
Caixa Econômica Federal	110,479	908,452	1,018,931	91,031	783,426	874,457
Promissory notes	-	-	-	-	599,755	599,755
FIDC - SABESP I	-	-	-	13,889	-	13,889
Brazilian Development Bank- BNDES	37,554	3,491	41,045	43,403	40,518	83,921
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	114,165	130,474	-	130,474	130,474
Brazilian Development Bank - BNDES PAC	6,428	67,489	73,917	1,649	44,352	46,001
Brazilian Development Bank - BNDES ONDA LIMPA	14,270	235,383	249,653	-	246,986	246,986
Leasing	-	49,609	49,609	-	-	-
Other	1,155	3,503	4,658	2,816	3,850	6,666
Interest and charges	100,998	-	100,998	141,991	-	141,991
TOTAL DOMESTIC	1,439,807	3,930,104	5,369,911	1,109,739	4,850,625	5,960,364

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

	Parent Company
	2011			2010
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
ABROAD
Inter-American Development Bank - IDB US$386,862 thousand (US$ 344,898 thousand
in December 2010)	71,591	652,141	723,732	63,185	511,484	574,669
International Bank for Reconstruction and Development -IBRD US$ 10,316 thousand	-	18,928	18,928	-	-	-
Eurobonds - US$140,000 thousand (US$140,000 thousand in December 2010)	-	262,067	262,067	-	232,612	232,612
Eurobonds - US$350,000 thousand (US$350,000 thousand in December 2010)	-	649,024	649,024	-	576,107	576,107
JICA -¥ 39,456,912 thousand (¥ 21,316,000 thousand in December 2010)	53,204	905,529	958,733	11,810	425,168	436,978
BID 1983AB - US$226,058 thousand (US$250,000 thousand in December 2010)	44,911	376,355	421,266	39,893	373,575	413,468
Interest and charges	19,671	-	19,671	15,089	5	15,094
TOTAL ABROAD	189,377	2,864,044	3,053,421	129,977	2,118,951	2,248,928

TOTAL LOANS AND FINANCING	1,629,184	6,794,148	8,423,332	1,239,716	6,969,576	8,209,292
Price on December 31, 2011 US$1.8758 Yen 0.024310 (US$1.6662 and Yen 0.0205 on December 31, 2010) The Company did not record balances of short-term loans and financing on December 31, 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

	Consolidated
	2011			2010

Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
DOMESTIC
Federal Government/Banco do Brasil	348,695	479,548	828,243	316,541	818,359	1,134,900
8th issue debentures	-	-	-	465,086	-	465,086
9th issue debentures	-	-	-	33,333	198,242	231,575
10th issue debentures	2,008	283,293	285,301	-	279,497	279,497
11th issue debentures	202,500	1,005,748	1,208,248	-	1,205,451	1,205,451
12th issue debentures	-	499,613	499,613	-	499,715	499,715
13th issue debentures	599,411	-	599,411	-	-	-
14th issue debentures	-	279,810	279,810	-	-	-
1st issue debentures Aquapolo	-	160,099	160,099	-	-	-
Caixa Econômica Federal	110,646	917,574	1,028,220	91,031	783,426	874,457
Promissory notes	-	-	-	-	599,755	599,755
FIDC - SABESP I	-	-	-	13,889	-	13,889
Brazilian Development Bank - BNDES	37,554	3,491	41,045	43,403	40,518	83,921
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	114,165	130,474	-	130,474	130,474
Brazilian Development Bank - BNDES PAC	6,428	67,489	73,917	1,649	44,352	46,001
Brazilian Development Bank - BNDES ONDA LIMPA	14,270	235,383	249,653	-	246,986	246,986
Loan - Foz do Brasil	-	-	-	-	52,896	52,896
Santander	-	-	-	2,427	-	2,427
Leasing	-	49,609	49,609	-	-	-
Other	1,784	3,503	5,287	2,816	3,850	6,666
Interest and charges	101,028	2,916	103,944	141,991	-	141,991
TOTAL DOMESTIC	1,440,633	4,102,241	5,542,874	1,112,166	4,903,521	6,015,687

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

	Consolidated
	2011			2010

Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
ABROAD
Inter-American Development Bank - IDB US$386,862mil (US$344,898 thousand in
December 2010)	71,591	652,141	723,732	63,185	511,484	574,669
International Bank for Reconstruction and Development -IBRD US$ 10,316 thousand	-	18,928	18,928	-	-	-
Eurobonds - US$140,000 thousand (US$140,000 thousand in December 2010)	-	262,067	262,067	-	232,612	232,612
Eurobonds - US$350,000 thousand (US$350,000 thousand in December 2010)	-	649,024	649,024	-	576,107	576,107
JICA -¥ 39,456,912 thousand (¥21,316,000 thousand in December 2010)	53,204	905,529	958,733	11,810	425,168	436,978
IDB 1983AB - US$226,058 thousand (US$250,000 thousand in December 2010)	44,911	376,355	421,266	39,893	373,575	413,468
Interest and charges	19,671	-	19,671	15,089	5	15,094
TOTAL ABROAD	189,377	2,864,044	3,053,421	129,977	2,118,951	2,248,928

TOTAL LOANS AND FINANCING	1,630,010	6,966,285	8,596,295	1,242,143	7,022,472	8,264,615
Price on December 31, 2011 US$1.8758 Yen 0.024310 (US$1.6662 and Yen 0.0205 on December 31, 2010)
The Company did not record balances of short-term loans and financing on December 31, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

	Guarantees	Maturity	Annual interest rates	Inflation and foreign exchange adjustment
	São Paulo State Government and
Federal Government/Banco do Brasil	Own funds	2014	UPR + 8.50%
8th issue debentures	OWN FUNDS	2011	IGP-M + 10.75%
			IPCA + CDI + 2.75% and
9th issue debentures	OWN FUNDS	2015	12.87%
			IPCA + TJLP +1.92 and
10th issue debentures	OWN FUNDS	2020	9.53%
11th issue debentures	OWN FUNDS	2015	DI + 1.95% and DI + 1.4%
12th issue debentures	OWN FUNDS	2025	TR + 9.5%
13th issue debentures	OWN FUNDS	2012	CDI + 0.65%
14th issue debentures	OWN FUNDS	2022	TJLP +1.92 and 9.19%
1st issue debentures- Aquapolo	OWN FUNDS	2029	TR + 8.75%
Caixa Econômica Federal	OWN FUNDS	2011/32	UPR + 5% to 9.5%
Promissory notes - 5th issue	OWN FUNDS	2011	CDI + 0.65%
FIDC - SABESP I	OWN FUNDS	2011	CDI + 0.70%
Brazilian Development Bank - BNDES	OWN FUNDS	2013	3% + TJLP 6% LIMIT
Brazilian Development Bank - BNDES BAIXADA SANTISTA	OWN FUNDS	2019	2.5% + TJLP 6% LIMIT
Brazilian Development Bank - BNDES PAC	OWN FUNDS	2023	2.15% + TJLP 6% LIMIT
Brazilian Development Bank - BNDES ONDA LIMPA	OWN FUNDS	2025	1.92% + TJLP 6% LIMIT
Loan - Foz do Brasil	-	2012	CDI + 1.75 + IOF
Santander	-	2011	CDI
Other	-	2011/2018	TJLP + 6% /CDI/ 12%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

	Guarantees	Maturity	Annual interest rates	Inflation and foreign exchange adjustment
ABROAD
				Currency Basket
				Fluctuation +
Inter-American Development Bank - IDB 713	FEDERAL GOVERNMENT	2017	2.26%	US$
Inter-American Development Bank - IDB 896	FEDERAL GOVERNMENT	2016	3.00%	US$
Inter-American Development Bank - IDB 1212	FEDERAL GOVERNMENT	2025	3.29%	US$
Inter-American Development Bank - IDB 2202	FEDERAL GOVERNMENT	2035	1.14%
International Bank for Reconstruction and Development -IBRD	FEDERAL GOVERNMENT	2034	0.43%	US$
Eurobonds 140	-	2016	7.50%	US$
Eurobonds 350	-	2020	6.30%	US$
to B Loan	-	2023	2.49 to 2.99%	US$
JICA (JBIC)	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA (JBIC)	FEDERAL GOVERNMENT	2029	1.2% and 0.01%	Yen

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(i) Payment schedule

The following table provides the maturities of loans and financing as of December 31, 2011.
Amounts in thousands of R$

	Parent Company
	2012	2013	2014	2015	2016	2017	2018 up to 2035	TOTAL
DOMESTIC
Banco do Brasil	348,695	379,532	100,016	-	-	-	-	828,243
Caixa Econômica Federal	110,479	112,441	73,879	52,074	51,181	53,476	565,401	1,018,931
Debentures	803,919	506,642	348,615	381,154	116,239	116,239	599,575	2,872,383
BNDES	37,554	3,491	-	-	-	-	-	41,045
BNDES BAIXADA SANTISTA	16,309	16,309	16,309	16,309	16,309	16,309	32,620	130,474
BNDES PAC	6,428	6,428	6,428	6,428	6,428	6,428	35,349	73,917
BNDES ONDA LIMPA	14,270	19,243	19,243	19,243	19,243	19,245	139,166	249,653
Leasing	-	-	-	-	-	-	49,609	49,609
Other	1,155	590	496	559	629	709	520	4,658
Interest and charges	100,998	-	-	-	-	-	-	100,998
In domestic currency	1,439,807	1,044,676	564,986	475,767	210,029	212,406	1,422,240	5,369,911
ABROAD
IDB	71,591	71,591	71,591	71,591	71,591	74,123	291,654	723,732
IRBD	-	-	-	-	-	-	18,928	18,928
Eurobonds	-	-	-	-	262,067	-	649,024	911,091
JBIC	53,204	53,205	53,205	53,205	53,205	53,321	639,388	958,733
IDB 1983AB	44,911	44,911	44,911	44,911	44,911	44,916	151,795	421,266
Interest and charges	19,671	-	-	-	-	-	-	19,671
In foreign currency	189,377	169,707	169,707	169,707	431,774	172,360	1,750,789	3,053,421
Overall total	1,629,184	1,214,383	734,693	645,474	641,803	384,766	3,173,029	8,423,332

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

	Consolidated
							2018
	2012	2013	2014	2015	2016	2017	up to 2035	TOTAL
DOMESTIC
Banco do Brasil	348,695	379,532	100,016	-	-	-	-	828,243
Caixa Econômica Federal	110,646	112,921	74,359	52,554	51,661	53,956	572,123	1,028,220
Debentures	803,919	516,060	358,033	390,572	125,657	125,657	712,584	3,032,482
BNDES	37,554	3,491	-	-	-	-	-	41,045
BNDES BAIXADA SANTISTA	16,309	16,309	16,309	16,309	16,309	16,309	32,620	130,474
BNDES PAC	6,428	6,428	6,428	6,428	6,428	6,428	35,349	73,917
BNDES ONDA LIMPA	14,270	19,243	19,243	19,243	19,243	19,245	139,166	249,653
Leasing	-	-	-	-	-	-	49,609	49,609
Other	1,784	590	496	559	629	709	520	5,287
Interest and charges	101,028	2,916	-	-	-	-	-	103,944
In domestic currency	1,440,633	1,057,490	574,884	485,665	219,927	222,304	1,541,971	5,542,874
ABROAD
IDB	71,591	71,591	71,591	71,591	71,591	74,123	291,654	723,732
IBRD	-	-	-	-	-	-	18,928	18,928
Eurobonds	-	-	-	-	262,067	-	649,024	911,091
JBIC	53,204	53,205	53,205	53,205	53,205	53,321	639,388	958,733
IDB 1983AB	44,911	44,911	44,911	44,911	44,911	44,916	151,795	421,266
Interest and charges	19,671	-	-	-	-	-	-	19,671
In foreign currency	189,377	169,707	169,707	169,707	431,774	172,360	1,750,789	3,053,421
Overall total	1,630,010	1,227,197	744,591	655,372	651,701	394,664	3,292,760	8,596,295

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(a) Banco do Brasil

In March 1994, the Company refinanced the existing loan agreements with Caixa Econômica Federal, which assigned loans rights represented by receivables to the Federal Government, with Banco do Brasil acting as financial agent. Under the agreement entered into with the Federal Government, payments are made based on the Price amortization system, monthly indexed by the Standard Reference Unit (UPR), which is equal to the Government's benchmark Interest Rate (TR), plus interest of 8.5% per year. The interest and principal amount are monthly paid with final maturity in 2014. This financing is guaranteed by the São Paulo State Government by a pledge of its own revenues and revenues of the Company.

(b) Debentures

(i) 8th issue of debentures

To terminate the program registered with the CVM on September 17, 2004, the Company issued on June 1, 2005, 700,000 debentures, using the option to increase the number of debentures allowed by up to 20%, as provided for in Paragraph 2 of Article 14 of CVM Instruction 400/03, distributed in two series, without renegotiation, with the face value of R$ 1 each, totaling R$ 700,000. The date for the financial settlement of the operation was June 24, 2005. Proceeds were used in the settlement of Eurobonds agreement.

The debentures were placed on the market as follows:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity

Series 1	350,000	-	CDI+1.5% p.a.	Semiannual	Single installment	June 2009
Series 2	350,000	IGP-M	10.75% p.a.	Annual	Single installment	June 2011

Interest expense totaled R$49,863 and R$22,742 in 2010 and 2011, respectively, related to series 2.

Series 1 of the 8th issue of debentures was fully repaid on June 1, 2009.

The 8th issue of debentures was fully repaid on June 1, 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(ii) 9th issue

On October 23, 2008, the Company registered with the CVM a securities program for a total amount of R$ 3 billion and made a Public Offering of Simple Debentures, unsecured and non-convertible, of the 9th issue, in the context of the said program.

The debentures were placed on the market as follows:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity

Series 1	100,000	-	CDI+2.75% p.a.	Semiannual	Annually (from October 15, 2011)	October 15, 2013
Series 2	100,000	IPCA	12.87% p.a.	Annual	Annually (from October 15, 2013)	October 15, 2015

Repayment will be made in three annual and consecutive installments of the same amount, the first of which falls due on October 15, 2011 for series 1 and October 15, 2013 for the series 2.

Settlement date of series 1 was on November 7, 2008 and of series 2 on November 10, 2008.

The funds arising from this issuance were used to refinance debts falling due.

Interest expenses totaled R$11,896 and R$12,354 in 2011 and 2010 related to series 1, and R$16,486 and R$ 16,993, respectively, related to series 2.

The 9th issue of debentures was fully repaid on October 17, 2011.

(iii) 10th issue of debentures

On November 15, 2009, the Company launched 100 debentures, subscribed exclusively by the Brazilian Development Bank (BNDES). These debentures were distributed in three nonconvertible series, at a nominal value of R$2,753, totaling R$275,370. This transaction was settled on December 15, 2009, for all series.

The debentures were placed on the market as follows:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity

Series 1	28	-	TJLP + 1.92% p.a.	Quarterly to November 2012 and monthly from then on	Monthly (from December 2012)	November 2020
Series 2	30	IPCA	9.53% p.a.	Annual	Annual (from December 2013)	December 2020
Series 3	42	-	TJLP + 1.92% p.a.	Quarterly to November 2012 and monthly from then on	Monthly (from December 2012)	November 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

The funds raised in this issuance will be used in expenditures in water supply and sewage systems in the following projects: Water Treatment Stations at Rio Grande, North Coast Norte, Paraíba Valley and Mantiqueira, Bacia do Piracicaba-Capivari-Jundiai; and for program of reduction of losses.

In 2011 and 2010, interest expense related to series 1 were R$6,016 and R$6,016, R$8,862 and R$9,156 related to series 2 and R$9,025 and R$9,025 related to series 3.

Financial covenants

-   EBITDA/Net operating revenue: equal or higher than 38%.

-   EBITDA/Financial expenses: equal to or higher than 2.35.

-   Net debt/EBITDA: equal to or higher than 3.65.

(iv)  11th issue of debentures

On March 1, 2010, the Company issued the 11th debentures. On April 30 and May 3, 2010 the Company settled series 1 and 2, respectively, through a public offering, this debenture was issued to repay the 90 promissory notes issued by the bank in December 1, 2009, as summarized below:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity

Series 1	810,000	-	DI + 1.95% p.a.	Semiannual (September and March)	Annual (from March 2013)	March 2015
Series 2	405,000	-	DI + 1.40% p.a.	Semiannual (September and March)	Annual (from March 2012)	March 2013

The interest expense in 2011 and 2010 related to the series 1 was R$107,081 and R$80,077 and R$52,369 and R$ 38,103 related to series 2, respectively.

Financial covenants of 11th issue:

.

Adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0.

.	EBITDA to financial expenses ratio equal to or higher than 1.5.

.

Noncompliance with these obligations will only be typified when verified in the quarterly financial statements for at least two consecutive quarters or two nonconsecutive quarters within a twelve-month period.

In case of noncompliance with the covenants, the trustee should call an extraordinary debenture holders' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of accelerated maturity of the debentures.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(v) 12th issue of debentures

The Company issued R$500 million in debentures to Government Severance Indemnity Fund for Employees (FGTS). The debentures will be invested in program of structures to comply with the goal to universalize the sanitation service in the State of São Paulo until 2018. Among the programs that will receive this investment are Vida Nova (water sources), Programa Metropolitano de Água (Water Metropolitan Program), Programa Metropolitano de Esgoto (Sewage Metropolitan Program), Programas de Água e Esgotos do Interior e Litoral (Water and Sewage Program inside the state and coastal region).

Initially, R$170 million was released and the other part is invested in a restricted bank account and will be released in 2 installments. The first installment will be released after 6 months and the second installment will be released after 12 months from the issuance date. The condition for releasing these installments is the execution of the investment in these projects by Sabesp.

One of the conditions for approving this transaction is the allocation of 60% of the investments in poor areas.

The issuance of the debentures occurred on September 22, 2010 through a public offer under the Brazilian securities exchange commission rules, according to CVM instruction nº 476, simple debentures, nonconvertible, are as follows:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity

Single Series	500,000	-	TR + 9.5% p.a.	Monthly (from July 2010)	Monthly (from July 2014)	June 2025

The interest expense in 2011 and 2010 related to the single series was R$51,434 and R$26,879, respectively.

Financial covenants of 12th issue:

.	Adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0.

.	EBITDA to financial expenses ratio equal to or higher than 1.5.

.	Noncompliance with these obligations will only be typified when verified in the quarterly financial statements for at least two consecutive quarters or two nonconsecutive quarters within a twelve-month period.

In case of noncompliance with the covenants, the trustee should call an extraordinary debenture holders' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of accelerated maturity of the debentures.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(vi) 13th issue of debentures

On January 11, 2011, the Company raised funds for the 13th Issue of non-convertible, unsecured debentures, in a single series, for public offering, with restricted placement efforts, pursuant to CVM Instruction 476, whose characteristics are the following:

	Number	Interest	Interest payment	Amortization	Maturity

Single series	600,000	DI + 0.65% / 0.75% / 0.85% /1.25% p.a.	Semi-annually	Single	August 29, 2012

Date of issue: 1/11/2011
Number: 60
Unit value (R$ thousand) R$ 10,000
Voluntary redemption: partial or total at any time
Plus DI:

1st period: 1/11/2011 to 2/26/2011 = 0.65%
2nd period: 2/26/2011 to 8/30/2011 = 0.75%
3th period: 8/30/2011 to 3/1/2012 = 0.85%
4th period: 3/1/2012 to 8/29/2012 = 1.25%

Funds raised through the 13th issue of debentures were allocated to the accelerated redemption of sixty (60) Promissory Notes of the Company’s 5th issue, with maturity scheduled for February 26, 2011. The final payment of the 5th issue of Promissory Notes was made on January 11,2011.

Financial covenants of the 13th issue of debentures:

-   Total debt/EBITDA equal to or lower than 3.65.

-   EBITDA/financial expenses equal to or higher than 1.5.

(vii)  14th issue of debentures

On February 15, 2011, the Company issued 100 debentures through exclusive subscription by the Brazilian Development Bank – BNDES. These debentures were distributed into three series, not convertible into shares, by the face value of R$2,753.70, totaling R$275,370. The repayment of operation occurred on April 15, 2011, for all series.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Debentures were placed on the market as follows:

	Number	Restatement	Interest	Interest payment	Amortization	Maturity

1st series	28	-	TJLP + 1.92% p.a.	Quarterly up to February 2014 and monthly as of this date	Monthly (as of March 2014)	February 2022
2nd series	30	IPCA	9.19% p.a.	Annual	Annually (as of March 2015)	March 2022
3rd series	42	-	TJLP + 1.92% p.a.	Quarterly up to February 2014 and monthly as of this date	Monthly (as of March 2014)	February 2022

The proceeds obtained with this issue are allocated to the Company’s investments in water supply and sewage treatment systems in the projects: ETA Rio Grande, North Coast, Paraíba Valley and Mantiqueira, Bacia do Piracicaba-Capivari-Jundiaí and the Loss Reduction Program.

Interest expenses in 2011 referring to the series 1 amounted to R$5,254, R$6,916 for series 2 and R$7,881 for series 3.

Financial covenants of the 14th issue of debentures:

-   EBITDA/net operating revenue equal to or higher than 38%.

-   EBITDA/financial expenses equal to or higher than 2.35.

-   Net bank debt/EBITDA equal to or lower than 3.65.

(vii)  1st issue of Debentures - Aquapolo

In August 2011, subsidiary Aquapolo held the 1st issue of non-convertible debentures, whose characteristics are:

	Number	Restatement	Interest	Interest payment	Amortization	Maturity

Single series	326,732	-	TR + 8.75% p.a.	Monthly (as of December 2013)	Monthly (as of December 2013)	August 2029

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(c)	Caixa Econômica Federal - Pro-sanitation Program

(i)	Water and sewage

Several loan agreements were entered into from 1996 to 2004 under the Pro-Sanitation Program for expanding and improving the water supply and sewage systems of several municipalities of the State of São Paulo and of the City of São Paulo. Loans are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt.

Contractually established repayment terms range from 120 to 180 months, after the beginning of the repayment period.

The balance of these facilities as of December 31, 2011 was R$563,750 (R$607,638 in December 2010).

The contractual charges are:

Contract signed in	1996	1997	1998 to 2004

Interest rate	9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.

During grace period
Risk rate	1.0% p.a. on amount disbursed	1.0% p.a. on amount disbursed	0.6% p. a. or 2% p.a. on outstanding debt balance

Management fee	0.12% p.m. on the contract amount	2.0% p.a. on amount disbursed	1.0% p.a. on amount disbursed or 2% p.a. on outstanding balance for contracts entered into in 2003 and 2004

During repayment period
Management fee	Difference between installment calculation and a 10.5% p.a. rate less the 9.5% p.a. rate	1.0% on the outstanding balance	1.0% on the outstanding balance

(ii) Pró-Sanear Program

In 1997, 1998 and 2008, contracts were signed under the Pró-Sanear Program for the improvement of water and sewage services, with the involvement of the communities receiving the services, in several municipalities of the Metropolitan Region of São Paulo. The credit facilities are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt. Repayment will be made in 180 months after the beginning of the repayment period. As of December 31, 2011, the balance was R$14,448 (R$16,752 in December 2010).

The financial charges are:

.	interest rate - 5.0% p.a.;
.	management fee (grace period) - 2.0% p.a. on debt outstanding balance;
.	management fee (repayment phase) - 1.0% p.a. on debt outstanding balance;
.	risk rate (grace period) - 1.0% p.a. on amounts disbursed.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(iii) Growth Acceleration Program (PAC)

In 2007 and 2008, the Company entered into agreements linked to the Universal Water and Sewage Services were entered with several municipalities, with funds from the Government Severance Indemnity Fund for Employees (FGTS). The credits facilities are guaranteed by a monthly flow of the billings corresponding to the minimum of three times the monthly charge. Repayments will be made in 240 months after the beginning of the repayment period. The balance as of December 31, 2011 was R$440,733 (R$250,067 in December 2010).

The financial charges are:

.	interest rate - 6% p.a.;
.	management fee - 1.05% p.a. during the period of the contract;
.	risk rate - 0.3% p.a. on the adjusted debt balances.

Covenants

An Agreement for Performance Improvement sets targets for financial indicators (billing losses, revenue evasion, cash and cash equivalents and reduction of the number of days of committed receivables), and operating indicators that, based on the past two years, are annually projected for the following five years.

Noncompliance with 4 of the 8 covenant clauses will accelerate the maturity of the contract.

(d) BNDES

Contract 01.2.619.3.1 - Entered into in August 2002, totaling up to R$60,000, for the purpose of financing part of the Company's contribution to the Tietê River Pollution Abatement Project - Stage II, related to loan agreement 1212/OC - BR with the Inter-American Development Bank (IADB). The related project is in progress and the outstanding balance as of December 31, 2011 was R$11,638 (R$20,980 in December 2010).

Contract 10/669.748-6, amounting to R$180,000, is in performance of works stage and the debt balance as of December 31, 2011 was R$29,407 (R$62,941 in December 2010). The funds are onlent from BNDES to the agents and from the latter to SABESP. The onlending agreement has the same purpose as the agreement between BNDES and SABESP, and the same interest and repayment terms, as follows:

Interest - TJLP limited to 6% p.a., plus a 3% p.a. spread, paid quarterly during the grace period, and monthly in the repayment period. The TJLP portion exceeding 6% p.a. will be added to the debt outstanding balance.

Repayment of borrowings was initiated in September 2005, with monthly payments, and conclusion scheduled for February 2013.

Loans are collateralized by part of revenues from the provision of water and sewage services.

Covenants

.	Adjusted current ratio: higher than 1.0.
.	Ebitda/Net Operating Revenue: equal to or higher than 38%.
.	Total connections (water and sewage)/own employees: equal to or higher than 520.
.	EBITDA/Debt Service cost: equal to or higher than 1.5.
.	Equity to Total Liabilities: equal to or higher than 0.8.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Noncompliance with covenants will accelerate the maturity of the contract.

The Company obtained from BNDES the suspension for 13 months of the compliance of covenants as from December 2011.

(e) BNDES Baixada Santista

In November 2007, the Company entered into a financing agreement with BNDES for the Environmental Recovery Program of the Santos Metropolitan Region, totaling R$129,973 with interest of 2.5% p.a. plus TJLP limited to 6%.

Repayment will be made in 96 monthly, consecutive installments, starting January 2012 to December 2019.

A portion of the Company's revenue is pledged as guarantee for this financing.

The agreement is in progress and the outstanding balance as of December 31, 2011 was R$130,474 (2010 R$ 130,474).

(f) Receivables Securitization Fund (FIDC – SABESP I)

On March 23, 2006, a single series of senior shares and 26 subordinated shares, held in a deposit account in the name of its holders, were issued with unit value on issue date corresponding to R$ 500. The senior shares are being repaid in 54 monthly installments, starting October 2006, and their final maturity is in March 2011. FIDC was fully repaid in March 2011.

The Fund is managed by Caixa Econômica Federal and its custodian and recording agent is Banco do Brasil S.A.

The funds raised, totaling R$250 million, were used by the Company to settle debts in 2006.

(g) Leasing

The Company has lease agreements signed as Assets Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion. Works are estimated to be concluded in June 2013.

After startup, the lease payment period starts (192 installments), whose amount is periodically restated by contracted price index.

No work related to these contracts were executed on December 31, 2011.

(h) Eurobonds

On November 3, 2006, the Company issued Eurobonds abroad (Eurobonds 2016) totaling US$140 million. The issue was led by Deutsche Bank Trust Company Americas and the principal agent was Deutsche Bank Luxembourg S.A. The interest rate is 7.5% p.a., paid semiannually, and maturity is in November 2016. The funds raised were used for the early repayment and partial issue of US$225 million in the Eurobonds, with final maturity in June 2008, and the amount redeemed was US$126,948 thousand.

As of December 31, 2011 the balance of the Eurobonds was US$140,000 thousand, corresponding to R$262,067, net of issuance costs amounting to R$ 546, that will be amortized during the period of the contract.

Covenants - for Eurobonds 2016.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Limit new debt so that:

.	adjusted total debt to EBITDA does not exceed 3.65;

.	the Company's debt service coverage ratio, determined on the date this debt was incurred, shall not be lower than 2.35.

On December 9, 2010, the Company concluded the international offer to international qualified foreign institutions of its US$350 million senior unsecured notes due 2020, with interest rate is 6.25% p.a., paid semi-annually and due on December 2020 (the Eurobonds 2020). The funds were used for partial repayment of outstanding debts.

As of December 31, 2011 the balance of the Eurobonds was US$350,000 thousand equivalent to R$649,024, net of issuance costs amounting to R$7,507, that will be amortized during the period of the contract.

Noncompliance with covenants will accelerate the maturity of the contract.

(i) Inter-American Development Bank (IDB)

Loan Agreement 713 - In December 1992, the Company entered into a loan agreement with the IDB for US$400 million to finance the first stage of the Tietê River Pollution Abatement Project. The repayment period started in June 1999 in semiannual installments, subject to annual floating rate interest, varying according to the loans raised by the Bank in each six-month period, and final maturity in 2017. In December 1992, the Federal Republic of Brazil signed a guarantee contract with the IDB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2011 was US$150,658 thousand, equivalent to R$282,605 (R$ 290,019 in December 2010).

Loan Agreement 896 - In December 1992, the Company entered into a loan agreement with the IDB for US$50 million to finance the first stage of the Tietê River Pollution Abatement Project. Semiannual repayments started in June 1999, with annual interest of 3% and final maturity in December 2016. In December 1992, the Federal Republic of Brazil signed a guarantee contract with the IDB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2011 was US$13,889 thousand, equivalent to R$26,053 (R$ 27,770 in December 2010).

Loan Agreement 1212 - In July 2000, the Company entered into a loan agreement with the IDB for US$200 million to finance the second stage of the Tietê River Pollution Abatement Project. In 2008, total disbursement for this agreement was US$2,434 thousand and there are no amounts to be disbursed. The loan is being amortized semiannually and final maturity in July 2025. Interest is being paid on a semiannual basis, based on daily balances, at an annual variable rate according to the costs of loans of the Bank in the preceding six-month period, plus a spread, and changes every six months. The debt balance as of December 31, 2011 was US$143,893 thousand, equivalent to R$269,915 (R$256,880 in December 2010).

Loan Agreement 2202/OC-BR – On September 3, 2010 the Company and the Inter-American Development Bank (Banco Inter-Americano de Desenvolvimento or BID) signed the contract for partially finance the third stage of the Tietê River Project, denominated the decontamination of the Tietê river. The total estimated cost of this investment is US$800 million, of which US$600 million will be financed by the IDB and US$200 million will be invested by the Company´s own resources. The final maturity of the loan is in 25 years with 6-year grace period. Interest is based on USD-Libor, calculated every quarter, as stipulated in the IDB rules and procedures.

The 1st disbursement of the agreement executed on September 3, 2010, no. 2202/OC-BR occurred on March 17, 2011. Funds will be used to recover the water quality of Tietê River basin in the Metropolitan Region of São Paulo. The agreement amounts to US$600,000, corresponding to R$977,220, with final maturity in September 2035. The 1st disbursement of US$1,829, corresponding to R$3,044, occurred in the first quarter of 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

The balance of this agreement on December 31, 2011 was US$78,422 thousand, corresponding to R$145,159, less part of funding costs amounting to R$1,944, which will be repaid over the agreement term.

Covenants

.

Loan agreements 713, 896 and 1212 - Tariffs must: (a) produce revenues sufficient to cover the system's operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on property, plant, and equipment no less than 7%; and (c) during project execution, the balances of short-term loans must not exceed 8.5% of total equity.

Noncompliance with covenants will accelerate the maturity of the contract.

(j) Japan Bank for International Cooperation - JICA ("JBIC")

On August 6, 2004, the Company entered into a financing agreement with the JBIC - Japan Bank for International Cooperation, currently JICA - Japan International Cooperation Agency, guaranteed by the Federal Government, totaling ¥21,320 million, equivalent to approximately R$337,687, for the Environmental Recovery Program of Baima Santista Metropolitan Region. Total financing period is 25 years, with a seven-year grace period and 18 years of repayment in semi-annual installments. Interest is being paid on a semiannual basis since 2006, and is 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities.

On February 15, 2011, the Company and JICA (Japan International Cooperation Agency) signed a supplementary loan agreement related to Onda Limpa Program – 1st phase, no. BZ-P 18, amounting to nineteen billion, one hundred, sixty-nine million Yen (¥ 19,169,000) corresponding to R$375,904 on March 31, 2011. Funds will be applied to execute works and services in the Program of Baixada Santista Metropolitan Region. The agreement term is 18 years and the interest rate vary from 1.8% to 2.5% per annum.

The balance of this loan agreement as of December 31, 2011 was R$958,733 (R$436,978 in December 2010).

(k) AB Loan (IADB 1983AB)

On May 27, 2008, the Company entered into a loan agreement AB loan with IDB, totaling US$250 million, which was fully disbursed in June 2008. The funds obtained were used to settle Eurobonds 2008 and to partially perform the Company's investment plan.

The characteristics of this loan agreement are as follows:

	US$	Repayment from	Maturity	Interest (LIBOR + spread)

1983 A	100.0 million	May 2011	May 2023	Libor + 2.99%
1983 B1	100.0 million	May 2011	May 2020	Libor + 2.69%
1983 B2	50.0 million	May 2011	May 2018	Libor + 2.49%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Interest is being paid on a semiannual basis since November 2008. The balance of this loan agreement as of December 31, 2011 was US$226 million, equivalent to R$421,266 (R$431,468 in December 2010), less part of the borrowing costs, totaling R$2,771 (R$3,080 in December 2010), which will be repaid over the agreement term.

(l) Promissory notes

On May 3, 2010, the Company fully paid the 4th issue of promissory notes.

On August 30, 2010, R$ 600,000 Promissory Notes were issued in the as a bridge loan, related to an advance to the 13th issue of debentures.

The amount obtained from the 13th issue of debentures will be fully used to repay the 60 promissory notes of the 5th issue of the Company.

The proceeds obtained with the funding through the 13th issue of debentures were allocated to the accelerated redemption of sixty (60) Promissory Notes of the Company’s 5th issue, with maturity scheduled for February 26, 2011. The 5th issue of promissory notes was fully repaid on January 11, 2011.

(m) International Bank for Reconstruction and Development - BIRD

On October 28, 2009, the Company and “The World Bank” – International Bank for Reconstruction and Development (IBRD) signed a contract (the IBRD agreement 7662BR) amounting to US$100,000 thousand. On December 31, 2011, the balance of this agreement amounted to US$10,316 thousand, corresponding to R$18,928, less part of borrowing costs in the amount of R$424, which will be repaid over the agreement term.

(n) Covenants

As of December 31, 2011 and 2010, the Company had met all the requirements set forth by its loan and financing agreements.

The Company obtained from BNDES the suspension for 13 months of the compliance of covenants as from December 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

14 Other Taxes Payable

	Consolidated
	Current		Noncurrent
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

COFINS and PASEP	57,073	48,149	-	-
PAES (tax debt refinancing program)	36,716	35,364	18,363	53,045
INSS (Social Security contribution)	25,645	24,112	-	-
IRRF (Withholding Income Tax)	44,172	34,572	-	-
Other	17,516	15,853	-	-
Total	181,122	158,050	18,363	53,045

On December 31, 2011 the amount of R$328 (R$282 in December 2010) was consolidated, referring to current tax payable of the investees, totaling R$181,122 (R$158,050 December 2010).

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No 10,684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The original amount included in PAES was R$316,953, as follows:

Tax	Principal	Fine	Interest	Total

COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639

Total	250,139	13,759	53,055	316,953

The loan related to Peas (Special Installment Payment) is being paid in 120 months. The amounts paid in 2011 and 2010 were R$36,091 and R$34,744, respectively, and financial expenses of R$2,761 and R$4,112, respectively, were recorded. The outstanding balance as of December 31, 2011 was R$55,079 (R$88,409 in December 2010). The assets offered as guarantee in REFIS, totaling R$249,034, are still guaranteeing the amounts in the PAES program.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

15 Deferred Income Taxes

Breakdown of deferred taxes – parent company

	December 31, 2011	December 31, 2010

Deferred income tax assets (i)
Provision for contingencies	575,473	539,394
Pension obligations – G1	180,018	162,552
Accounts receivable from related party – G0	85,271	85,271
Donations of underlying assets on concession agreements	38,213	38,213
Allowance for loan losses	135,223	129,248
Other	77,175	48,568

Total deferred tax assets	1,091,373	1,003,246

Deferred income tax liabilities (ii)
Temporary differences of concession intangible assets	(692,210)	(711,283)
Capitalization of borrowing costs	(101,507)	(102,339)
Revenue - government entities	(76,773)	(72,968)
Other	(42,957)	(38,743)

Total deferred tax liabilities	(913,447)	(925,333)

Deferred tax asset (liability) in the balance sheet	177,926	77,913

	December 31, 2011	December 31, 2010

Deferred income tax assets (i)
To be realized within 1 year	259,784	281,164
To be realized after 1 year	831,589	722,082

Total deferred tax assets	1,091,373	1,003,246

Deferred income tax liabilities (ii)
To be realized within 1 year	(27,282)	(13,663)
To be realized after 1 year	(886,165)	(911,670)

Total deferred tax liabilities	(913,447)	(925,333)
Deferred tax asset (liability) in the balance sheet	177,926	77,913

(i)	The expectation of the Company’s management is to realize the deferred income tax assets in 2013, in the same portion of 2012, and the residual amount to be realized in 2014.
(ii)	Deferred tax liability is expected to be realized in 2013, in the same portion of 2012, and the residual amount to be realized in subsequent years as of 2014.

If occur any relevant fact that modify the expectation, the management will review such projections during the year.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Breakdown of deferred taxes consolidated

	December 31, 2011	December 31, 2010

Deferred income tax assets
Provision for contingencies	575,473	539,394
Pension obligations G1	180,018	162,552
Accounts receivable from related party G0	85,271	85,271
Donations of underlying assets on concession agreements	38,213	38,213
Allowance for loan losses	135,223	129,248
Other	78,717	50,108
Total deferred tax assets	1,092,915	1,004,786

Deferred income tax liabilities
Temporary differences of concession intangible assets	(692,210)	(711,283)
Capitalization of borrowing costs	(101,507)	(102,339)
Revenue - government entities	(76,773)	(72,968)
Other	(42,962)	(39,756)
Total deferred tax liabilities	(913,452)	(926,346)

Deferred tax asset (liability) in the balance sheet	179,463	78,440

The breakdown in deferred income tax assets and liabilities in 2011 and 2010 are as follows:

	Parent Company
Deferred income tax assets	Provision for contingencies	Pension obligations G1	Pension obligations G0	Donations of underlying assets on concession agreements	Loan losses	Other	Total
As of December 31, 2009	541,511	177,736	85,271	35,334	47,806	39,271	926,929
Credited (charged) to statement of income	(2,117)	(15,184)	-	2,879	81,442	9,297	76,317
As of December 31, 2010	539,394	162,552	85,271	38,213	129,248	48,568	1,003,246
Credited (charged) to statement of income	36,079	17,466	-	-	5,975	28,607	88,127
As of December 31, 2011	575,473	180,018	85,271	38,213	135,223	77,175	1,091,373

Deferred income tax liabilities	Temporary differences of concession intangible assets	Capitalization of borrowing costs	Revenue - government entities	Other	Total
As of December 31, 2009	(721,620)	(66,507)	(73,005)	(22,161)	(883,293)
Credited (charged) to statement of income	10,337	(35,832)	37	(16,582)	(42,040)
As of December 31, 2010	(711,283)	(102,339)	(72,968)	(38,743)	(925,333)
Credited (charged) to statement of income	19,073	832	(3,805)	(4,214)	11,886
As of December 31, 2011	(692,210)	(101,507)	(76,773)	(42,957)	(913,447)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

	Consolidated
Deferred income tax assets	Provision for contingencies	Pension obligations G1	Pension obligations G0	Donations of underlying assets on concession agreements	Loan losses	Other	Total
As of December 31, 2009	541,511	177,736	85,271	35,334	47,806	39,271	926,929
Credited (charged) to statement of income	(2,117)	(15,184)	-	2,879	81,442	10,837	77,857
As of December 31, 2010	539,394	162,552	85,271	38,213	129,248	50,108	1,004,786
Credited (charged) to statement of income	36,079	17,466	-	-	5,975	28,609	88,129
As of December 31, 2011	575,473	180,018	85,271	38,213	135,223	78,717	1,092,915

Deferred income tax liabilities	Temporary differences of concession intangible assets	Capitalization of borrowing costs	Revenue - government entities	Other	Total
As of December 31, 2009	(721,620)	(66,507)	(73,005)	(22,161)	(883,293)
Credited (charged) to statement of income	10,337	(35,832)	37	(17,595)	(43,053)
As of December 31, 2010	(711,283)	(102,339)	(72,968)	(39,756)	(926,346)
Credited (charged) to statement of income	19,073	832	(3,805)	(3,206)	12,894
As of December 31, 2011	(692,210)	(101,507)	(76,773)	(42,962)	(913,452)

Reconciliation of the effective tax rate Parent Company

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	2011	2010
Profit before income taxes	1,721,477	2,293,245
Statutory rate	34%	34%

Estimated expenses at statutory rate	(585,302)	(779,704)
Tax benefits from interest on shareholders' equity	122,170	131,658
Permanent differences
Donations	(13,692)	(2,820)
Other differences	(21,234)	(11,932)

Income tax and social contribution	(498,058)	(662,798)

Current income tax and social contribution	(598,024)	(697,077)
Deferred income tax and social contribution	99,966	34,279
Effective rate	29%	29%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Transition Tax Regime (RTT)

For purpose to calculate the income tax and the social contribution related to 2009 and 2008, the Company opted to adopt the Transition Tax Regime (RTT), which allow eliminate the accounting effects of the Law 11,638/07 and the Provisional Measure 449/08, converted into Law No. 11,941/2009, by the registers in the fiscal books –LALUR and auxiliary controls, without any modification in the bookkeeping.

In 2011 and 2010 the Company adopted the same fiscal practices adopted in 2009 and 2008, since RTT commenced being obligatory and will be valid till enact new law regulating the fiscal effects over the new accounting practices, reaching the fiscal neutrality.

16	Provisions

(a)	Lawsuits with probable likelihood of loss

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, based on a jointly analysis with its legal advisors, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits based on the legal right to offset, are as follows:

	Parent Company and Consolidated
	December 31, 2011	December 31, 2010
Customer claims (i)	618,533	659,182
Supplier claims (ii)	420,767	372,035
Other civil claims (iii)	178,366	167,628
Tax claims (iv)	76,448	58,658
Labor claims (v)	156,536	137,232
Environmental claims (vi)	121,179	65,095

Total	1,571,829	1,459,830

Current	764,070	766,603
Noncurrent	807,759	693,227

Changes to the provisions for the year ended December 31, 2011 are shown below:

	December 31, 2010	Additions	Payments and reversals	Interest and inflation adjustment	December 31, 2011
Customer claims	770,205	136,026	(159,161)	(19,809)	727,261
Supplier claims	372,889	10,199	(483)	39,990	422,595
Other civil claims	175,932	28,983	(26,272)	9,903	188,546
Tax claims	58,658	6,944	(1,141)	11,987	76,448
Labor claims	137,232	39,126	(33,938)	14,116	156,536
Environmental claims	65,095	81,305	(25,341)	120	121,179
Subtotal	1,580,011	302,583	(246,336)	56,307	1,692,565
Escrow deposits	(120,181)	(14,360)	18,785	(4,980)	(120,736)
Total	1,459,830	288,223	(227,551)	51,327	1,571,829

The total amount paid during the year related to judicial lawsuit was R$197,521 (R$330,256 on December 31, 2010).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(b) Lawsuits with possible likelihood of loss

The company maintains lawsuits in course in administrative and judicial levels which are not accrued, as these involve loss risk classified by Management and legal advisors and consultants as possible loss. The contingencies are thus represented:

	Parent Company and Consolidated
	December 31, 2011	December 31, 2010

Customer claims (i)	844,100	827,500
Supplier claims (ii)	699,300	606,600
Other civil claims (iii)	359,600	275,200
Tax claims (iv)	420,400	348,900
Labor claims (v)	145,100	127,800
Environmental claims (vi)	153,300	111,900

Total	2,621,800	2,297,900

(i) Customer claims

Approximately 1,500 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by SABESP. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized a provision when the likelihood of loss is considered probable. The change of R$40.6 million in the lawsuits classified as probable loss (net of escrow deposits) arose from payments made and changes of expectations caused by favorable decisions to the Company in 2011.

(ii) Supplier claims

Suppliers' claims include claims filed by some construction companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the likelihood of loss is considered probable. The R$48.7 million and R$92.7 million increase in lawsuits whose likelihood of loss is considered probable (net of escrow deposits) and possible, respectively, is related to interest, fees and update of lawsuits in progress.

(iii) Other civil claims

The Company is a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties. As of December 31, 2011, total accrued amount of R$ 178.4 million (R$ 167.6 million in December 2010) refers to claims with a loss likelihood considered probable. There was an increase both in lawsuits with probable and possible risk of loss, arising from the increase in lawsuits and, also, the levy of monetary adjustment, interest and fees for the year.

(iv) Tax claims

The provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's legal advisors. The R$71.5 million increase in lawsuits with chances of possible losses is mainly related to the restatement deriving from lawsuits filed by the municipality of São Paulo, related to ISS (services tax) collection, as outlined in item “b” below.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(a)

In 2006, the Federal Revenue Service, by means of a tax execution, audited the Company's compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and recognized taxes payable adjusted through December 31, 2011 in the amount of R$379.3 million (R$357.7 million in December 2010). The Company filed a timely objection and will appeal against the tax assessment at administrative level and in courts. According to its legal advisors, the likelihood of loss of this administrative proceeding is approximately 90% considered remote and 10% possible.

(b)

The company filed for a preliminary injunction to challenge the revocation of the tax on service revenue exemption granted by the Municipality of São Paulo, under a City Law enacted in 2002. In April 2003, the exemption was granted and the tax payment was suspended by an injunction. In May 2005, court rendered its decision rejecting the preliminary injunction. In July 2005, SABESP filed appeal aiming at upholding the effectiveness of injunction granted and in January 2012, we were summoned about the publication of court decision that rejected our appeal, and in view of omissions in court decision we filed motion for clarification with modification effect, which is pending judgment. Referring to tax deficiency notices drawn up by the municipality of São Paulo, aiming the recording of tax credit related to ISS and penalties due to the failure to comply with respective instrument liabilities, an injunction approved in the records of the action for a provisional remedy is still pending judgment, which aims at annulling the administrative decision. As of December 31, 2011, the estimated amount of the claim is R$223.9 million (R$178.7 million in December 2010). The Company's legal advisors assessed the likelihood of loss as possible.

(c)

The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of  IRPJ/CSLL, which were paid based on monthly estimates. The amount involved was adjusted through December 31, 2011 and is estimated at R$44.7 million (R$40.9 million in December 2010). Our legal advisors assessed it has a possible loss.

(d)

The Company requested an authorization to offset the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of the period of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to monetary restatement over the financial statements (Law 8.200/91), which was anticipated in 1996 due to an injunction, after excluded by giving up the process and adopted the Provisional Measure 38/02. The Administrative Counsel of Fiscal Resources rejected the credit from 1997. The estimated amount is R$41.0 million on December 31, 2011 (R$39.1 million in December 2010). The Company´s legal advisors assessed this claim as a possible loss.

(e)

On June 23, 2010, the Company and the municipality of São Paulo signed an agreement to provide water supply and sewage services. The negotiation of this agreement led to the extinction of some judicial lawsuits, but others were not part of the referred agreement, and lawsuit proceeds as usual. The remaining judicial lawsuits considered as possible and probable loss are mainly related to taxes and fines. As of December 31, 2011 the amounts of such judicial lawsuits were R$27.7 million and R$ 30.6 million (R$22.3 million and R$ 27.2 million in December 2010, respectively).

(f)

In 2005, the Federal Revenue Service partially rejected the Company´s request of offsetting tax credits related to the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) in the amount of approximately R$56.1 million, and R$8.7 million, respectively, which relate to the period from January to April 2003, for which the Company offset prior year IRPJ and CSLL negative balances. The amounts not ratified by the authority of IRPJ and CSLL are R$11.2 million and R$0.7 million, totaling R$ 11.9 million. As the Company obtained a partial favorable decision on this matter, the Company´s legal advisors believe likelihood of loss amounts to R$6.5 million (R$6.2 million in December 2010) and R$ 1.1 million (R$ 1.1 million in December 2010) are possible and probable, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(g)

The Company filed lawsuits against the Municipalities of Bragança Paulista and São Paulo due to the collection by these municipalities of a charge on the use of public areas to install the structures used for the water supply and sewage services. In the lawsuit filed against the Municipality of Bragança Paulista, the Company granted a preliminary injunction related to this charge which prevents the municipality from any current or future of charge collection until is the Company reach a final court decision on this matter. In June 2005, the Company got a favorable decision of the lower court and the initial remedy was maintained. The municipality appealed against the decision, which has not been decided by the Court of Appeals yet. With respect to the Municipality of São Paulo, the Company got a unfavorable decision in the lower court which issued a decision confirming the legality of the municipal charge. The Company filed an appeal and awaits the judgment. Subsequently, a new law was approved regarding the implementation of the collection of a charge on the use of public areas in the Municipality of São Paulo. In April 2004, the Company filed an injunction to suspend the collection of the municipal charge. The Company had a favorable decision of the lower court, as the injunction was granted which recognizes the municipal charge as undue. The municipality filed an appeal, which was rejected and awaits the judgment by the Court of Justice. The Company's legal advisors assessed the likelihood of loss on this matter as a possible.

(v)	Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable or possible loss. The Company recognized a provision for claims which likelihood of loss is considered probable.

(a)

On January 27, 2005, the São Paulo Water, Sewage and Environmental Workers' Union ("Sintaema") filed a lawsuit against the Company, claiming compensation for work shifts, which was dismissed by the lower court under Company arguments that Sintaema did not have legitimacy to file such lawsuit. However, the Labor Regional Court overruled this decision favorably to Sintaema and required that the lawsuit returned to the original court for judgment. The Company's appeal to the Superior Labor Court was overruled. The lawsuit returned to the original court and was accepted. The Company appealed but the Labor Regional Court maintained the decision; and filed an appeal with the Superior Labor Court, for which is awaiting judgment. The Company's legal advisors assess the likelihood of loss on December 31, 2011 of R$62.6 million (R$55.9 million in December 2010), as probable.

(b)

The São Paulo Water, Sewage and Environmental Workers' Union ("Sintaema") and other unions, filed a lawsuit against the Company claiming for, among other matters, over time rate at 100% and a 1.5% salary increase over inflation for the years of 2010 and 2011. The Labor Regional Court decided favorably to Sintaema. The Company appealed to the Superior Labor Court to suspend such decision, which was accepted. Currently, the Company awaits the judgment. The Company's legal advisors assess the likelihood of loss on December 31, 2011 of R$11.8 million (R$10.5 million in December 2010), as probable.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(vi) Environmental claims

The public civil actions to which the Company is party include the following:

(a)

Public civil action at the Judicial District of Paraguaçu Paulista (1st Court of Paraguaçu Paulista) seeking for compensation and end of environmental damages allegedly caused by disposal of untreated sewage by the Company into the Alegre river, in the municipality of Paraguaçu Paulista. The lower court judge ruled against the Company, ordering it to: (a) cease the disposal of untreated sewage into Alegre river; (b) invest in the water and sewage treatment system of the municipality of Paraguaçu Paulista; (c) pay indemnity for recovery of environmental damages, determined by court at R$168.9 million. The decision also determined that the failure to comply with items (a) and (b) above would subject the Company to pay daily fines. The Company has appealed against the decision. On September 21, 2006, the São Paulo State Court of Justice rejected the Company s appeal. A settlement was entered into with the Public Prosecution Office, in the amount of R$42.7 million, with a 54-month term for the execution of the works, R$34 million referring to the compensation for environmental damages. Certain issues regarding compliance with the terms of the commitments assumed in the agreement are under discussion. Accordingly, the Company s legal advisors assessed the likelihood of loss as probable. The amount accrued for this claim is R$43.7 million (R$15 December 2010).

(b)

Public civil action filed by the Public Prosecution Office against SABESP, which result was unfavorable. Sabesp was condemned to: (i) stop disposing untreated sewage in the fluvial system, a under a penalty of R$ 150 for each illegal act; ii) invest in water supply and sewage treatment system in the municipality of Guarei, considering that all necessary actions to have water supply and sewage treatment system concluded in 180 days, under a penalty of R$100 in case of default; 3) indemnify for damages caused to the environment, to be calculated in court decision. Sabesp filed an appeal and awaits the decision. As of December 31, 2011, the mount provisioned for this claim was R$38.4 million (R$4.4 million in December 2010). The Company's legal advisors' assessed the likelihood of loss as probable.

(c)

Public civil action filed by the Public Prosecution Office against SABESP and the City of Cotia seeking individual and joint sentencing of the defendants to: (i) the termination of untreated water effluents discharges into the Cotia River or its tributaries, subject to a daily fine in the case of noncompliance; (ii) the treatment of sewage prior to discharging it into the Cotia River, subject to a daily fine, in the event of oncompliance; (iii) the full restoration of soil, of surface and underground water bodies and of vegetation to their original condition, subject to a daily fine, in the event of noncompliance; and (iv) the payment of compensation for environmental damages caused to soil, to water sources and to underground and surface water bodies that cannot be recovered. The appellate court rendered favorable decisions to us with respect to items (i), (iii) and (iv) above. According to evaluations by the court's technical expert, on October 17 2006, compensation for environmental damages was R$827 or, alternatively, R$5.8 million, if the Company includes the damages caused to the river banks (Cotia river). This amount is still under discussion and its approval is subject to a final decision by a lower court. As of December 31, 2011, the restated amount of the expert's report is R$11.6 million (R$10.7 million in December 2010). The Company's legal advisors' assessed the likelihood of loss as probable.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(d)

The municipal government of Águas de São Pedro filed a Public Civil Action against SABESP aiming at sentencing the Company to execute the necessary works and services to remove the direct discharge of sewage near a green area, headwaters and Pantanal lake, located on Pinheiros Street in the municipality of  Águas de São Pedro. This claim is also includes, indemnities due to environmental damages and attorney's fees. The Company got a favorable decision of the lower court. The Company got an unfavorable decision of the Court of Justice and SABESP had 180 days to implement the necessary services to treat the regions sewage before disposing it in streams, providing appropriate studies supported by environmental technical rules, re-establishing the daily fine of R$5. Motions for clarification have been filed and rejected. SABESP appealed to this decision. The amount of the daily fine calculated on December 31, 2011 totaled R$2.0 million (R$14.0 million in December 2010), amount of which was decreased as calculation of daily fine changed. The Company s legal advisors assessed the likelihood of loss as probable.

(e)

A public civil action filed by the Public Prosecution Office against SABESP which result was unfavorable. Sabesp was condemned to: (i) stop disposing untreated sewage in the São Sebastião s canal before getting the operating and inspection licenses, under a penalty of R$100 thousands per day; ii) obligation to prepare and maintain the operation of the EPC (Pre-conditioning station) Araçá with the respective operating and inspection licenses, under a penalty of R$ 100 thousands per day; iii) stop disposing untreated domicile sewage in the São Sebastião s canal; iv) comply with all requirements of the inspection and operating licenses, including the requirements from CETESB; v) pay indemnity of R$50 million regarding environmental damages. The Company must present to the court the operating and inspection licenses of raçá in 6 months, under a penalty of R$ 100 thousands per day. The Company must also contract an expert to prepare an environmental study, in 30 days for inspection and collection of samples from São Sebastião channel along with diffuser of marine outfall of Araçá and beaches 8 km at south and north, beyond the mangrove, where besides water quality that shall be analyzed as to sediments, auditors warns about the existence of concentrated fecal coliforms, monthly reports to the court, which shall be referred to as  independent auditor s report. This action is commencing and the Company awaits the judgment in lower court. As of December 31, 2011, this claim amounted to R$123.4 million (R$78.1 million in December 2010). The Company's legal advisors' assessed the likelihood of loss as possible.

(f)

Public civil action filed by the São Paulo Public Prosecution Office against SABESP and the Municipality of Piracaia seeking conviction of the defendants for the obligation not to discharge untreated household sewage into the Atibaia river, which is not in compliance with the quality standards provided for in law, under the penalty of specific execution or a daily fine. This lawsuit is awaiting ruling at the lower courts, however, as the interlocutory appeal was granted, the amount of this action changed from R$3.5 million to R$100. As of December 31, 2011, the restated amount of this lawsuit is R$ 262 (R$9.6 million in December 2010). The Company's legal advisors assessed it as a possible loss.

The Company is a party to other environmental lawsuits in municipalities where it operates, arising from the discharge of untreated waste, assessed as probable and possible risks of loss by its legal advisors. The amounts recognized as provisions do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which the such lawsuits are and management's ability to reasonably estimate the amounts of future disbursements. As of December 31, 2011, total accrued amount represents the R$121.2 million (R$65.1 million in December 31, 2010), already including the amounts referred to in items (a), (b), (c) and (d).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(vii) Settlements reached in 2011

In 2011 the Company reached several settlements, which were accrued, related to environmental issues, as follows:

(a)	Águas de Santa Bárbara

On August 5, 2011, the Company and the Municipality of Águas de Santa Bárbara signed a judicial agreement with the Justice Department of the municipality of Cerqueira César for the execution of works necessary for  the previous treatment of all domestic sewage collected in the municipality of Águas de Santa Bárbara, environmental compensation and mapping of the municipality s riparian forests, as well as those to be recovered. The estimated investment in the Water Treatment Station is R$6.1 million and the estimated cost of the forest recovery is R$ 200.

(b)	Campos do Jordão

On July 11, 2011, the Company and the Justice Department of the municipality of Campos do Jordão signed a judicial agreement for the execution of construction works for the Campos do Jordão Sewage Treatment Station, estimated at R$108.7 million, and indemnify for eventual environmental damages that may or may not be remedied and in relation to the daily fine determined in court decision: forest recovery, estimated at R$850, environment center, estimated at R$440, and anticipation of works, estimated at R$41 million.

(c)	Mococa

The Consent Decree entered into on May 3, 2011 between the São Paulo State Public Prosecution Office - GAEMA Ribeirão Preto and SABESP for the execution of sanitary sewage system works in the municipality of Mococa and in the District of Igaraí, estimated at R$2.9 million.

(viii) Other concession-related legal proceedings

(a)

On March 25, 2005, the municipality of Itapira approved a decree that revokes the concession contract. In addition, a municipal law was enacted which revokes previous law which authorized the municipality to execute an agreement with SABESP. The municipality filed an Asset Repossession Action against Sabesp seeking to take back the ownership of all reversible assets, rights and privileges transferred within the scope of water supply and sewage collection services and was granted an injunction, which was subsequently ratified by court decision. SABESP filed appeal and subsequently discontinued the lawsuit due to the filing of action for damages against said municipality, which is in progress, with expectations of possible favorable decision.

(b)

The municipality of Cajobi has filed a Repossession Action that seeks the takeover the water supply and sewage services, and sentencing the Company to pay for losses and damages for amounts received as water and sewage tariffs not received in view of utilities explored since the enactment of the Municipal Decree, and for the use of assets related to the concession. The court decision confirmed the Municipality's takeover of the water and sewage services. On August 25, 2008, SABESP filed an appeal that awaits judgment. The Municipality provides water supply and sewage collection services since May 29, 2007 under injunction granted in the interlocutory appeal. SABESP filed an injunctive relief of anticipated discovery to calculate the amount to be paid by the municipality, which is under expert s examination phase, to subsequently file an action for damages, with chances of a favorable decision.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(c)

The City of Araçoiaba da Serra filed a Repossession Action seeking an authorization to enter concession-related facilities, including all properties and chattels linked to the water supply and sewage treatment services. The Municipality is now managing and operating these services in view of the termination of the concession agreement on September 23, 2006. The Municipality also claims the definitive takeover of the services, including due handover of all assets, rights and privileges previously transferred to SABESP. The initially granted injunction and confirmed by the appellate court maintain the Municipality as the service provider. The Company has subsequently filed for an injunction to request the early production of evidence. The lawsuit is in the fact-finding phase, with chances of possible losses.

(d)

On July 2, 2010, the City of Tarumã filed a writ of prevention related to all assets related to the collection, treatment and water supply and sewage services systems. Initially, the court had granted injunction, decision of which was subsequently reviewed, reason that on January 19, 2011 the Company restarted its operation in this municipality by a court decision. Through another writ of prevention preceding this, which aimed the municipality of Tarumã on injunction, the register of existing assets and used in the execution of water and sewage services rendered in that municipality, determining that these assets are under its custody until settlement of any indemnity on behalf of SABESP. By injunction decision, the assets will be under  Sabesp´s custody due to eventual liquidation of the indemnity to Sabesp. Both lawsuits are under discovery/hearing phase and await final decision, and their chances are classified as possible and remote, respectively.

(e)

In December 2, 1997, the municipality of Santos enacted a law expropriating the Company's water and sewerage mains in Santos. The Company requested an injunction against the expropriation which was denied by the lower court. This decision was subsequently reversed by the State of São Paulo appellate court, which then issued an injunction suspending the law. The Company was granted a favorable decision at the lower court, and the municipality of Santos appealed against the decision. Although the decision was maintained by the Court of Justice, it is not final. Despite the pending action, the Company is operating the water supply and sewage collection systems in the municipality of Santos. The chances of this lawsuit are of probable  success.

(f)

The municipality of Tuiuti has brought a declaratory action seeking to recognize the inexistence of any judicial or legal grounds to justify our permanence as the provider of water supply and sewage services in the municipality of Tuiuti, and the subsequent taking over of these services by the municipality. The Company responded with a counterclaim against the municipality seeking a statement corroborating the existence of a legal relationship between the two parties for subsequent compensation for investments made. The lower court decision was partially unfavorable to SABESP as it declared that there was no legal relationship between the Municipality and SABESP relate to the service concession and confirmed the injunction authorizing the takeover of the services. However, the court's decision was favorable to the counterclaim filed by SABESP and sentenced the Municipality to pay R$541, restated from March 1996. The Company filed an appeal on July 22, 2009. On the other hand, the Municipality also filed an appeal. The State Appellate Court partially agreed with Sabesp to increase the indemnity to R$1.1 million (December/1995). SABESP is not operating in this municipality as required by injunction granted to the Municipality. Referring to counterclaim, the expectation is of probable success.

(g)

On January 12, 2001, the Company filed an ordinary action against the municipality of Presidente Prudente for the purpose of recognizing the contractual right to maintain Sabesp as the sanitation service until the legal and formal cancellation of the contract, including the respective indemnity, which recognizes the abusive and illegal the acts of the municipality. The Company still provides sanitation service in Presidente Prudente by force of a court decision that ensured it the right to continue operating the concession until the previous payment of compensation, with a remote likelihood of loss.

(h)

On March 15, 2011, SABESP filed a Repossession Action against the municipality of Álvares Florence, seeking on an injunction basis to regain the possession of the affected facilities to the concession, including all the properties and assets related to water supply and sewage services, resuming management, operation and exploration of said services in view of the forced repossession by the municipality after the end of the agreement. It pleads the final repossession, ensuring the continuance of sanitation services. The injunction was initially granted and subsequently reversed by the Court of Justice through an interlocutory appeal to maintain the municipality as the service provider. Currently, this lawsuit relies on lower court decision unfavorable to SABESP and an appeal is pending judgment, with chances of success.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(i)

On August 19, 2011, SABESP filed a Repossession Action against the municipality of Macatuba, seeking on an injunction basis to regain the possession of the affected facilities to the concession, including all the property and assets related to water supply and sewage services, resuming management, operation and exploration of said services in view of the end of the agreement. The injunction was denied and up to date SABESP has not resumed operations in this municipality. The lawsuit is awaiting a lower court decision. SABESP has also filed ordinary proceedings cumulated with imposition of fine sentencing the municipality to pay indemnity for amounts of investments linked to reversible assets not yet amortized or depreciated, which is under services of process, with a possible chances of success.

(j)

After the expiration of the Concession Contract of the municipality of Iperó, it has filed an administrative request to resume services. On December 30, 2009, SABESP filed a Repossession Action to maintain the possession of services until the payment of indemnity, initially obtaining an injunction granting the Company the maintenance of possession. This same injunction was subsequently revoked by the lower court.

An interlocutory appeal was filed, but did not change the outcome. The municipality is providing the services. The Repossession Action was denied and currently awaits the judgment of the appeal. Concurrently, SABESP has also filed an injunctive relief of anticipated discovery, where an injunction was granted only to list the assets composing the services rendered, which is under expert’s examination, with chances of remote success.

17	Employee Benefits

(a)	Health benefit plan

The health benefit plan is managed by Fundação SABESP de Seguridade Social - SABESPREV and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.   Company - 7.5% (December 31, 2010 - 7.6%) on average, of gross payroll;

.   Participating employees - 3.21% of base salary and premiums, equivalent to 2.2% of gross payroll, on average.

(b) Pension plan benefits

The amounts recognized in the balance sheet are determined as follows:

	December 31, 2011	December 31, 2010
Funded plan - G1
Present value of defined benefit obligations	1,638,220	1,572,933
Fair value of plan assets	(1,203,493)	(1,113,189)
Unrecognized actuarial gains (losses)	103,892	27,588

Net liabilities recognized for defined benefit obligations	538,619	487,332
Unfunded plan - G0
Present value of defined benefit obligations	1,581,600	1,638,036
Unrecognized actuarial gains (losses)	(69,522)	(321,330)

Net liabilities recognized for defined benefit obligations	1,512,078	1,316,706

Liability as per balance sheet - Pension obligations	2,050,697	1,804,038

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Fundação SABESP de Seguridade Social - SABESPREV, the defined benefit pension plan is sponsored by monthly contributions as follows: 2.10% from the Company and 2.3% from the participants.

As of December 31, 2011, SABESP had a net actuarial liability of R$538,619 (R$487,332 on December 31, 2010) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the related assets; and unrecognized actuarial gains.

Changes in the present value of defined benefit obligation for 2011 and 2010 are as follows:

	2011	2010
Defined benefit obligation, beginning of year	1,572,933	1,422,993
Service cost	26,869	27,200
Interest cost	158,069	152,470
Actuarial (gain) losses	(57,583)	222,510
Curtailment	-	(195,561)
Benefits paid	(62,068)	(56,679)

Defined benefit obligation, end of year	1,638,220	1,572,933

Changes in the fair value of plan assets over the year are as follows:

	2011	2010
Fair value of plan assets, beginning of year	1,113,189	1,123,695
Expected return on plan assets	111,307	122,630
Actuarial gain or loss	18,805	28,318
Company's contributions	8,853	13,835
Employees' contributions	13,407	15,574
Curtailment	-	(134,184)
Benefits paid	(62,068)	(56,679)

Fair value of plan assets, end of year	1,203,493	1,113,189

The amounts recognized in the statement of income are as follows:

	2011	2010
Current service cost	26,869	27,200
Interest cost	158,069	152,470
Expected return on plan assets	(111,307)	(122,630)
Gain or loss amortization	-	(10,397)
Curtailment	-	(61,377)
Gain not recognized of curtailment	-	(15,266)

Total	73,631	(30,000)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

In 2011, the gain of the curtailment, net of the expenses related to the defined benefit obligation under Plan G1 was recorded in the statement of income R$56,613 in cost of sales and services, R$8,928 in Selling expenses and R$8,090 in Administrative expenses. In 2010, the expenses related to defined pension plan amounting to R$ 24,314, R$3,547 and R$2,139, was recorded in cost of sales and services, Selling expenses and Administrative expenses, respectively.

Curtailment

As of July, 2010, aiming at resolving the deficit related to the Defined Benefit Plan (G1), SABESP and SABESPREV have structured a process through which the participants may elect to move from the Defined Benefit Plan to a Defined Contribution Plan, the SABESPREV Mais.

The migration from plan G1 to Sabesprevmais resulted in actuarial gain, related to proportional part of the employees who migrated, determined by the present value of the assets and liabilities of the pension plan. The Company recognized gain related to curtailment and partial payment of the present value of the defined benefit pension plan and the fair value of the plan assets, amounting to R$61,377. The Company also recognized prior actuarial gains amounting to R$15,266.

The period for the plan migration (from July to November 2010) was suspended through an injunctive relief granted by the Court of Justice of the State of Sao Paulo, on October 20, 2010 until the claims from the parties involved are taken into consideration. Up to October 20, 2010, 4,023 employees, which corresponded to 26.0% of G1 Plan participants, migrated to Sabesprev Mais.

Expected expenses	2012
Current service cost	27,764
Interest cost	176,762
Expected return on plan assets	(147,550)
Total additional expenses	56,976

The principal actuarial assumptions used were as follows:

	2011	2010

Discount rate – real	5.75% p.a.	6.0% p.a.
Inflation rate	5.00% p.a.	4.0% p.a.
Expected rate of return on assets	12.53% p.a.	10.2% p.a.
Future salary increase	7.10% p.a.	6.1% p.a.

The mortality table used in the 2011 calculation was AT-2000 (AT 83 redressed at 10% in 2010). This change did not have a relevant effect and change occurred as it adheres to the plan’s population.

The 5.75% actuarial discount rate in 2011 (6.0% in 2010) is compatible with federal bonds (NTN-B).

The number of active participants as of December 31, 2011 was 9,833 (10,444 on December 31, 2010). The number of inactive participants as of December 31, 2011 was 5,936 (5,579 on December 31, 2010).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Sensitivity analysis of the pension plan as of December 31, 2011 regarding the changes in the main assumptions are:

Funded plan - G1
	Change in expectation	Impact on liability
Discount rate	Increase of 0.5%	Decrease of 6.19%
	Decrease of 0.5%	Increase of 6.87%
Wages increase rate	Increase of 0.5%	Increase of 2.73%
	Decrease of 0.5%	Decrease of 2.46%
Life expectation	Increase of 1 year	Increase of 1.36%

Plan assets

The plan's investment policies and strategies are aimed to reduce investment risk through diversification, considering such factors as the liquidity needs and funded status of plan liabilities, types and availability of financial instruments in the local market, general economic conditions and forecasts as well as requirements under the law. The plan's asset allocation and external asset management strategies are determined with the support of reports and analysis prepared by SABESPREV and independent financial consultants. Under its allocation strategy, pension assets of the Company are comprised as follows:

	Allocation - %
Asset category	December 31, 2011	December 31, 2010
	69%	72%
Fixed rate securities	26%	21%
Equity securities	3%	5%
Real estate	2%	2%
Total	100%	100%

Restrictions with respect to asset portfolio investments, in the case of federal government securities for internal management:

i)	papers securitized by the National Treasury will not be permitted;
ii)	exposure to fluctuations in exchange rates will not be permitted, i.e., if there are any exchange bills in the portfolio, swaps must be used to hedge existing exposure.

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for external management, are as follows:

i)	day-trade operations will not be permitted;
ii)	sale of uncovered share is prohibited;
iii)	swap operations without guarantee are prohibited;
iv)	leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short, such operations cannot result in losses higher than invested amounts.

SABESPREV does not invest in stock or bonds issued by the Company on December 31, 2011. The real estate held in the portfolio is not used by the Company.

The plan assets had a return of 14.9% in 2011 and 13.4% in 2010.

The expected long-term rate of return on plan assets was determined based on the weighted average estimated return of the plan assets, which includes fixed rate securities, equity securities, real estate, and loans. This projected long-term rate includes the projected long-term inflation rate and takes into consideration such factors as projected future interest yield curves and economic projections available in the market.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

The Company expects contributions to Plan G1 for the year ending December 31, 2012 in the amount of 11,018.

SABESPREV's technical deficit as of December 31, 2011 was R$506,431 (R$437,652 in December 2010). The Company and the SABESPREV are in process of negotiation to resolve the technical deficit, by changing the pension plan from a Defined Benefit Plan to Defined Contribution Plan. Management expects not to incur in additional material costs resulting from the change of the referred plans.

(i) Pension plan – Defined Contribution

On December 31, 2011, after the migration of the participants, the Defined Contribution Plan remained with 4,452 participants.

With respect to the defined contribution pension plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

Regarding the Defined Contribution Plan, the commitment to all participants who migrated up to December 31, 2011, as per the actuarial report, amounted to R$14,688 referred to active participants. The Company has made payments in the amount of R$10,241 in 2011 (R$13,256 in December 2010).

(ii) Plan G0

The Company is also co-obligor to a supplemental defined benefit pension plan. Pursuant to Law 4,819/58, employees who provided services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from shareholder, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2011, the Company recorded a defined benefit obligation for Plan G0 of R$1,512,078 (R$1,316,706 in December 2010).

Changes in the present value of defined benefit obligation over the year:
	2011	2010
Defined benefit obligation, beginning of year	1,316,706	1,299,761
Interest cost	319,793	135,353
Benefits paid	(124,421)	(118,408)
Defined benefit obligation, end of year	1,512,078	1,316,706

The amounts recognized in the statement of income are as follows:
	2011	2010
Current service cost	548	9
Interest cost	161,718	135,344
Amortization (gains)/losses	157,527	-
Total	319,793	135,353

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

In 2011 and 2010, the expense related to the defined benefit obligation under Plan G0 was recorded in administrative expenses.

Expected expenses	2012

Current service cost	400
Interest cost	167,387
Total additional expenses	167,787

The principal actuarial assumptions used:

	2011	2010

Discount rate – real	5.75% p.a.	6.00% p.a.
Inflation rate	5.00% p.a.	4.00% p.a.
Future salary increase	7.10% p.a.	6.10% p.a.

The mortality table used in the 2011 calculation was AT-2000 (AT 83 redressed at 10% in 2010). This change did not have a relevant effect and this change occurred as it adheres to the plan’s population.

The 5.75% actuarial discount rate in 2011 (6.0% in 2010) is compatible with federal bonds (NTN-B).

The number of active participants of Plan - Go as of December 31, 2011 was 36 (62 on December 31, 2010). The number of beneficiaries, retirees and survivors as of December 31, 2011 was 2,259 (2,474 on December 31, 2010).

The benefit payable from the Go pension plan expected for 2012 is R$133,635.

The sensitivity analysis of total liabilities of pension plans on December 31, 2011 to the changes in the main weighted assumptions is:

Plan – G0	Change in expectation	Impact on liability

Discount rate	Increase of 0.5%	Decrease of 4.47%
	Decrease of 0.5%	Increase of 4.86%
Wages increase rate	Increase of 0.5%	Increase of 0.02%
	Decrease of 0.5%	Decrease of 0.02%
Life expectation	Increase of 1 year	Increase of 1.88%

(c) Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and Sabesp. The period covered represents the Company fiscal year, commence in January to December. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached. As of December 31, 2011 the profit distribution accrued amounted to R$56,576 (R$ 52,600 in 2010).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

18	Equity

(a)	Authorized capital

The Company is authorized to increase capital by up to R$10,000,000, based on a Board of Directors' resolution, after submission to the Fiscal Council.

(b) Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 227,836,623 registered common shares, without par value, held as follows:

	December 31, 2011		December 31, 2010
	Number of shares	%	Number of shares	%
State Department of Finance	114,508,086	50.26%	114,508,085	50.26%
Companhia Brasileira de Liquidação e Custódia	52,990,545	23.26%	51,707,376	22.69%
The Bank Of New York ADR Department (equivalent in shares) (*)	60,144,856	26.40%	61,418,144	26.96%
Other	193,136	0.08%	203,018	0.09%

	227,836,623	100.0%	227,836,623	100.0%

(*) each ADR is equal to 2 shares

Subscribed and paid-in capital is represented by 227,836,623 registered common shares, without par value as of January 1, 2011 and December 31, 2011; there was no change during the year.

(c) Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian corporate law. The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

The minimum mandatory dividends are calculated as follows:
2011
Net income of the year	1,223,419
(-) Legal reserve - 5%	(61,171)
1,162,248
minimum mandatory dividend - 25% (R$ 1.27 per share)	290,562

On April 28, 2011, the Shareholders’ General Meeting approved the distribution of dividends as interest on shareholders’ equity amounting to R$455,992, for the 2010 fiscal year. Therefore, the amount of R$68,761 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2010 equity under “Additional proposed dividends” was transferred to current liabilities, and these amounts were paid in June 2011. The R$455,992 interest, net of withholding income tax of R$33,032, totaled R$422,960.

The Company proposed dividends as interest on shareholders' equity in the amount of R$578,705 corresponding to R$2.54 per common share. This interest, net of income tax of R$43,168, was R$535,537. In 2010, interest was R$455,992, net of income tax of R$33,032, amounted to R$422,960.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

The Company declared dividends in the amount of R$578,705 approved at the general shareholders meeting on April 23, 2012. The Company recorded dividends payable as interest on shareholders’ equity in the amount of R$ 290,562, which considers the minimum dividend amount set forth in the by-laws. The R$288,143 difference was reclassified in equity to the “additional proposed dividends” account.

(d) Capital reserve

The capital reserve includes tax incentives and donations received by the company and may only be used for future capital increases.

(e) Legal reserve

Earnings reserve - legal reserve is a requirement for all Brazilian corporations and represents accrual of 5% of annual net income determined based on Brazilian law, up to 20% of capital. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital and earnings reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve may only be used to increase our capital stock or to offset losses. Therefore, they are not available for the payment of dividends.

(f) Investments reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems.

Pursuant to the Brazilian Corporation Law, an amount of a Company’s net income may be allocated to discretionary investment reserves, whose value is based on a capital budget previously submitted to the Company’s Management and approved by a Shareholders’ Meeting, The Company’s by-laws do not refer to the approval of the capital budget by the Shareholders’ Meeting; however, the Company adopts the rules of the Brazilian Corporation Law. After concluding the respective capital projects, the Company may retain said reserve until shareholders approve the transfer of all or part of the reserve to the capital or retained earnings reserve. Under Brazilian Corporation Law, if a project to which a portion of the capital budget reserve is allocated has a term of over a year, the budget related to this project must be submitted to the analysis of the Shareholders’ Meeting annually, until the project is concluded.

Pursuant to Paragraph four of Article 29 of the by-laws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of net income for the year, after deducting the legal reserve and minimum mandatory dividends, be allocated to an investment reserve that will comply with the following criteria:

I- its balance, jointly with the balance of the other profit reserves, except for reserves for contingencies and realizable profits, may not exceed the capital stock;
II- the reserve is intended to guarantee the investment plan and its balance may be used:

a)	to absorb losses, whenever necessary;
b)	to distribute dividends, at any moment;
c)	in share redemption, reimbursement or purchase transactions authorized by law; and
d)	in incorporation to the capital stock.

The investment reserve is constituted specifically by the portion corresponding to own funds that will be allocated to the expansion of water supply and sanitary sewage systems based on the capital budged approved by Management. On December 31, 2011 and 2010, the investment reserve balance was R$3,408,591 and R$2,825,048, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

(g) Destination of profit of the year

		2011
Net profit
(+)	Retained earnings	1,223,419
(-)	Legal reserve – 5%	61,171
(-)	Minimum mandatory dividend	290,562
(-)	Additional dividend	288,143
Investment reserve		583,543

(h) Retained earnings (accumulated losses)

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve at year end.

19  Earnings per Share Basic and diluted

Basic earnings per share is calculated by dividing the income attributable to the Company's shareholders by the weighted average number of common shares issued during the year.

	2011	2010
Attributable income to the Company's shareholders	1,223,419	1,630,447
Weighted average number of common shares issued	227,836,623	227,836,623
Basic and diluted earnings per share (reais per share)	5.37	7.16

The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

20 Operating Segments

Management has determined the operating segments based on the information used to make strategic decisions, with the purpose of allocating resources and evaluating the performance between segments.

The Executive Board considers the business from a rendering of services perspective (water supply and sewage services). No operating segment has been aggregated.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

The segment information for the reportable segments for the year ended December 31, 2011 is as follows:

	2011
			Reconciliation	Total per
			to the financial	Statement of
	Water	Sewage	statements	income
Gross revenue from sales and services - from external customers	4,610,204	3,699,916	2,234,778	10,544,898
Gross sales deductions	(334,616)	(268,645)	-	(603,261)
Net revenue from sales and services - from external customers	4,275,588	3,431,271	2,234,778	9,941,637
Costs, selling and administrative expenses	(3,309,145)	(2,001,647)	(2,186,320)	(7,497,112)
Income from operations before other operating expenses, net	966,443	1,429,624	48,458	2,444,525
Other operating expenses, net				(90,138)
Income from operations before financial income
(expenses) and income taxes				2,354,387
Depreciation and amortization
	415,065	353,704	-	768,769

	2010
			Reconciliation	Total per
			to the financial	Statement of
	Water	Sewage	statements	income
Gross revenue from sales and services - from
external customers	4,257,158	3,398,733	2,130,684	9,786,575
Gross sales deductions	(314,282)	(241,266)	-	(555,548)
Net revenue from sales and services - from external
Customers	3,942,876	3,157,467	2,130,684	9,231,027
Costs, selling and administrative expenses	(2,789,529)	(1,690,084)	(2,081,081)	(6,560,694)
Income from operations before other operating
expenses, net	1,153,347	1,467,383	49,603	2,670,333
Other operating expenses, net				1,830
Income from operations before financial income
(expenses) and income taxes				2,672,163
Depreciation and amortization	291,841	260,343	-	552,184

The operating income of the Parent company amounts to R$2,354,495 (R$2,672,119 in December 2010). The difference of R$108 (R$44 in December 2010) representing the financial income and expenses and the income taxes of the joint-controlled entities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Adjustments for reconciliation of the financial statements are comprised of:

	Consolidated
	December 31
	2011	2010

Gross revenue from construction recognized under ICPC 1	2,234,778	2,130,684
Construction costs recognized under ICPC 1	(2,186,320)	(2,081,081)

Revenue from concession construction contracts is recognized in accordance with CPC 17, Construction Contracts (IAS 11), using the percentage-of-completion method.

Reportable segment's assets are reconciled to total assets as follows:

	Consolidated
	December 31,	December 31,
	2011	2010

Water supply	8,237,071	7,980,302
Sewage services	10,584,402	9,145,194

Segment assets for reportable segments	18,821,473	17,125,496

Total current assets	3,725,833	3,590,121
Noncurrent assets
Customer accounts receivable, net	333,713	352,839
Accounts receivable from related party, net	170,288	231,076
Indemnities receivable	60,295	146,213
Escrow deposits	54,178	43,543
Deferred income taxes	179,463	78,440
Property, plant and equipment, net	356,468	249,606
Other noncurrent assets	1,513,273	1,533,250

Total assets per the balance sheet	25,214,984	23,350,584

There are no liabilities allocated to the reportable segments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

21	Revenue

(a)	Gross revenue from sales and services:

	Parent Company		Consolidated
	2011	2010	2011	2010

Greater São Paulo Metropolitan area	6,144,669	5,699,618	6,144,669	5,699,618
Regional Systems (i)	2,160,374	1,955,608	2,165,451	1,956,273
Total	8,305,043	7,655,226	8,310,120	7,655,891

(b) Reconciliation between gross revenue and net revenue:

	Parent Company		Consolidated
	2011	2010	2011	2010

Gross revenue from sales and services	8,305,043	7,655,226	8,310,120	7,655,891
Gross revenue from construction	2,224,633	2,130,675	2,234,778	2,130,684
Service taxes and deductions	(602,231)	(555,531)	(603,261)	(555,548)
Net revenues	9,927,445	9,230,370	9,941,637	9,231,027

(i) Comprises the municipalities operated in the inland and the coast of São Paulo State.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

22 Operating Costs and Expenses

The operating costs and expenses are composed of the following:

	Parent company		Consolidated
	2011	2010	2011	2010
Cost of sales and services
Salaries and payroll charges	1,131,774	994,530	1,132,403	994,631
Pension plan	49,374	(11,799)	49,374	(11,799)
Construction costs	2,177,045	2,081,071	2,186,320	2,081,081
General supplies	147,268	135,058	147,464	135,113
Treatment supplies	154,748	136,533	154,867	136,546
Outsourced services	668,138	603,849	668,994	603,924
Electricity	582,410	529,352	583,418	529,480
General expenses	368,932	202,633	369,054	202,645
Depreciation and amortization	739,043	522,927	739,083	522,927

	6,018,732	5,194,154	6,030,977	5,194,548

Selling expenses
Salaries and payroll charges	194,747	185,012	194,832	185,012
Pension plan	7,942	(1,375)	7,942	(1,375)
General supplies	7,703	6,488	7,703	6,488
Outsourced services	201,941	216,034	201,955	216,038
Electricity	622	775	622	775
General expenses	78,654	69,580	78,660	69,581
Depreciation and amortization	7,435	3,922	7,435	3,922
Allowance for doubtful accounts, net of recoveries (Note 8 (c))	120,260	232,505	120,393	232,505

	619,304	712,941	619,542	712,946
Administrative expenses
Salaries and payroll charges	157,704	140,933	160,262	141,749
Pension plan	262,597	93,683	262,597	93,683
General supplies	4,142	5,131	4,267	5,167
Outsourced services	123,500	149,570	125,502	150,300
Electricity	1,047	1,219	1,052	1,268
General expenses	208,365	172,028	208,978	172,241
Depreciation and amortization	22,226	25,327	22,251	25,335
Tax expenses	61,496	63,380	61,684	63,457

	841,077	651,271	846,593	653,200

Cost, Sales and Administrative expenses
Salaries and payroll charges	1,484,225	1,320,475	1,487,497	1,321,392
Pension plan	319,913	80,509	319,913	80,509
Construction costs	2,177,045	2,081,071	2,186,320	2,081,081
General supplies	159,113	146,677	159,434	146,768
Treatment supplies	154,748	136,533	154,867	136,546
Outsourced services	993,579	969,453	996,451	970,262
Electricity	584,079	531,346	585,092	531,523
General expenses	655,951	444,241	656,692	444,467
Depreciation and amortization	768,704	552,176	768,769	552,184
Tax expenses	61,496	63,380	61,684	63,457
Allowance for doubtful accounts, net of recoveries (Note 8 (c))	120,260	232,505	120,393	232,505
	7,479,113	6,558,366	7,497,112	6,560,694

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

23 Financial Expenses and Income

	Parent Company		Consolidated
	2011	2010	2011	2010
Financial expenses
Interest and charges on loans and financing - local currency	(354,813)	(388,414)	(355,526)	(388,502)
Interest and charges on loans and financing - foreign currency	(79,816)	(50,797)	(79,816)	(50,797)
Other financial expenses (*)	(81,510)	(167,915)	(81,675)	(168,462)
Income tax over international remittance	(9,795)	(3,412)	(9,795)	(3,412)
Inflation adjustment on loans and financing	(48,879)	(87,330)	(48,878)	(87,330)
Inflation adjustment on Sabesprev Mais deficit	(1,794)	-	(1,794)	-
Other inflation adjustments	(68,975)	(47,041)	(68,975)	(47,041)
Provision for financial contingencies	(56,307)	(43,923)	(56,307)	(43,923)
Total financial expenses	(701,889)	(788,832)	(702,766)	(789,467)
Financial income
Inflation adjustment gains	89,351	120,779	89,361	120,779
Income on short-term investments	271,847	137,613	271,973	137,720
Interest and other income	104,555	85,415	104,592	85,415
Total financial income	465,753	343,807	465,926	343,914

Financial expenses, net	(236,136)	(445,025)	(236,840)	(445,553)
Net foreign exchange variations
Foreign exchange variation on loans and financing	(382,305)	66,191	(382,304)	66,191
Other foreign exchange variations	(96)	(209)	(97)	(214)
Inflation adjustment gains	(14,481)	169	(14,400)	169
	(396,882)	66,151	(396,801)	66,146

(*)	Other financial expenses are mainly comprised of interest paid related to lawsuit and interest related to liabilities of contract programs.

24	Other Operating Expenses, Net

The breakdown of other operating income (expenses), net is as follows:
	Parent Company		Consolidated
	2011	2010	2011	2010
Other net operating income	72,386	39,435	72,501	39,456
Other operating expenses	(162,639)	(37,626)	(162,639)	(37,626)
Other operating income (expenses), net	(90,253)	1,809	(90,138)	1,830

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA and Aqualog projects and services.

Other operating expenses consist mainly of write-off of property, plant and equipment due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and provision referring to concession assets in the municipality of Mauá (R$ 85,918).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

25	Commitments

(i)	Operating leases

As of December 31, 2011, operating leases already contracted require the following minimum payments, as follows:

2012	63,314
2013	54,067
2014	25,119
2015	867

Total	143,367

Lease expenses for the years ended December 31, 2011 and 2010 were R$34,337 and R$29,002, respectively. Lease expenses refer to the following: property rentals, vehicle rentals, machinery and equipment leases, IT equipment leases, photocopiers leases and automotive equipment. The contracts of operating leases mature in 2015.

(ii) Electricity

The Company has entered into long-term contracts with electric power providers. As of December 31, 2011, the main amounts regarding this type of contracts are presented as follows:

2012	283,183
2013	88,102
2014	82,583
2015	80,564

Total	534,432

Electric power expenses for the years ended December 31, 2011 and 2010 were R$584,373 and R$531,661, respectively. The contracts mature in 2015.

26	Subsequent events

15 th issue of debentures

On January 16, 2012, the Company registered the 15th issue of nonconvertible unsecured debentures, in two series for public offering and restricted placement efforts according to Brazilian Securities and Exchange Commission (CVM), instruction nº 476.

Issue date: February 15, 2012
Series: Two
Total amount: R$771,080 thousand
Quantity: 77,108
Unitary amount: R$ 10

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Series:One
Total Amount: R$ 287,330
Quantity: 28,733
Payment: semi-annually
Maturity date: February 15, 2017
Accelerated redemption: as of the 24th month
Interest: DI plus 0.99% p.a.

Series Two
Total Amount: R$483,750
Quantity: 48,375
Payment: annually
Maturity date: February 15, 2019
Accelerated maturity: none
Interest: IPCA plus annual interest of 6.20%

The amount obtained in the 15th issue of debentures will be allocated to repay financial commitments falling due up to December 31, 2012.

Redemption of the 13th issue of debentures

On February 17, 2012, the Company fully redeemed the 13th issue of debentures in the amount of R$633,343.

SABESP signs contract to expand actions against water loss

In February 2012, the Company, aiming at leveraging funds for the second phase of the Loss Reduction and Control Corporate Program at the water supply systems, signed a loan agreement with JICA (Japan International Cooperation Agency) in the amount of ¥ 33.6 billion (corresponding to R$710 million on the signature date). This phase of program has investments estimated at R$1.1 billion (¥ 52.2 billion), of which R$390 million (¥ 18.6 billion) will be SABESP’S consideration.

The loan matures within 25 years, with seven years of grace period, with annual interest rate of 1.7%. The loan will be used to expand and speed up investments of SABESP’s Water Loss Reduction Corporate Program.

* * *

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Officers
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Reports and Statements/Statement of Officers on the Financial Statements

STATEMENT

The officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Instruction 480 of December 7, 2009 that:

They revised, discussed and agreed with the financial statements for the year ended December 31, 2011.

São Paulo, March 23, 2012.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/signed/ Dilma Seli Pena
Chief Executive Officer

/signed/ Rui de Britto Álvares Affonso
Chief Financial and Investor Relations Officer

/signed/ Manuelito Pereira Magalhães Junior
Corporate Management Officer

/signed/ João Baptista Comparini
Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto
Metropolitan Officer

/s/ Luiz Paulo de Almeida Neto
Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Officers
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

Reports and Statements/Statement of Officers on the Report of Independent Registered Public Accounting Firm

STATEMENT

The officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Instruction 480 of December 7, 2009:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the financial statements for the year ended December 31, 2011.

São Paulo, March 23, 2012.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP signed/ Dilma Seli Pena
Chief Executive Officer

/signed/ Rui de Britto Álvares Affonso
Chief Financial and Investor Relations Officer

/signed/ Manuelito Pereira Magalhães Junior
Corporate Management Officer

/signed/ João Baptista Comparini
Technology, Project and Environment Officer

/signed/ Paulo Massato Yoshimoto
Metropolitan Officer

/signed/ Luiz Paulo de Almeida Neto
Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Fiscal Council Report
Years Ended December 31, 2011 and 2010
Amounts in thousands of reais, unless otherwise indicated

FISCAL COUCIL REPORT

The members of the Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO –SABESP, undersigned hereinbelow, within its duties and legal responsibilities, examined the Consolidated Financial Statements, the Annual Management Report and the Management Proposal For the Allocation of Income for the year ended December 31, 2011 and based on analysis conducted, additional clarifications rendered by Management and the Audit Committee, also considering the Report of Independent Registered Public Accounting Firm of PricewaterhouseCoopers, dated March 23, 2012, concluded that these are fairly presented, reason that they recommend to be sent for approval at the Shareholders' General Meeting.

São Paulo, March 23, 2012.

HUMBERTO MACEDO PUCCINELLI

JOSÉ ANTONIO XAVIER

DERALDO DE SOUZA MESQUITA JUNIOR

ALEXANDRE LUIZ OLIVEIRA DE TOLEDO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 11, 2012

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.